

ENGINES MATTER

Received SEC
SEP 08 2010
Washington, DC 20549

2010 ANNUAL REPORT



THE POWER WITHIN™

BRIGGS&STRATTON CORPORATION

Letter to Shareholders

Notice of 2010 Annual Meeting of Shareholders

Proxy Statement

2010 Annual Report to Shareholders on Form 10-K

BRIGGSandSTRATTON.COM

OUR MISSION

We will develop and maintain **mutually beneficial relationships** with our customers, suppliers, employees and communities. We will develop, produce, market and service high value power. By doing so, we will **grow our leadership position and increase the value** of our brand and shareholders' investment.



IT MATTERS WHAT'S INSIDE.

Whether you're talking about a person or their power equipment, the engine inside is what gets the job done. Briggs & Stratton believes in empowering the human can-do spirit and supports self-initiative and putting one's know-how to good use.

Supporting the power within each of us is our brand promise. It's why over 3,000 people build over 9 million engines in our U.S. factories each year from U.S. and global parts. And it's the reason why consumers look for the Briggs & Stratton brand when they shop for power equipment.

FINANCIAL HIGHLIGHTS

For the fiscal years ended June 27, 2010, June 28, 2009 and June 29, 2008.
In thousands, except per share data

NET SALES



NET INCOME



* Includes $18.7 million after tax expense associated with legal settlement

ECONOMIC RETURN ON CAPITAL EMPLOYED



NET OPERATING CASH FLOW (MILLIONS)



DILUTED NET EARNINGS PER COMMON SHARE





August 27, 2010

Dear Fellow Shareholders,

This past year was a year of improved performance and continued development of our business model. We were fortunate to see increased demand in some markets. After several years of market decline, the U.S. outdoor power equipment industry finally experienced an increase. Although we are not even close to a market recovery back to levels of several years ago, we have seen signs that the U.S. market for outdoor power equipment is improving. At the same time we continue to remain cautious given the worldwide economic conditions. The European market was weak this past year as the economic downturn continues to impact that region of the world. We do not expect a full-fledged recovery in the developed markets in the foreseeable future. Although there is continued uncertainty in the markets that we serve, there are some exciting opportunities for our company that I will discuss later.

Financial Performance

Although we saw improvement in some of our larger markets, we did not see that translate to the top line. For the year, our sales declined over 3%, driven primarily by a lack of portable generator shipments caused by minimal landed hurricane activity compared to fiscal 2009. Nonetheless, even though sales were down, we were able to increase operating income (excluding a litigation settlement) by over 45% and net income (also excluding the litigation settlement) by over 70%. We were able to achieve these results through a lot of hard work by our employees to cut costs and manage our businesses very efficiently. During the year, we continued to "right size" our operating footprint by closing our Jefferson, Wisconsin facility and consolidating those operations into our McDonough, Georgia, Auburn, Alabama and Wauwatosa, Wisconsin operations. This resulted in added transition costs and some inefficiency caused by the consolidation, although we were able to minimize the impact.

A key measure of our financial success is Economic Value Added. While we have not generated an economic profit now for several years, we continue to work toward that end and have shown marked improvement. Not only did this improvement occur through our improved net operating profit after tax, but our team also did a good job of managing the capital employed in the business. We had a keen focus on managing our working capital this year and it showed in that we reduced year-end inventories by almost $77 million. These types of actions have allowed us to substantially reduce our debt to the point where we have less than $90 million of net debt (debt minus cash) at year-end providing our company with the type of balance sheet that allows for future growth.



Our Strategy

As we move forward as a company, there are three "pillars" to our strategy:

1. **Protect and grow the profitability of the engine business** – our core has been and continues to be the engine business. We will continue to work very hard to earn our position in the engine market. We believe that our ability to make great quality engines that get to where they need to be in a timely manner at a reasonable price continues to be the path to success in this market. While emissions regulations continue to significantly impact the industry, we are very well positioned to provide the most cost effective solutions for our customers.

2. **Invest and grow in higher margin and margin expanding areas** – there are several areas of focus regarding this pillar of our strategy. We continue to invest in innovation in all areas of our business to provide creative solutions for customers and end users. An example of this is our new Symphony™ II standby generator technology. This system does a superior job of efficiently using the capabilities of a standby generator to power more things in the home resulting in a lower cost solution than competitive offerings. We will also focus more on the commercial markets. While Briggs & Stratton® is well known in the consumer engine market, commercial users tend toward other brands. By focusing on how people use equipment in their jobs, we will add value in this market.

3. **Expand geographically in underserved markets** – over the last few years it has become evident that we need to expand geographically. Being reliant on very few large markets is challenging when one or more of those markets experience a downturn. Although this pillar of the strategy will not have an immediate impact, we believe that there are regions of the world where our engines and products can help develop those economies. We have distribution capabilities nearly everywhere in the world that we can use to penetrate these markets with engines and products.

We will execute these three pillars of our strategy by maintaining our value proposition which includes aggressively pursuing lower cost, integrating with key stakeholders to drive mutual value, and focusing on the customer to solve their needs and make their lives better. We also will continue to invest in our most important asset, our people. Over the last few years, we have developed training programs to help our team improve and prosper. Our leadership development program is the flagship of these training programs where we challenge our best and brightest to be creative in solving real-time business issues and giving them the tools to be successful. All of this combines to enhance the Briggs & Stratton brand.

The Future

We are well positioned for the future. The acquisitions of the past and the investments that we have made to develop capabilities have positioned us very well. As mentioned earlier, our balance sheet is positioned to allow us to expand our capabilities through organic growth or acquisition. We will continue to look for opportunities to expand our product offerings and/or enhance our channels of distribution.

There continues to be tremendous uncertainty regarding the global economy which has become increasingly more volatile. Our management team has demonstrated its ability to lead in times of uncertainty; this experience will serve us well as we navigate into uncertain times.

As for our outlook on fiscal 2011, we remain cautious. We expect that the U.S. outdoor power equipment market will continue its modest rebound and we expect Europe will show some increases year-over-year. Commodity prices continue to be volatile so we are taking steps to mitigate the volatility as best we can. The continued wild cards are the overall economy and weather. In the U.S., consumer confidence continues to struggle while the housing market and unemployment rates are not showing significant signs of improvement. We believe that until these factors improve more than we've seen to date, we will not see a significant rebound in the developed markets. As for the weather, we do not include events such as hurricanes in our earnings projections; should we see strong hurricane activity this fall, we could see some upside to our guidance. Also, a wet, warm spring next year should bode well for the lawn and garden market. We do believe that many of the actions that we have taken over the past few years in terms of rationalizing plants and controlling costs will pay off for us in fiscal 2011 and beyond.

Closing Comments

In closing, I would first like to thank John Shiely who is retiring as Chairman in October. John served Briggs & Stratton for many years – John, your contributions are sincerely appreciated.



I would also like to thank the following:

- Our customers – we will continue to strive to be the best at meeting your needs.
- Our employees – your efforts and dedication (especially over the last year) have been tremendous.
- Our suppliers – we appreciate your support and assistance in meeting our needs.
- Our communities in which we operate – your support makes it easier for us to be successful.

Finally, I would like to thank you, our shareholders. We very much appreciate your support. My hope is that you are as confident in the future of this business as I am.

Todd J. Teske

Todd J. Teske
President & Chief Executive Officer

Performance Measurement

Management subscribes to the premise that the value of Briggs & Stratton is enhanced if the capital invested in its operations yields a cash return that is greater than that expected by the providers of capital.

Conventional financial statements and measurements, such as earnings per share and return on shareholders' investment, are of less interest to the providers of capital than indicators of cash flow generation and effective capital management. Consequently, we adhere to a measurement of performance that guides operational and corporate management in evaluating current decisions and long-term planning strategies toward the goal of maximizing cash operating returns in excess of the cost of capital. The following table summarizes the results for the three most recent fiscal years (in thousands):

	2010	2009	2008
Return on Operations			
Income from operations	**$ 69,087**	$ 68,341	$ 26,340
Litigation Settlement (1)	**30,600**	-	-
Adjusted Income from Operations	**99,687**	68,341	26,340
Adjust for:			
Other income without interest	**5,283**	2,134	39,887
Increase (Decrease) in:			
Bad debt reserves	**3,957**	1,753	1,505
LIFO reserves	**(1,669)**	(10,633)	8,746
Warranty accrual	**(99)**	(7,503)	(5,018)
Adjusted operating profit	**107,159**	54,092	71,460
Cash taxes (2)	**(25,757)**	(12,494)	(10,853)
Net adjusted cash operating profit after taxes	**$ 81,402**	$ 41,598	$ 60,607
Weighted Average Capital Employed (3)	**$1,410,388**	$1,624,551	$1,687,082
Economic Return on Capital	**5.8%**	2.6%	3.6%
Cost of Capital (4)	**7.3%**	8.5%	9.4%
Economic Value Added (Lost)	**$ (21,556)**	$ (96,488)	$ (97,979)

(1) As disclosed in Note 11 of the Company's Financial Statements included in Item 8 of Form 10-K, fiscal 2010 included a $30.6 million pretax charge ($18.7 million after tax) for a litigation settlement.

(2) The reported current tax provision is adjusted for the statutory tax impact of interest income and expense.

(3) Twelve month weighted average of total assets less non-interest bearing current liabilities plus the bad debt, LIFO and warranty reserves, minus deferred taxes.

(4) Management's estimate of the weighted average of the minimum equity and debt returns required by the providers of capital.

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BRIGGS & STRATTON CORPORATION



12301 WEST WIRTH STREET
WAUWATOSA, WISCONSIN 53222

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of BRIGGS & STRATTON CORPORATION, a Wisconsin corporation, will be held at the Marigold Lodge, 1116 Marigold Lane, Holland, MI 49424 on Wednesday, October 20, 2010, at 9:00 a.m. Eastern Daylight Time, for the following purposes:

(1) To elect three directors to serve for three-year terms expiring in 2013;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the company's independent auditors; and

(3) To take action on any other matters brought before the meeting appropriate for consideration by the shareholders of a Wisconsin corporation at an annual meeting.

By order of the Board of Directors.

Wauwatosa, Wisconsin
September 9, 2010

ROBERT F. HEATH, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on October 20, 2010. The Notice of Annual Meeting, Proxy Statement and Annual Report are available at www.proxyvote.com or www.briggsandstratton.com/proxy.

Your vote is important to ensure that a majority of the stock is represented. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card.

The Marigold Lodge is located in Holland, Michigan approximately 37 miles from the Gerald R. Ford Airport in Grand Rapids, Michigan.

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Proxy Statement

* * * * *

GENERAL INFORMATION

This proxy statement relates to the solicitation of proxies by the Board of Directors of Briggs & Stratton Corporation ("Briggs & Stratton" or the "company") to be used at the Annual Meeting of Shareholders and any adjournments. The meeting will be held on October 20, 2010 at the Marigold Lodge, 1116 Marigold Lane, Holland, MI 49424. Briggs & Stratton's principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. This proxy statement and the form of proxy will be mailed to shareholders on or about September 9, 2010.

Who Can Vote?

Shareholders of record at the close of business on August 23, 2010 are entitled to notice of and to vote at the meeting. On August 23, 2010, Briggs & Stratton had outstanding 50,334,962 shares of $.01 par value common stock entitled to one vote per share.

How Do I Vote?

You may vote in person or by properly appointed proxy. You may cast your vote by returning your signed and dated proxy card, or by voting electronically. You have the option to vote by proxy via the Internet or toll-free touch-tone telephone.

Instructions to vote electronically are listed on your proxy card or on the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a shareholder and to allow you to confirm that your instructions have been properly recorded. If you vote over the Internet, you may incur costs that you will be responsible for such as telephone and Internet access charges. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on October 19, 2010.

You may revoke your proxy by voting in person at the meeting, by written notice to the Secretary, or by executing and delivering a later-dated proxy via the Internet, or by telephone or by mail, prior to the closing of the polls. Attendance at the meeting does not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board of Directors recommends.

How Are Votes Counted?

A majority of the votes entitled to be cast on each matter, represented either in person or by proxy, will constitute a quorum with respect to the matter. If a quorum exists, the affirmative vote of a majority of the votes represented in person or proxy at the meeting is required for the election of directors, and to ratify the selection of independent auditors. A vote withheld from the election of directors or an abstention with respect to the ratification of the auditor will count toward the quorum requirement and will have the effect of a vote against the matter being voted on.

Broker non-votes will be disregarded for purposes of determining the number of votes cast and will have no effect on the outcome of the vote. Beginning with this year's annual meeting, brokers and other nominees no longer have discretionary authority to vote shares in the election of directors without instructions from the beneficial owner of the shares. Brokers do have discretionary authority to vote shares on the ratification of the appointment of the independent auditors without instructions from the beneficial owner.

Who Pays For This Proxy Solicitation?

Briggs & Stratton pays for the cost of solicitation of proxies. Solicitation is made primarily by mail. Some solicitation may be made by regular Briggs & Stratton employees, without additional compensation,

by telephone, facsimile, or other means of communication, or in person. In addition, Briggs & Stratton has retained Broadridge Financial Solutions, Inc. to assist in its proxy solicitation efforts, at a fee anticipated not to exceed $7,500 plus reasonable out-of-pocket expenses.

What If Other Matters Come Up At The Annual Meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

ITEM 1: ELECTION OF DIRECTORS

The Board of Directors of Briggs & Stratton is divided into three classes. The term of office of each class ends in successive years. Three directors are to be elected to serve for a term of three years expiring in 2013. Six directors will continue to serve for the terms designated in the following table. All directors are elected subject to the Bylaw restriction that they may not serve beyond the annual meeting following attainment of age 72.

The Nominating & Governance Committee seeks director nominees who are diverse with respect to their backgrounds, knowledge, experience, expertise, perspectives, age, gender and ethnicity. When selecting director candidates and nominees, the Nominating & Governance Committee determines the mix of experience, qualifications, attributes and skills desired for the entire Board, reviews how current directors satisfy such criteria, determines the experience, qualifications, attributes and skills which will best complement current directors, and uses those criteria to identify director candidates and select nominees.

The Nominating & Governance Committee has identified 11 desired criteria with respect to the experience, qualifications, attributes and skills of directors and director nominees. These criteria, which the Committee may modify from time to time to accommodate the evolving nature of the company's business and external environment, are CEO experience, financial expertise, international experience, operations experience, executive compensation expertise, regulatory expertise, retail experience, marketing experience, diversity with respect to age, gender and ethnicity, strategy development experience, and experience or expertise with respect to organizational or human resource matters. Additional information about the Committee's director selection criteria and procedures is contained in the Corporate Governance section of this proxy statement.

During fiscal year 2010, the Committee retained a third-party search firm to assist in the identification and evaluation of new Board members. James E. Humphrey was recommended as a director candidate to the Committee by the search firm. After applying the criteria identified above, on the recommendation of the Committee the Board of Directors elected Mr. Humphrey to succeed John S. Shiely as a director in the Class of 2012 effective upon conclusion of the 2010 annual meeting and nominated William F. Achtmeyer, David L. Burner and Todd J. Teske for re-election in the Class of 2013.

The proxies received in response to this solicitation will be voted for the election of the nominees named below. Each nominee's and continuing director's experience, qualifications, attributes and skills that qualify him to serve on the Board are stated below. If any nominee is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors.

GENERAL INFORMATION ABOUT THE NOMINEES AND DIRECTORS

Name, Age, Principal Occupation and Directorships for Past Five Years	Year First Became a Director

Nominees for Election at the Annual Meeting (Class of 2013):



WILLIAM F. ACHTMEYER, 55 (1) (2) — 2003

Chairman, Managing Partner and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm. Chairman, Managing Partner, President and Chief Executive Officer 2000-2010.

Mr. Achtmeyer has been a CEO and has experience and expertise in the fields of international business, executive compensation, marketing, strategy development, and organizational and human resource matters. He is managing partner of a consulting firm that advises numerous companies, including those in consumer, retail and industrial businesses, concerning marketing and distribution strategies, cost improvement programs, mergers and acquisitions, and other subjects. Such experience and expertise enable Mr. Achtmeyer to make valuable contributions to Board deliberations, especially those concerning the company's strategic plan and annual operating plans. Mr. Achtmeyer received an M.B.A. degree from The Tuck School of Business at Dartmouth and is Chairman of the Board of Overseers at the school.



DAVID L. BURNER, 71 (2) (3) — 2000

Retired. Chairman and Chief Executive Officer of Goodrich Corporation, an aircraft systems and services company, from 1997-2003. Previously a director of Engelhard Corporation 2003-2006, Lance, Inc. 2002-2006, Milacron, Inc. 1998-2007 and Progress Energy, Inc. 1999-2009.

Mr. Burner is a retired CEO with experience and expertise in finance, operations, executive compensation, strategy development, and organizational and human resource matters. He was CEO of a public company for six years before his retirement. He has experience serving as a director of five public companies in addition to Briggs & Stratton, and has served on board audit, finance, compensation, and nominating & governance committees. He received a B.Sc. degree in Accounting & Finance from Ohio University, and has been a certified public accountant. Mr. Burner's education, expertise and experience are valuable in his role as Chairman of the Compensation Committee and a member of the Executive Committee.

Footnotes (1), (2), (3) and (4) are on page 7.

Name, Age, Principal Occupation and Directorships for Past Five Years	Year First Became a Director
 TODD J. TESKE, 45 (3) President and Chief Executive Officer of Briggs & Stratton. President and Chief Operating Officer 2008-2009. Executive Vice President and Chief Operating Officer 2005-2008. Director of Badger Meter, Inc. Mr. Teske is a sitting CEO and has experience and expertise in finance, international business, operations, strategy development, and organizational and human resource matters. He is president and CEO of the company. Before becoming CEO in January 2010, he served as the company's president and chief operating officer, president of its power products business, head of corporate development and controller. He is a director of another public company. His memberships on the Board and the Executive Committee help ensure the Board is linked to the company's management and operations. Mr. Teske is a certified public accountant who worked at a public accounting firm before joining the company. He received a Master of Management degree from the Kellogg Graduate School of Management at Northwestern University.	2009

Incumbent Directors (Class of 2012):

 JAMES E. HUMPHREY, 64 Chairman and Chief Executive Officer of Andersen Corporation, a window and door manufacturer. Chairman, President and Chief Executive Officer 2008-2009. President and Chief Executive Officer 2003-2008. Mr. Humphrey is the CEO of a large privately-owned business with manufacturing, distribution and sales locations throughout the United States and Canada. Before joining Andersen in 1999, he held various sales and marketing positions in Armstrong World Industries, Inc. and served as President of its Floor Products America Division from 1996 to 1999. He received a B.S. degree from Millikin University. Mr. Humphrey has expertise and experience in sales and marketing, retail businesses, distribution, executive compensation, and organizational and human resource matters. Mr. Humphrey serves his community as a member of the Capital City Partnership, Regions Hospital Foundation and the Minnesota Wild Hockey Foundation. He also serves the housing industry via the executive committee of the Harvard Joint Center for Housing.	2010

Footnotes (1), (2), (3) and (4) are on page 7.

Name, Age, Principal Occupation and Directorships for Past Five Years	Year First Became a Director



ROBERT J. O'TOOLE, 69 (3) (4) — 1997

Retired. Chairman of the Board and Chief Executive Officer of A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters, from 1992-2005. Director of FM Global, Marshall & Ilsley Corporation and A.O. Smith Corporation.

Mr. O'Toole is a retired CEO and has experience and expertise in finance, international business, operations, executive compensation, strategy development, and organizational and human resource matters. He was CEO of a public company for 13 years before his retirement. He has experience serving as a director of four public companies in addition to Briggs & Stratton, serving on the audit committees of two other companies, and serving on board committees focused on investment policy, executive compensation, finance and corporate governance. He received a B.B.A. degree in Accounting from Loyola University, and has been designated as an audit committee financial expert by our Board of Directors. Mr. O'Toole's education, expertise and experience are valuable in his role as Chairman of the Audit Committee and a member of the Executive Committee.



CHARLES I. STORY, 56 (1) (4) — 1994

President of ECS Group, Inc., an executive development company. President and Chief Executive Officer, INROADS, Inc. 1993-2005. Advisory Director of Regions Bank. Previously a director of ChoicePoint, Inc. 1997-2008 and INROADS, Inc. 1993-2005.

Mr. Story is a former CEO and has experience and expertise in operations, marketing, strategy development, and organizational and human resource matters. He is president of an executive development firm that advises numerous companies, including those in diversified manufacturing, consumer products, banking, insurance, construction, hospitality and healthcare, and previously served as CEO of a human resource consulting firm for 12 years. Mr. Story has been the lead director of a public company, a director of two companies in addition to Briggs & Stratton, and a member of the audit and executive committees of another public company. He has been designated as an audit committee financial expert by our Board of Directors. Mr. Story, an African American, is the former CEO of INROADS. He received a B.A. degree in Psychology and Management from Fisk University and a Masters in Public Administration from the University of Tennessee and Tennessee State University (Joint Program).

Footnotes (1), (2), (3) and (4) are on page 7.

Name, Age, Principal Occupation and Directorships for Past Five Years	Year First Became a Director

Incumbent Directors (Class of 2011):



MICHAEL E. BATTEN, 70 (1) (3) — 1984

Chairman and Chief Executive Officer of Twin Disc, Incorporated, a manufacturer of power transmission equipment. Director of Twin Disc, Incorporated and Walker Forge, Inc. Previously a director of Sensient Technologies Corporation 1980- 2006.

Mr. Batten is a sitting CEO and has experience and expertise in international business, operations, executive compensation, strategy development, and organizational and human resource matters. He has been CEO of a public company for 27 years and the chairman of a public company for 21 years. He has experience serving as a director of four public companies in addition to Briggs & Stratton. Such extensive experience and expertise is valuable in Mr. Batten's role as lead independent director of the company, Chairman of the Nominating & Governance Committee, and a member of the Executive Committee. Mr. Batten received an M.B.A. degree from the Harvard Business School.



KEITH R. McLOUGHLIN, 54 (1) (2) — 2007

Chief Operations Officer Major Appliances, AB Electrolux, a manufacturer of major home appliances. President, Electrolux Home Products North America and Latin America 2004-2009.

Mr. McLoughlin is a sitting COO and has experience and expertise in international business, operations, selling to large retail stores, marketing, strategy development, and organizational and human resource matters. He is chief operating officer of a large international business that manufactures home appliances. His prior work experience includes general management responsibilities in an international consumer goods company. Mr. McLoughlin's experience as head of an original equipment manufacturing business and managing consumer goods in international markets enables him to provide useful insights to other directors and management on issues concerning sales, marketing and operations. He received a B.S. in Engineering from the United States Military Academy and attended a training program for directors of public companies titled "Corporate Governance Essentials for Directors" sponsored by the Wharton School of the University of Pennsylvania.

Footnotes (1), (2), (3) and (4) are on page 7.

Name, Age, Principal Occupation and Directorships for Past Five Years	Year First Became a Director
BRIAN C. WALKER, 48 (2) (4)	2002



President and Chief Executive Officer of Herman Miller, Inc., a global provider of office furniture and services. Director of Herman Miller, Inc.

Mr. Walker is a sitting CEO and has experience and expertise in finance, international business, executive compensation, strategy development, and organizational and human resource matters. He has been CEO of a public company for six years, which is an international original equipment manufacturer that, like Briggs & Stratton, employs EVA principles in its incentive compensation plans. Mr. Walker also serves as a director of that company, previously served as its chief operating officer and chief financial officer, and is a member of the Detroit Board of Directors of the Federal Reserve Bank of Chicago. He has been designated as an audit committee financial expert by our Board of Directors, has been a certified public accountant, and received a B.S. in Accounting from Michigan State University. Mr. Walker's experience enables him to make valuable contributions to Board discussions concerning the company's strategy and operations, and his education, expertise and experience in accounting and compensation matters enhance his participation as a member of the Audit Committee and Compensation Committee.

Committee Memberships: (1) Nominating & Governance, (2) Compensation, (3) Executive, (4) Audit.

CORPORATE GOVERNANCE

The Board of Directors is responsible for overseeing the affairs of the company for the benefit of shareholders. The Board has approved charters for the Audit, Compensation, and Nominating & Governance Committees that are reviewed annually by each committee, corporate governance guidelines, a code of business conduct and ethics applicable to all directors, officers and employees, and standards for determining the independence of directors. These documents are available in the Investor Relations section of the company's website (www.briggsandstratton.com), and printed copies are available upon request to the Secretary.

Director Selection Criteria. The Nominating & Governance Committee recommends nominees for director whose background, knowledge, experience, expertise and perspective will complement the qualifications of other directors and strengthen the Board. Nominees must meet the following minimum criteria:

- A strong commitment to integrity
- Common sense and good judgment
- Relevant professional or business knowledge
- A record of accomplishment in prior positions
- The time and interest to attend and participate in Board meetings

Director Independence. A majority of directors must meet the criteria for independence established by the Board in accordance with the rules of the New York Stock Exchange. A director will not qualify as independent unless the Board determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. On the recommendation of the Nominating & Governance Committee, the Board has adopted the following categorical standards to form the basis for the Board's independence determinations.

- The Board makes determinations of director independence based on all relevant facts and circumstances concerning a director's relationships with the company, including commercial, banking, consulting, charitable and family relationships. The Board shall not consider a director to be independent if the director has a relationship with the company that prevents independence under the NYSE rules.
- The following commercial and charitable relationships will be considered to be immaterial relationships that do not impair a director's independence: (1) the director or an immediate family member is an officer, employee, partner or significant owner of a company or organization that makes payments to, or receives payments from, Briggs & Stratton for property or services in an amount which, in any single fiscal year, is less than the greater of $500,000 or 1% of such other company's consolidated gross revenues, and (2) the director is an officer, director or trustee of a charitable organization which receives contributions from Briggs & Stratton and the Briggs & Stratton Corporation Foundation, Inc. that aggregate less than the greater of $500,000 or 1% of such organization's consolidated gross revenues in any single fiscal year out of the preceding three fiscal years.

In August 2010, the Nominating & Governance Committee and the Board evaluated the relationships between each director and the company and determined that Messrs. Achtmeyer, Batten, Burner, Humphrey, McLoughlin, O'Toole, Story and Walker are independent. The Committee and the Board have also determined that Messrs. O'Toole, Story and Walker meet the requirements established by the U.S. Securities and Exchange Commission for independence of audit committee members.

Director Selection Procedures. The Nominating & Governance Committee selects director nominees in accordance with the following procedures:

- Review the experience, qualifications, attributes and skills of existing Board members

- Determine the experience, qualifications, attributes and skills desired in new director(s)
- Solicit suggestions from the Chief Executive Officer and directors on potential candidates
- Consider candidates recommended by security holders
- Retain search consultant as needed to identify candidates
- Evaluate experience, qualifications, attributes and skills of all candidates recommended for consideration
- Contact preferred candidate(s) to assess their interest
- Interview preferred candidate(s) to assess their experience, qualifications, attributes and skills
- Recommend candidate(s) for consideration by the Board

The Committee will consider recommendations from shareholders concerning the nomination of directors. Recommendations should be submitted in writing to the Secretary of the company and state the shareholder's name and address, the name and address of the candidate, and the experience, qualifications, attributes and skills of the candidate. Recommendations must be received no later than 120 calendar days preceding the date of release of the prior year's proxy statement. The direct nomination of a director by shareholders must be made in accordance with the advance written notice requirements of the company's Bylaws. A copy of the Bylaws may be obtained from the company's Secretary. For consideration at the 2011 annual meeting, direct nominations must be received by the Secretary no earlier than July 1, 2011 and no later than July 26, 2011.

Leadership Structure. The Board believes it is important to maintain flexibility to choose the leadership structure that is best able to meet the needs of the company and its stockholders based on circumstances that exist at the time and the qualifications of available individuals.

The current Chairman of the Board is Mr. John Shiely, and Mr. Teske serves as President and CEO of the company. Upon conclusion of the 2010 annual meeting of shareholders, Mr. Shiely will retire and Mr. Teske will serve as Chairman, President and CEO. The Board currently believes that the company and its stockholders will be best served by having Mr. Teske fill both the Chairman and CEO positions following the 2010 annual meeting. He is most familiar with the business and its challenges, and is best situated to set agendas and lead discussions in Board meetings on matters affecting the company's business. Also, Mr. Teske has extensive knowledge of the company's strategy, operations and financial condition, which positions him to best identify matters for Board review and discussion. In addition, the combined role of Chairman and CEO centralizes leadership in one individual. This circumstance prevents ambiguity about accountability and the possibility that two leaders might communicate different messages.

The lead independent director is Mr. Batten. He was selected by the Board based on his years of experience as the Chairman and CEO of another public company, as a director of Briggs & Stratton and other public companies, and as a past member of each of the Board's committees. As lead independent director, Mr. Batten (1) presides at all meetings of the Board at which the Chairman is not present, including executive sessions of independent directors, (2) serves as liaison between the Chairman and the independent directors, (3) approves information sent to the Board, (4) approves meeting agendas for the Board, (5) approves meeting schedules to assure that there is sufficient time for discussion of all agenda items, (6) has the authority to call meetings of the independent directors, and (7) if requested by major shareholders, ensures that he is available for consultation and direct communications.

The chairmen of the Audit, Compensation and Nominating & Governance Committees are, respectively, Messrs. O'Toole, Burner and Batten. Each chairman was selected because he is independent, has served as a member of the Board and the committee he chairs for a substantial number of years, and has expertise in the subject matter of the committee he chairs. Committee chairmen, as well as committee members, are nominated by the Nominating & Governance Committee and appointed by the Board. The Executive Committee has no chairman. Its ex officio members are the CEO and the chairmen of the Audit, Compensation and Nominating & Governance Committees.

Board Oversight of Risk. The Board of Directors has overall responsibility for risk oversight with a focus on the most significant risks facing the company with respect to its strategy, operations, financial

reporting and legal compliance. Every six months, and more frequently if required, the Board reviews with management the company's strategy, a list of key risks affecting strategy, operations, reporting and compliance, the status of those risks, and how those risks are being managed.

Periodically throughout the year, the committees to which the Board has delegated responsibility devote part of their regular meetings to the review and discussion of specific risk topics in greater detail, and each committee reports on its activities to the full Board at each regular meeting of the Board. More specifically:

The Audit Committee oversees the company's risk policies and processes relating to financial statements, financial reporting, credit, liquidity and legal compliance. As part of its risk oversight role, the committee receives periodic reports from the company's Director of Internal Audit and the General Counsel, receives an annual report on the status of the company's Integrity Program from the chairman of its Steering Committee, and receives periodic reports on any reported complaint reported under the Integrity Program concerning an accounting, internal accounting control or auditing matter.

The Compensation Committee oversees risks associated with the company's management succession plan and compensation structure. It reviews the management succession plan annually, and periodically engages an independent compensation consultant to review and make recommendations concerning the structure of executive compensation. Such a review was most recently conducted by Meridian Compensation Partners, LLC earlier this year.

The Nominating & Governance Committee oversees risks related to the Company's governance structure and related person transactions involving directors.

Board Meetings. The Board has regularly-scheduled quarterly meetings, each of which begins with the independent directors of the Board meeting in executive session, and special meetings. The Chairman of the Board presides at the regularly-scheduled Board meetings and special meetings, and the lead independent director presides at the executive sessions. In fiscal year 2010, the Board held 4 regular meetings, 3 executive sessions of independent directors and 1 special meeting.

Meeting Attendance. Directors are expected to attend the annual meeting of shareholders and all regularly-scheduled Board meetings. All directors attended the October 2009 annual meeting of shareholders, and all directors attended at least 75% of all meetings of the Board and the committee(s) on which he served during fiscal year 2010.

Board Committees. The Board has established four committees to assist it in fulfilling its responsibilities. Each committee member is nominated by the Nominating & Governance Committee and appointed by the Board.

Audit Committee. The Audit Committee is composed of Messrs. O'Toole (chair), Story and Walker. Each member of the Committee has been determined by the Board to be independent under the rules of the SEC and NYSE and to be an audit committee financial expert under SEC rules. The Committee held 8 meetings during fiscal year 2010.

The Audit Committee is a separately designated committee of the Board, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee's primary duties and responsibilities are to (1) monitor the integrity of the company's financial statements and review with the independent accountants the audited financial statements and their report, (2) retain independent public accountants to audit the company's books and accounts, (3) oversee the independence and performance of the company's internal and external auditors, (4) review and approve non-audit services performed by the independent public accountants, (5) review the accountants' recommendations on accounting policies and internal controls, (6) review internal accounting and auditing procedures, and (7) monitor the company's compliance with legal and regulatory requirements, including compliance by and the grant of any waivers to directors, officers and employees with respect to the company's code of business conduct and ethics. The Committee may delegate pre-approval authority concerning audit and non-audit services to the chair of the Committee, which if exercised shall be reported to the Committee at its next scheduled meeting.

Compensation Committee. The Compensation Committee is composed of Messrs. Burner (chair), Achtmeyer, McLoughlin and Walker. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held 6 meetings during fiscal year 2010.

The Compensation Committee (1) reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance and sets the CEO's compensation, (2) reviews and sets the salaries of all other executive officers, (3) reviews and recommends to the Board the adoption or amendment of compensation and benefit plans and programs maintained for the executive officers and other key employees, (4) administers the company's incentive compensation plans for senior executives, (5) periodically reviews the structure of executive compensation and makes recommendations to the Board as required to maintain the alignment of compensation with the company's strategy and mitigate any compensation-based risk, (6) reviews the company's management succession plan, (7) reviews and recommends to the Board the compensation of directors, and (8) prepares an annual report on executive compensation for inclusion in the proxy statement.

The CEO attends Compensation Committee meetings and makes recommendations to the Committee concerning the base salaries of all subordinate officers. The Vice President – Human Resources and the Secretary of the company also attend Committee meetings. They prepare meeting agendas for approval of the Chairman of the Committee, furnish compensation data to the Committee and its consultants, and prepare analyses and documentation concerning compensation plans and benefit plans as directed by the Committee. Neither the CEO nor any other company officer or employee attends the periodic executive sessions of the Committee.

In fiscal year 2010, Hewitt Associates LLC, followed by its divested business Meridian Compensation Partners, LLC, were retained by the Committee to provide it with executive compensation data and advice. The compensation consultant generally conducts a study of total compensation at comparator group companies approved by the Committee every two years, updates its most recent study in the following year, and periodically provides the Committee with tally sheets and other compilations of executive compensation. The Committee monitors the scope and size of any work its compensation consultant performs for management in order to assure itself of the consultant's continuing independence from management.

The Compensation Committee took action on matters affecting fiscal year 2010 executive compensation on the following dates:

Date	Committee Action
April 15, 2008	Approved 2009 EVA Incentive Compensation Plan Approved 2009 Powerful Solution Incentive Compensation Plan
August 12, 2008	Set salaries for first two months of fiscal year 2010 (July – August 2009)
April 2, 2009	Approved 2010 EVA Incentive Compensation Plan
June 10, 2009	Approved 10% salary reduction for July – December 2009
August 11, 2009	Approved stock awards
August 10, 2010	Approved cash awards

The Committee reviews director compensation with its compensation consultant every two years at the Committee's October meeting. The Committee makes recommendations to the Board based on data provided by its compensation consultant and recommendations from the consultant and the CEO. The Committee reviewed director compensation in October 2009 and, based on the Committee's recommendation, the Board of Directors decided not to modify the compensation provided to nonemployee directors. An explanation of the compensation provided to nonemployee directors is located below in the Director Compensation section of the proxy statement.

Nominating & Governance Committee. The Nominating & Governance Committee is composed of Messrs. Batten (chair), Achtmeyer, McLoughlin and Story. Each member has been determined by the

Board to be independent under the rules of the NYSE. The Committee held 6 meetings during fiscal year 2010.

The Nominating & Governance Committee (1) proposes to the Board a slate of nominees for election by the shareholders at the annual meeting and recommends prospective director candidates in the event of the resignation, death or retirement of directors or change in Board composition requirements, (2) reviews candidates recommended by shareholders for election to the Board, (3) develops plans regarding the size and composition of both the Board and Committees, and (4) monitors and makes recommendations to the Board concerning corporate governance matters.

Executive Committee. The Executive Committee is composed of Messrs. Batten, Burner, O'Toole and Teske. The Committee is authorized to exercise the authority of the Board in the management of the business and the affairs of the company between meetings of the Board, except as provided in the Bylaws. The Committee held 2 meetings during fiscal year 2010.

Communication with Directors. The Board has established a process for interested parties to communicate with the Board, its non-management directors as a group or its lead independent director. Such communications should be addressed to the Secretary of the company, who will forward the communication directly to the lead independent director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents the names of persons known to Briggs & Stratton to be the beneficial owners of more than 5% of the outstanding shares of its common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	5,371,363 (a)	10.67%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,123,011 (b)	6.20%
FMR LLC 82 Devonshire Street Boston, MA 02109	7,271,842 (c)	14.45%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	3,005,181 (d)	5.97%

(a) BlackRock, Inc. reports that as of December 31, 2009 it had sole voting with respect to 5,371,363 shares and sole dispositive power with respect to 5,371,363 shares.

(b) Dimensional Fund Advisors LP reports that as of December 31, 2009 it had sole voting with respect to 3,045,185 shares and dispositive power with respect to 3,123,011 shares.

(c) FMR LLC reports that as of December 31, 2009 it had sole voting with respect to 400 shares and sole dispositive power with respect to 7,271,842 shares.

(d) The Vanguard Group, Inc., reports that as of December 31, 2009 it had sole voting power with respect to 74,269 shares and sole dispositive power with respect to 2,930,912 shares and shared dispositive power with respect to 74,269 shares.

Amounts for 5% shareholders are reporting as of the date such shareholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided.

Beneficial ownership is determined in accordance with SEC Rule 13d-3 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares of common stock of Briggs & Stratton by each director, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group as of August 23, 2010.

			Nature of Beneficial Ownership		
Directors and Executive Officers	**Number of Shares Beneficially Owned**	**Percent of Class**	**Sole Voting and Investment Power**	**Shared Voting and Investment Power**	**Sole Voting Power Only**
William F. Achtmeyer	34,671 (a)(c)	*	34,671	0	0
Michael E. Batten	43,921 (a)(c)	*	43,921	0	0
James E. Brenn	343,358 (a)(b)(f)	*	219,003	124,355	0
David L. Burner	62,537 (a)(c)	*	62,537	0	0
James E. Humphrey	0	*	0	0	0
Keith R. McLoughlin	18,714 (a)(c)	*	18,714	0	0
Robert J. O'Toole	44,777 (a)(c)	*	44,777	0	0
William H. Reitman	176,962 (a)	*	132,032	0	44,930 (e)
Thomas R. Savage	244,551 (a)(f)	*	229,516	0	15,035 (e)
John S. Shiely	2,119,251 (a)(d)(f)	4.0	1,519,251	600,000	0
Charles I. Story	43,069 (a)(c)	*	42,058	1,011	0
Todd J. Teske	948,804 (a)(d)	1.8	228,764	600,000	120,040 (e)
Brian C. Walker	39,668 (a)(c)	*	39,668	0	0
Joseph C. Wright	164,128 (a)	*	115,148	0	48,980 (e)
All directors and executive officers as a group (21 persons including the above named persons)	5,150,815 (a)(b)(c)(d)(e)(f)	9.7			

*Less than 1%.

(a) Includes shares issuable pursuant to stock options exercisable within 60 days for Mr. Achtmeyer (18,000 shares), Mr. Batten (22,000 shares), Mr. Brenn (208,130 shares), Mr. Burner (22,000 shares), Mr. McLoughlin (4,000 shares), Mr. O'Toole (22,000 shares), Mr. Reitman (127,320 shares), Mr. Savage (209,350 shares), Mr. Shiely (1,495,470 shares), Mr. Story (22,000 shares), Mr. Teske (208,630 shares), Mr. Walker (22,000 shares), Mr. Wright (111,910 shares), and all directors and executive officers as a group (2,944,600 shares).

(b) Includes 100,000 shares in the Briggs & Stratton Retirement Plan. Mr. Brenn shares beneficial ownership of these shares through joint voting and investment power.

(c) Includes deferred shares and common share units acquired through deferral of director fees under the Deferred Compensation Plan for the following Directors: Messrs. Achtmeyer – 14,314 deferred shares; Batten – 15,746 deferred shares; Burner – 15,746 deferred shares and 21,591 common shares units; McLoughlin – 14,314 deferred shares; O'Toole – 17,177 deferred shares; Story – 15,268 deferred shares; and Walker – 15,268 deferred shares.

(d) Includes 600,000 shares in the Briggs & Stratton Corporation Foundation, Inc. Mr. Shiely and Mr. Teske share beneficial ownership through joint voting and investment power.

(e) Certain executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power as indicated: Mr. Reitman (44,930 shares), Mr. Savage (15,035 shares), Mr. Teske (120,040 shares), Mr. Wright (48,980 shares), and all directors and executive officers as a group (412,300 shares).

(f) Certain executive officers also hold deferred shares of the company common stock under the company's Incentive Compensation Plan as indicated: Mr. Brenn (55,761 shares), Mr. Savage (40,220 shares), Mr. Shiely (183,181 shares), and all directors and executive officers as a group (439,567 shares). Deferred shares are intended to reflect the performance of company common stock and are payable in common stock, but these shares have no voting rights and are not included in the number of shares reflected in the "Number of Shares Beneficially Owned" column in the table above. The company lists them in this footnote because they represent an additional economic interest in the officers tied to the performance of company common stock.

This beneficial ownership information is based on information furnished by the directors and executive officers. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Briggs & Stratton directors and certain officers, and persons who beneficially own more than 10% of Briggs & Stratton common stock to file reports of their ownership of Briggs & Stratton common stock and of changes in such ownership with the U.S. Securities and Exchange Commission. Based on the information provided by the reporting persons, all applicable reporting requirements for fiscal year 2010 were accomplished in a timely manner, except that due to an administrative oversight there was one late filing with the SEC related to the surrender of shares to the company to satisfy a tax withholding obligation relating to the vesting of restricted shares for Mr. Harold Redman.

ITEM 2: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected the public accounting firm of PricewaterhouseCoopers LLP as the company's independent auditors for the current fiscal year ending July 3, 2011. The Committee has directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as the company's independent auditors is not required by the Bylaws or otherwise. However, the Committee and Board are submitting the selection of PricewaterhouseCoopers LLP for ratification because they value the shareholders' views on the company's independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee may direct the appointment of a different independent accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the company and its shareholders.

A representative of PricewaterhouseCoopers LLP will be present at the October 2010 annual meeting. The representative will have the opportunity to make a statement and respond to appropriate questions.

The Audit Committee and Board recommend a vote FOR this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of three nonemployee directors. The Committee acts under a written charter adopted by the Board of Directors, which is available on the company's website. The Board has determined that each member of the Committee is independent under the rules of the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange, and is an audit committee financial expert under SEC rules.

Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. Briggs & Stratton's independent auditors are responsible for expressing an opinion on the conformity of the company's audited financial statements to accounting principles generally accepted in the U.S., and expressing an opinion as to whether the company has maintained effective internal control over financial reporting and whether those controls are effective. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed the company's audited financial statements with management and PricewaterhouseCoopers LLP ("PWC"), the company's independent auditors. The Audit Committee has discussed with PWC the matters related to the conduct of the audit required to be discussed pursuant to Statement on Auditing Standards No. 114, "The Auditor's Communication With Those Charged With Governance" and SEC Regulation S-X, Rule 2-07, "Communication with Audit Committees." The Audit Committee also discussed with PWC the quality and adequacy of the company's internal controls, especially those related to financial reporting. In addition, the Audit Committee received from PWC the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communication with the Audit Committee concerning independence, and discussed with them matters relating to their independence.

The Audit Committee has discussed with the company's internal audit director his evaluation of the company's internal accounting controls and the overall quality of the company's financial reporting.

In reliance on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended June 27, 2010 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Robert J. O'Toole, Chairman
Charles I. Story
Brian C. Walker

INDEPENDENT AUDITORS' FEES

Briggs & Stratton retained PricewaterhouseCoopers LLP to provide audit services for fiscal year 2010 and 2009. The firm billed the following fees for the respective periods:

	2010	2009
Audit Fees	$ 915,700	$ 902,600
Audit-Related Fees	13,000	4,300
Tax Fees	118,900	137,600
All Other Fees	-	-
Total Fees	$1,047,600	$1,044,500

The 2010 and 2009 Audit-Related Fees are for an agreed-upon procedures report related to required reporting to the Wisconsin Department of Natural Resources, and the review of accounting research performed by the company. Tax Fees for 2010 and 2009 include fees for tax compliance reviews and the

preparation of tax returns. The Audit Committee has considered whether the independent auditors' provision of services other than audit services is compatible with maintaining auditor independence.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors consists of four directors, each of whom has been determined by the Board to be independent under the rules of the New York Stock Exchange.

Management of the company prepared the following Compensation Discussion and Analysis ("CD&A") for fiscal year 2010. The Committee reviewed and discussed the CD&A with management and the Board of Directors.

Based on the review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

David L. Burner, Chairman
William F. Achtmeyer
Keith R. McLoughlin
Brian C. Walker

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Elements

The objectives of the Compensation Committee in determining executive compensation are to (1) attract and retain key individuals who are important to the continued success of Briggs & Stratton and its operating units, and (2) provide strong financial incentives, at reasonable cost to the shareholders, for senior management to enhance the value of the shareholders' investment.

The elements of compensation that the Committee uses to accomplish these objectives include base salaries, cash bonuses, long-term incentives comprising premium-priced stock options, restricted stock and deferred stock, retirement plans and deferred compensation plans, and employment and change in control agreements. Salaries are based on the value of the job and the amount required to attract and retain key executives. Bonuses and long-term incentives are based on (1) the company's or operating division's financial performance as measured by improvement in economic value added ("EVA"), which is net operating profit after taxes, less a capital charge, and (2) the achievement of performance goals that will contribute to the long-term consolidated financial results of the company. EVA improvement has been a key measurement in the company's incentive compensation plans because EVA is correlated with increases in shareholder value. The capital charge referenced in the EVA calculation is the weighted average cost of (1) equity capital based on a 10-year Treasury Bond yield plus the product of a historical equity risk premium and the business risk index for Briggs & Stratton, and (2) debt capital equal to the actual after-tax cost to the company of its debt.

The company's compensation plans are designed generally to ensure tax deductibility of compensation paid under the plans. This includes compliance with Section 162(m) of the Internal Revenue Code, which limits the company's tax deduction for an executive's compensation to $1 million unless certain conditions are met. For fiscal year 2010, all compensation provided to all executives was tax deductible to the company.

During the past year, the Committee directed management to work with the Committee's independent compensation consultant Meridian Compensation Partners, LLC to study the company's compensation plans and practices and recommend changes that would enhance alignment of compensation with the company's operating plans and strategy. Based on this study, management and the consultant concluded

EVA® is a registered trademark of Stern Stewart & Co.

that some structural changes to the plans would improve their competitiveness and alignment with the company's operating plans and strategy. The structural changes that the Committee has approved link cash bonuses more directly with the achievement of annual operating plans and link equity awards more directly with the company's stock price.

Also during the past year, management assessed the company's compensation plans and practices with respect to risk and reviewed the assessment with the Committee. The assessment concluded that the company's compensation plans and practices are not reasonably likely to have a material adverse effect on the company.The reasons for concluding that the company's compensation plans and practices do not create material risk for the company include (1) use of company-wide performance targets aligned with the company's operating plans and strategy, (2) procedures for the review and approval of capital expenditures, (3) risk mitigation mechanisms such as a combination of short-term and long-term incentives, premium priced stock options, grant dates occurring during open window periods, discretion by the Committee to reduce or eliminate awards up to the date they are made, stock ownership guidelines and clawback provisions, and (4) administration by independent directors serving as members of the Committee.

For fiscal year 2010, each executive's target incentive award included equal dollar amounts for a cash award, a restricted or deferred stock award, and a stock option award. In future years, the Committee has decided to separate cash awards from equity awards. The target value of each executive's equity award will be based on his or her position and performance rather than a target cash award, and each executive's equity award may include performance shares in addition to restricted stock, deferred stock and stock options.

Base Salaries

The Committee believes base salary is the leading indicator of the value of a particular job. In order to attract and retain superior value creators, the Committee generally targets base salaries for company officers between the 50th and 75th percentile of a comparable group of companies, with individual salaries based on level of responsibility and individual performance.

The Committee normally reviews salaries at the beginning of each fiscal year and sets revised salaries effective September 1 based on information about comparator group companies. However, the Committee did not conduct a salary review at the start of fiscal year 2010 due to the deterioration of the economy that began in late 2008. Instead, the Committee reduced the salary of each company officer by 10% effective July 1, 2009. These salary reductions remained in effect for the first six months of fiscal year 2010. Salaries were restored to pre-existing levels effective January 1, 2010, and they remained at these levels for the balance of the fiscal year.

Incentive Compensation

A. Cash Awards

All officers and certain other salaried employees participate in the company's Economic Value Added Incentive Compensation Plan (the "EVA Plan"). Target cash awards under the EVA Plan are determined by reference to cash bonus opportunities customarily provided by comparable companies to executives having similar responsibilities. Target cash award opportunities for fiscal year 2010 expressed as a percentage of base salary for the executives named in the Summary Compensation Table were consistent with the 50th percentile of comparator group of companies disclosed in the company's 2009 Compensation Discussion and Analysis. Actual cash awards are calculated by comparing the company's actual EVA to its target EVA during the relevant performance period. Designated senior executives may also receive a payout from their Bonus Bank account at the end of the fiscal year as discussed below in the Cash and Stock Awards section of the Compensation Tables.

For fiscal year 2010, the target cash award for Mr. Shiely as Chief Executive Officer for the first six months of the year and Mr. Teske as CEO for the last six months of the year was 100% of each executive's respective base salary during the time he was CEO. Mr. Teske also had a target cash award

of 80% of his salary as Chief Operating Officer for the first six months of the fiscal year. Target cash awards were 60% of actual annual base salary for the other executives named in the Summary Compensation Table. The company's target EVA was negative $94.7 million (an improvement of $6.1 million over the actual EVA for 2009), the actual EVA was negative $44.7 million (an improvement of $56.1 million over the actual EVA for 2009), and the performance factor as calculated in the EVA Plan was 2.85 for the company and 2.43 for the engine power business. As a result, cash awards were made under the EVA Plan to the executives named in the Summary Compensation Table with respect to fiscal year 2010 in the amounts stated in the table, using individual performance factors of 2.85 for Messrs. Shiely, Teske, Brenn, Savage and Reitman and 2.56 for Mr. Wright.

The cash award paid to each named executive officer included the payout of any positive balance that remained in his Bonus Bank account after calculations were completed with respect to fiscal year 2010. The Committee decided to eliminate Bonus Bank accounts starting with fiscal year 2011 as part of its decision to link cash awards more closely with short-term performance and link equity awards more closely with long-term performance. In addition, the 2010 cash awards excluded the negative impact on actual EVA of settlement of the class action litigation concerning power labeling on lawnmower engines entered into on February 24, 2010. The settlement costs were excluded in accordance with the EVA Plan because they were a non-operating expense. Further details regarding cash awards, including the rules for calculating Bonus Bank account balances, are summarized below in the Cash and Stock Awards section of the Compensation Tables.

B. Stock Awards

In fiscal year 2010, each executive received two awards under the Premium Option and Stock Award Program: restricted and/or deferred stock equal in value to the executive's actual cash award under the EVA Plan for the completed fiscal year, and stock options equal in value to the executive's target cash award under the EVA Plan for the completed fiscal year.

Restricted or deferred stock is meant to strengthen the alignment of executives with shareholders, motivate the creation of shareholder value and preserve the value of the company. Restricted and deferred stock awards are valued at the fair market value of the company's common stock on the grant date and vest five years after the date of grant, except that the vesting date may be accelerated in the case of death or disability or a change in control.

Stock options encourage a high performance focus and alignment with shareholders since value is only realized if the stock price increases. Stock options include incentive stock options, which are defined under and subject to Section 422 of the Internal Revenue Code, and non-qualified stock options. The number of stock options awarded in fiscal year 2010 was determined by dividing the dollar amount of each senior executive's target cash award under the EVA Plan by the Black-Scholes value of an option on a share of the company's common stock based on its fair market value on the grant date of August 18, 2009. Stock options are premium-priced with an exercise price set 10% above the fair market value of the company's stock on the date the stock option is granted. Stock options become exercisable three years after the date of grant and expire five years after the grant date, or sooner upon the optionee's termination of employment for cause, one year following termination of employment due to death, three years following termination due to retirement or disability, or three months after termination of employment for any other reason. Incentive stock options retain their status only if exercised within three months following termination of employment. More information concerning the terms of stock options are contained in the Cash and Stock Awards section of the Compensation Tables.

Each executive named in the Summary Compensation Table also received in fiscal year 2010 an award of restricted and/or deferred stock under the Powerful Solution Incentive Compensation Plan (the "Powerful Solution Plan"). The Powerful Solution Plan provided stock incentives for the executives to achieve specific performance goals during fiscal year 2009, with each target stock award equal in value to the executive's fiscal year 2009 target cash award under the EVA Plan. Details concerning the goals and awards made under the Powerful Solution Plan to Messrs. Shiely, Teske, Brenn, Savage and Reitman were previously reported in the Compensation Discussion and Analysis section of the company's proxy statement for the 2009 annual meeting of shareholders under the heading "Incentive Compensation –

Powerful Solution Incentive Compensation Plan" and in the narrative summary following the Summary Compensation Table in the 2009 proxy statement. With respect to Mr. Wright, the Committee established performance goals for him with respect to cost reduction (25%), procurement (25%), facilities rationalization (20%), market share (15%) and profitability (15%) of the company's engine business. After the close of the fiscal year 2009, the Committee reviewed the degree to which Mr. Wright had achieved each of the foregoing performance goals and determined that his performance exceeded the goals for cost reduction, facilities rationalization and market share, and achieved the goals for procurement and profitability.

Mr. Shiely's stock option award in August 2009 under the Premium Option and Stock Award Program had a grant date fair value of $1,155,605, and his deferred stock awards under that program and the Powerful Solution Plan had a grant date fair value of $1,651,377. The combined grant date value of his long-term incentive awards was $2,806,982. Mr. Teske's stock option award in August 2009 had a grant date fair value of $472,372, and his restricted/deferred stock awards had a grant date fair value of $676,517. The combined grant date value of his long-term incentive awards was $1,148,889.

The stock awards granted in August 2009 to the other executives listed in the Summary Compensation Table were as follows: Mr. Brenn was granted $270,079 in stock options and $386,069 in deferred stock; Mr. Savage was granted $270,383 in stock options and $386,428 in restricted/deferred stock; Mr. Reitman was granted $222,117 in stock options and $317,000 in restricted/deferred stock; and Mr. Wright was granted $218,081 in stock options and $342,116 in restricted/deferred stock.

The awards made to each of the named executives reflect the philosophy of how equity awards were determined by the Committee and the operation of the EVA Plan and Powerful Solution Plan. In order to maintain a sustainable run rate, in August 2009 and in prior years the company had self-imposed annual limits on aggregate equity awards. The limits had the effect of reducing the value of option awards made in August 2009 from the targeted values that otherwise would have been made. The limits were not intended to reduce compensation opportunities for executives, and so the reductions were carried over and have been paid in options awarded in August 2010. The limits have been eliminated for fiscal year 2010 and future years.

Pensions and Other Benefits

Executives participate in a defined benefit retirement plan, supplemental executive retirement plan, tax qualified 401(k) plan, supplemental defined contribution plan, and executive life insurance plan. The supplemental plans and life insurance plan provide enhanced benefits that are considered necessary to retain executives and maintain aggregate compensation at competitive levels. The principal terms of the plans are described below.

Retirement Plans. The company maintains a defined benefit retirement plan covering officers and other employees, except for new employees and employees of subsidiary companies. Under the plan non-bargaining unit employees located in Wisconsin and other regional plant locations receive an annual pension payable on a monthly basis at retirement equal to 1.6% of the employee's average of the highest five years of compensation in the last ten calendar years of service prior to retirement multiplied by the number of years of credited service. Compensation taken into account in determining a pension includes salaries and bonuses. The amount of a pension is offset by 50% of Social Security payments. The Social Security offset is prorated if years of credited service are less than 30.

Company officers also participate in an unfunded plan that supplements benefits under the retirement plan. The supplemental plan provides officers with an additional 0.5% of compensation per year of credited service over that presently payable under the retirement plan. The Board of Directors amended the supplemental plan in August 2003 to provide Mr. Shiely with up to five additional years of credited service based on his tenure as CEO. In no event will a pension paid under the above-described plans exceed 70% of the employee's average monthly compensation as calculated in determining pension benefits.

Supplemental Defined Contribution Plan. Officers and key employees are eligible to participate in an unfunded nonqualified defined contribution plan that supplements the company's 401(k) plan and

retirement plans. A participant may defer up to 75% of his or her salary and bonus. The employer matching contribution for such deferrals is 100% of the participant's first 1% of contributions and 50% of the participant's next 5% of contributions. The company contribution was suspended on July 1, 2009 and resumed on January 1, 2010.

The plan also provides for automatic company contributions on behalf of newly-elected officers who are not eligible to participate in the retirement plans. These company contributions are (i) an annual contribution of 2% of the participant's salary and bonus and (ii) an annual contribution that increases over 20 years from 3% of the participant's salary and bonus to 8% of the participant's salary and bonus. The Board of Directors may also authorize a discretionary lump sum company contribution to the account of a participant.

Deferrals and company contributions are credited to book entry accounts. Daily interest is accrued on the account balances at an interest rate equal to 80% of the then-current US Bank prime lending rate. Distributions are made in a single lump sum or 10 annual installments beginning on the later of a participant's retirement or age 62.

A trust has been established for deposit of the aggregate present value of the benefits provided to officers under the supplemental retirement plan and supplemental defined contribution plan upon a change in control of the company. The assets of the trust are subject to claims of the creditors of the company.

Executive Life Insurance Plan. The company provides a death benefit to current executives. The amount of the benefit during employment is 2x annual salary, and the amount after retirement is $400,000. This coverage is no more than that provided by most companies of comparable size having such a benefit. The annual cost to the company for providing the benefit to the officers named in the Summary Compensation Table is $69,000. The company will recover this cost from the cash value of the policy on a covered executive when he or she retires or dies. The benefit will not be provided to future executives, and the amount of the benefit for current executives will not be increased.

COMPENSATION TABLES

The following table shows salaries, bonuses, incentive awards, changes in the value of retirement benefits, and other compensation relating to fiscal years 2008, 2009 and 2010 for the named executives.

SUMMARY COMPENSATION TABLE

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
J.S. Shiely	2010	$ 468,001	0	$1,651,377	$1,155,605	$900,903	$4,697,000	$164,773	$9,037,659
Chairman &	2009	1,032,046	0	492,155	440,523	619,228	989,000	89,496	3,662,448
Former CEO	2008	984,380	0	0	937,481	492,190	545,000	66,954	3,026,005
T.J. Teske	2010	615,748	0	676,517	472,372	1,219,147	368,000	87,225	3,439,009
President & CEO	2009	528,606	0	197,078	176,383	253,731	121,000	41,937	1,318,735
	2008	492,714	0	0	375,311	197,086	96,000	41,439	1,202,550
J.E. Brenn	2010	385,035	0	386,069	270,079	444,715	630,000	37,143	2,153,041
Sr. Vice Pres.	2009	402,084	0	114,850	102,850	144,750	141,000	36,690	942,224
& CFO	2008	383,004	0	0	218,984	114,901	309,000	53,465	1,079,354
T.R. Savage	2010	385,411	0	386,428	270,383	445,150	404,000	67,826	1,959,198
Sr. Vice Pres. -	2009	402,480	0	114,984	102,927	144,893	265,000	51,529	1,081,813
Administration	2008	383,334	0	0	218,984	115,000	200,000	54,151	971,469
W.H. Reitman	2010	315,404	0	317,000	222,117	364,291	363,000	41,780	1,623,592
Sr. Vice Pres. -	2009	330,170	0	95,708	85,692	118,861	92,000	30,262	752,693
Sales & Customer Service	2008	319,166	0	0	184,523	95,750	76,000	30,739	706,178
J.C. Wright	2010	311,596	0	342,116	218,061	332,411	322,000	46,043	1,572,227
Sr. Vice Pres. &	2009	324,996	0	155,155	82,160	147,028	138,000	31,860	879,199
Pres. Engine Power Products Group	2008	305,996	0	0	169,973	155,140	20,000	31,002	682,111

Columns (e) and (f): The reported amounts are the grant date values of the awards. The assumptions used in valuing 2010 stock options are stated on page 23 of this proxy statement. Assumptions used in valuing 2009 and 2008 stock options are stated on page 46 of the company's Form 10-K.

Column (g): Includes cash awards under the EVA Plan for all years and under the Powerful Solution Plan for fiscal year 2008.

Column (h): The reported amounts include changes in the present value of pension benefits for the relevant fiscal year. Earnings on account balances in the company's supplemental defined contribution plan are not included because the applicable interest rate is not above-market or preferential.

The amount of the increase shown for Mr. Shiely for 2010 includes, among other things, $1,441,000 due to a change in the interest rate from 6.75% to 5.3%, $1,094,000 due to one year of credited service under the company's retirement plans, and $275,000 due to an extra year of credited service as CEO under the Supplemental Executive Retirement Plan.

Column (i): Amounts include professional fees for financial advice, company matching contributions to 401(k) and nonqualified deferred compensation plans, premiums paid by the company for life insurance, dividends on restricted and deferred stock, private use of the company plane by the CEO, and director fees. Of these items, those exceeding $10,000 for fiscal year 2010 include company matching contributions of $45,412 for Mr. Teske, $16,167 for Mr. Savage, $13,087 for Mr. Wright; life insurance premiums paid by the company totaling $29,800 for Mr. Shiely, $13,100 for Mr. Brenn, $26,800 for Mr. Savage, $12,350 for Mr. Reitman; and $11,700 for Mr. Wright; and dividends on restricted or deferred stock of $65,419 for Mr. Shiely, $24,853 for Mr. Teske, $15,377 for Mr. Brenn, $14,989 for Mr. Savage, $11,799 for Mr. Reitman; and $14,037 for Mr. Wright; $10,452 for use of the company plane by Mr. Shiely; and $58,333 for fees earned by Mr. Shiely as a non-employee director in 2010.

All of the compensation paid to the named executives was calculated and paid pursuant to the company's compensation and benefit plans rather than the company's standard change in control agreement.

Cash and Stock Awards

The following tables show cash and stock awards made to the named executives in fiscal year 2010, their outstanding equity awards at the end of fiscal year 2010, and the gains attributable to stock options they exercised during fiscal year 2010. Executives were granted awards after the end of the fiscal year for which they were selected to participate in the EVA Plan or Powerful Solution Plan. The company's fiscal year 2010 financial statements include expenses associated with stock option awards granted in August 2009 and cash awards to be paid out in August 2010. Expenses associated with restricted and deferred stock awards granted in August 2010 are included in the company's financial statements beginning in fiscal year 2011.

Cash Award Calculations under EVA Plan. The accrued bonus for a participant is calculated at the end of a fiscal year by multiplying the executive's target bonus by performance factors. Thirty percent of the accrued bonus is the target bonus multiplied by the company performance factor. Seventy percent is the target bonus multiplied by an individual performance factor (with no more than 15% of the accrued bonus attributable to non-quantifiable individual performance factors).

The company performance factor is measured by comparing the company's actual EVA for a fiscal year to the target EVA for the same year. Target EVA for a fiscal year is the average of the target EVA for the prior year and actual EVA for the prior year. This methodology has been used consistently since 1992 to determine each year's target EVA. The methodology is appropriate for use in determining executive compensation because it is objective and predictable, it adjusts the target EVA each year based on actual financial results, and it requires that actual EVA achieve a threshold in order for target bonuses to be paid.

The individual performance factor for each participant is the weighted average of one or more quantifiable or non-quantifiable factors called supporting performance factors. Supporting performance factors are measured by an achievement percentage continuum that generally ranges from 0% to 150% of the individual goal to be achieved and is enumerated from 0.5 to 1.5 based on this range. If approved by the Compensation Committee, supporting performance factors do not have a ceiling if they are the same as the company performance factor or if they are based on the EVA of a division of the company.

Once an accrued bonus is calculated, the amount of an accrued bonus up to a participant's target bonus is paid to the participant, the portion of an accrued bonus that exceeds the target bonus is credited to the participant's Bonus Bank account balance, and a negative accrued bonus is debited to the participant's Bonus Bank account balance. In addition, when the deficit in an executive's Bonus Bank balance is more than 50% of the amount by which the accrued bonus exceeds the target bonus, the executive receives one half of the excess as a cash bonus. The remaining one half is applied to reduce the deficit in the Bonus Bank. There is an upper limit on the accrued bonus of each participant (three times the dollar amount of the participant's target bonus, subject to a $3 million cap approved by shareholders in October 2004), and a floor on a participant's Bonus Bank account balance (not less than negative one times the dollar amount of the participant's target bonus).

In August 2010 the Compensation Committee approved eliminating the Bonus Bank from the EVA Plan after all calculations were made with respect to fiscal year 2010. Participants with negative balances had them extinguished, and participants with positive balances received a payout of the positive amounts. The Committee also approved reducing the upper limit on an accrued bonus to two times the target and revising the floor to zero.

Stock Option Calculations under EVA Plan. The grant date fair values of stock options were determined using the Black-Scholes model. The exercise price was 110% of the fair market value of the company's common stock on those dates, with the market price calculated as the mean between the highest and lowest reported sales price on the New York Stock Exchange on such dates. The assumptions made in the valuation of options granted in August 2009 include an exercise price of $19.734 per share, a fair market value of the stock on the grant date of $17.94, an option term of five years, an interest rate of 2.53%, a daily stock price volatility of 40.355%, and cumulative annual dividends of $0.44 per share based on the company's most recent quarterly dividend of $0.11 per share. The options have a two-year exercise period that begins on the third anniversary of their grant date and expires on August 31 five years after their grant date.

Restricted/Deferred Stock Calculations under EVA Plan. The number of shares for each award is calculated by dividing the executive's bonus for the relevant fiscal year by the fair market value of the company's common stock on the grant date of the award. Restricted and deferred stock vests five years after their grant date. The vesting date is not accelerated by early or regular retirement, except in extraordinary circumstances approved by the Compensation Committee. If an executive resigns his or her employment prior to the vesting date, the restricted or deferred stock is forfeited unless forfeiture is waived by the Committee. Cash dividends are paid on restricted stock during the vesting period. Holders of deferred stock awards are credited with additional shares of deferred stock in lieu of cash dividends.

Restricted/Deferred Stock Calculations under Powerful Solution Plan. The dollar value of the restricted and/or deferred shares awarded to a participant in August 2009 was 100% of the participant's award under the plan. Calculation of the award is described above. Once the value of the award is determined, the number of restricted or deferred shares awarded to a participant was calculated by dividing the value of the award by the fair market value of the company's common stock on the date of grant. Other terms and conditions of the stock award are stated above.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2010

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					
Name (a)	Selection Date (b)	Grant Date (c)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold ($) (g)	Target ($) (h)	Maximum ($) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Share) (k)	Grant Date Fair Value of Stock & Option Awards ($) (l)
J.S. Shiely											
EVA Plan											
Cash Award	4/2/09	8/24/10	$(468,002)	$468,002	$1,404,006						
Option Award	4/15/08	8/18/09							227,930	$19.734	$1,155,605
Stock Award	4/15/08	8/15/09				0	$1,032,046	$1,723,517			619,289
PS Plan											
Stock Award	8/12/08	8/18/09				0	1,032,046	1,032,046			1,032,088
T.J. Teske											
EVA Plan											
Cash Award	4/2/09	8/24/10	(567,599)	567,599	1,702,797						
Option Award	4/15/08	8/18/09							93,170	19.734	472,372
Stock Award	4/15/08	8/15/09				0	422,885	706,218			253,672
PS Plan											
Stock Award	8/12/08	8/18/09				0	422,885	422,885			422,846
J.E. Brenn											
EVA Plan											
Cash Award	4/2/09	8/24/10	(231,021)	231,021	693,063						
Option Award	4/15/08	8/18/09							53,270	19.734	270,079
Stock Award	4/15/08	8/15/09				0	241,250	402,888			144,776
PS Plan											
Stock Award	8/12/08	8/18/09				0	241,250	241,250			241,293
T.R. Savage											
EVA Plan											
Cash Award	4/2/09	8/24/10	(231,247)	231,247	693,741						
Option Award	4/15/08	8/18/09							53,330	19.734	270,383
Stock Award	4/15/08	8/15/09				0	241,488	403,285			144,955
PS Plan											
Stock Award	8/12/08	8/18/09				0	241,488	241,488			241,472
W.H. Reitman											
EVA Plan											
Cash Award	4/2/09	8/24/10	(189,242)	189,242	567,726						
Option Award	4/15/08	8/18/09							43,810	19.734	222,117
Stock Award	4/15/08	8/15/09				0	198,102	330,830			118,942
PS Plan											
Stock Award	8/12/08	8/18/09				0	198,102	198,102			198,058
J.C. Wright											
EVA Plan											
Cash Award	4/2/09	8/24/10	(186,958)	186,958	560,874						
Option Award	4/15/08	8/18/09							43,010	19.734	218,061
Stock Award	4/15/08	8/15/09				0	194,998	325,647			147,108
PS Plan											
Stock Award	8/12/08	8/18/09				0	194,998	194,998			195,008

Column (b): The Selection Date is the day when the Compensation Committee designated the executive as a participant in the EVA Plan and Powerful Solution or PS Plan.

Column (c): The Grant Date is the day after the end of a fiscal year when a cash award was paid to an executive, or stock options, restricted stock or deferred stock were issued to an executive.

Columns (d) thru (i): Under the EVA Plan, the amounts in these columns are without regard to the executive's pre-existing Bonus Bank account balance carried over from the preceding fiscal year. The Threshold is the deduction from an executive's Bonus Bank account balance that would have occurred if the company performance factor had been minus 1. The Target is the cash or stock award the executive would have received if the company performance factor had been 1. The Maximum for the cash award is the sum of the cash award the executive would have received for the year and the additional amount that would have been credited to the executive's Bonus Bank account balance if the company performance factor had been 3 or more. The Maximum for the stock award is 167% of the executive's target cash award, which includes an award of stock equivalent in value to the executive's target cash award plus the payout of one-third of a Bonus Bank balance equal in value to twice the executive's target award. In fact, each named executive had a negative Bonus Bank balance at the start of fiscal year 2010, and the Bonus Bank was eliminated at the end of fiscal year 2010. Under the Powerful Solution Plan, the Threshold is the cash award the executive would have received if his achievement rating with respect to his goals had been 0%, and the Target and Maximum is the cash award the executive would have received if his achievement had been 100% or more.

Columns (j) thru (l): Under the EVA Plan, each named executive was issued stock options in August 2009 in an amount equal to his target bonus for the completed fiscal year 2009 and restricted or deferred stock in August 2009 in an amount equal to his actual bonus for the completed fiscal year 2009. Under the PS Plan, each named executive received an award of restricted or deferred stock in August 2009.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name (a)	No. of Securities Underlying Unexercised Options Exercisable (#) (b)	No. of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($/Share) (d)	Option Expiration Date (e)	No. of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested (#)(h)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)
J.S. Shiely	242,240		$30.440	12/31/12	17,504	$329,075		$937,368
	348,560		36.680	12/31/12	39,127	735,588		
	105,721		38.830	8/16/10	94,194	1,770,847		
	161,360		29.865	8/15/11				
	176,550		30.811	8/31/12				
	170,000		14.828	12/31/12				
	227,930		19.734	12/31/12				
T.J. Teske	22,780		30.440	8/15/13	4,155	78,114		1,272,948
	55,600		36.680	8/13/14	14,620	274,856		
	20,264		38.830	8/16/10	37,710	708,948		
	59,570		29.865	8/15/11				
		70,680	30.811	8/31/12				
		91,390	14.828	8/31/13				
		93,170	19.734	8/31/14				
J.E. Brenn	45,940		30.440	8/15/13	4,299	80,821		462,668
	83,020		36.680	8/13/14	9,130	171,644		
	25,910		38.830	8/16/10	22,021	413,995		
	37,930		29.865	8/15/11				
		41,240	30.811	8/31/12				
		53,290	14.828	8/31/13				
		53,270	19.734	8/31/14				
T.R. Savage	46,420		30.440	8/15/13	3,662	68,846		463,044
	83,700		36.680	8/13/14	4,265	80,182		
	26,202		38.830	8/16/10	10,770	202,476		
	37,990		29.865	8/15/11	4,570	85,916		
		41,240	30.811	8/31/12	11,020	207,176		
		53,330	14.828	8/31/13				
		53,330	19.734	8/31/14				
W.H. Reitman	31,960		30.440	8/15/13	2,046	38,465		379,008
	38,040		36.680	8/13/14	7,100	133,480		
	12,166		38.830	8/16/10	17,670	332,196		
	22,570		29.865	8/15/11				
		34,750	30.811	8/31/12				
		44,400	14.828	8/31/13				
		43,810	19.734	8/31/14				

J.C. Wright	30,560		30.440	8/15/13	1,323	24,872		345,920
	28,840		36.680	8/13/14	4,700	88,360		
	10,396		38.830	8/16/10	6,810	128,028		
	20,500		29.865	8/15/11	19,070	358,516		
		32,010	30.811	8/31/12				
		42,570	14.828	8/31/13				
		43,010	19.734	8/31/14				

Column (b): Options that expire on August 15, 2013 vested on August 15, 2006; options that expire on August 13, 2014 vested on August 13, 2007; options that expire in 2010 vested on August 16, 2008; and options that expire in 2011 vested on August 15, 2009.

Column (c): Options that expire in 2012 vested on August 14, 2010; options that expire on August 31, 2013 will vest on August 19, 2011; and options that expire on August 31, 2014 will vest on August 18, 2012.

Column (f): The unvested stock awards were granted on August 16, 2005, August 19, 2008 and August 18, 2009 and will vest on August 16, 2010, August 19, 2013 and August 18, 2014 respectively.

Column (g): Based on the $18.80 per share closing price of a share of the company's common stock as of the last business day of fiscal year 2010.

Column (h) and (i): The amounts in these columns are the awards that the executive received in August 2010 in restricted or deferred stock under the Incentive Compensation Plan based on the $18.80 per share closing price of a share of the company's common stock as of the last business day of fiscal year 2010.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2010

	Option Awards		Stock Awards	
Name (a)	No. of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	No. of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
J.S. Shiely	58,250	$534,269	0	$0
T.J. Teske	0	0	0	0
J.E. Brenn	0	0	0	0
T.R. Savage	0	0	0	0
W.H. Reitman	0	0	0	0
J.C. Wright	0	0	0	0

Pensions and Other Benefits

The company provides officers with pension benefits under a defined benefit retirement plan and a supplemental retirement plan. The present value of these benefits and certain other information for each named executive is shown in the following table.

PENSION BENEFITS FOR FISCAL YEAR 2010

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J.S. Shiely	Retirement Plan		$1,707,000	$ 57,000
	Supplemental Executive Retirement Plan		8,744,000	126,000
	Total	23.61	10,451,000	183,000
T.J. Teske	Retirement Plan		256,000	
	Supplemental Executive Retirement Plan		656,000	
	Total	14.09	912,000	0
J.E. Brenn	Retirement Plan		1,674,000	
	Supplemental Executive Retirement Plan		2,377,000	
	Total	31.92	4,051,000	0
T.R. Savage	Retirement Plan		859,000	
	Supplemental Executive Retirement Plan		1,455,000	
	Total	18.28	2,314,000	0
W.H. Reitman	Retirement Plan		507,000	
	Supplemental Executive Retirement Plan		530,000	
	Total	17.37	1,037,000	0
J.C. Wright	Retirement Plan		354,000	
	Supplemental Executive Retirement Plan		448,000	
	Total	15.59	802,000	

The amounts in the preceding table show the present value of accumulated benefits as of June 27, 2010. The amounts were calculated using RP2000 male mortality rates and a discount rate of 5.30%. Material assumptions used in determining values include that the beneficiaries receive life only annuities at the earliest age at which unreduced benefits are payable (age 62 or 30 years of service), and that no beneficiary dies prior to retirement. For more detailed assumptions used in this calculation see the Pensions and Other Benefits section of the Compensation Discussion and Analysis.

Messrs. Brenn and Savage are eligible for early retirement under the company's Retirement Plan and Supplemental Executive Retirement Plan. Early retirement is available to employees who reach age 55 with 10 or more years of service with the company, or who have 30 years of service with the company. If an employee retires between the age of 55 and 62, there is a 4% reduction per year in his or her retirement benefit until age 62. If an employee retires before age 55 with 30 years of service, there is no reduction in the retirement benefit, and such retiree is eligible to continue medical coverage for up to 10 years but not beyond age 65 as long as the retiree pays the same premiums as active employees.

As CEO, Mr. Shiely received one year of additional credited service on July 1, 2007, 2008 and 2009 in accordance with an amendment to the company's supplemental executive retirement plan that was approved by the Board of Directors in August 2003 as an incentive to encourage his retention as CEO. One of the dates for crediting additional service fell within fiscal year 2010. The value of this additional

year of credited service is $275,000. See footnote (h) of the Summary Compensation Table for more information. No other officers have received such benefits.

* * * * *

The following table shows contributions and earnings during fiscal year 2010 and fiscal year-end balances in the company's nonqualified deferred compensation plan for each named executive. An executive may defer under the plan up to 75% of his or her salary and bonus, reduced by any deferrals under the company's 401(k) plan. Company contributions to a participant's account are described in the Pensions and Other Benefits section of the Compensation Discussion and Analysis. Distributions are made in a single lump sum or 10 annual installments beginning on the later of a participant's retirement or age 62.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2010

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)	Aggregate Earnings in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
J.S. Shiely	$0	$0	$13,702	$593,595	$202,451
T.J. Teske	110,618	45,412	4,125	0	298,784
J.E. Brenn	66,157	2,805	20,680	0	844,717
T.R. Savage	59,244	16,167	10,809	0	481,246
W.H. Reitman	33,887	9,800	3,158	0	157,394
J.C. Wright	64,404	13,087	4,394	0	233,757

Column (b): Amounts reported as executive contributions are included in the Salary column of the Summary Compensation Table. These amounts include the following contributions by the executive related to compensation earned in fiscal year 2010 and deferred subsequent to the end of fiscal year 2010. Mr. Shiely $0; Mr. Teske $73,149; Mr. Brenn $0; Mr. Savage $26,709; Mr. Reitman $18,215 and Mr. Wright $33,241.

Column (c): The company contributed an amount equal to 100% of the executive's first 1% of contributions of salary and 50% of the executive's next 5% of contributions of salary. Amounts reported as Registrant Contributions are included in the Other Compensation column of the Summary Compensation Table. These amounts include the following contributions by the company related to compensation earned in fiscal year 2010 and paid subsequent to the end of fiscal year 2010. Mr. Shiely $0; Mr. Teske $36,574; Mr. Brenn $0; Mr. Savage $13,354; Mr. Reitman $9,107 and Mr. Wright $11,634.

Columns (e) and (f): Account balances accrue interest daily at a rate equal to 80% of the US Bank prime lending rate. The aggregate balances and distributions include the following amounts that were previously reported as compensation for the named executives in the Summary Compensation Table for previous years: Mr. Shiely $598,664; Mr. Teske $93,182; Mr. Brenn $667,590; Mr. Savage $323,663; Mr. Reitman $31,721 and Mr. Wright $0.

AGREEMENTS WITH EXECUTIVES

The company has entered into an early retirement agreement with Mr. Shiely and standard employment agreements and change in control agreements with each of the other executives named in the Summary Compensation Table. The principal terms of these agreements are described below.

Agreement with Mr. Shiely. As disclosed in last year's proxy statement, the company entered into an early retirement agreement with Mr. Shiely on August 21, 2009. Pursuant to the agreement, Mr. Shiely

retired as an employee and Chief Executive Officer of the company on December 31, 2009. At that time, the standard employment agreement and standard change in control agreement between Mr. Shiely and the company terminated, except that the non-disclosure, non-solicitation and non-competition provisions continue in accordance with their terms.

Mr. Shiely continued to be a participant in the company's incentive compensation plans until his retirement. After Mr. Shiely's retirement, the provisions of the incentive plans governing employees who qualify for early retirement became applicable. As a result, (a) all outstanding stock options awarded to Mr. Shiely but not yet exercisable became exercisable in accordance with the terms and conditions stated in the award agreements, (b) all outstanding deferred stock awarded to Mr. Shiely continues to be subject to the vesting requirements and other terms and conditions stated in the award agreements (but in no event later than the fifth anniversary of grant date), and (c) Mr. Shiely's eligibility for cash and stock awards with respect to the 2010 plan year was determined in accordance with the terms of the company's incentive compensation plans and in a manner consistent with the treatment of other executive officers. Because limitations were in place in August 2009 on the amount of stock options that may be awarded annually, Mr. Shiely had a carryover of $420,226 in stock options at the time of his retirement. Under the agreement, Mr. Shiely received a stock option award in August 2010 equivalent in value to the amount of the carryover. Consistent with the treatment of Mr. Shiely's other stock options, the options vested immediately and remain exercisable until the third anniversary of the grant date.

The agreement with Mr. Shiely provides that he will continue to serve as a director and Chairman of the Board until conclusion of the 2010 annual meeting of shareholders, at which time his retirement from these positions becomes effective. The agreement also provides that, as consideration for his commitment to serve as a director and Chairman of the Board following his retirement as an employee and Chief Executive Officer, the company will provide Mr. Shiely with certain compensation and benefits, including the same compensation provided to other non-employee directors, pro-rated for his period of service as a director, a monthly cash fee of $4,166.67 for his service as non-employee Chairman of the Board, continued eligibility for the same medical, dental and vision care benefits provided to employees of the company and their spouses until Mr. Shiely reaches the age of 65 and his spouse reaches the age of 65 (provided that Mr. Shiely pays the actuarial-determined cost for such coverage), and office space for the period from January 1, 2010 through December 31, 2012 (including part-time services of an administrative assistant and telecommunications service) in order to provide consultation to the company as needed.

The agreement with Mr. Shiely does not reduce or affect the eligibility of Mr. Shiely or his family or the amount of compensation and benefits to which Mr. Shiely or his family may be entitled under any qualified and non-qualified retirement and welfare benefit plans or programs of the company during his employment by the company or because of his early retirement.

Standard Employment Agreements. Each officer except for Mr. Shiely has a two-year employment agreement with the company. The agreement automatically extends for an additional year each January 1 unless either party gives a 30-day notice that the agreement will not be renewed.

Under the agreement, the officer agrees to perform the duties that may be assigned by the company from time to time. The officer also agrees for a period of two years following termination of employment for any reason to keep company information confidential, not to compete with the company and not to solicit the company's employees for employment. The company agrees to pay the officer a salary of not less than that of the previous year and to provide fringe benefits that are provided to all other salaried employees in comparable positions. In the event of a termination other than for cause, the officer's salary and fringe benefits (but not bonus or long-term incentive compensation) are continued for the remaining term of the agreement.

Assuming the executives named in the Summary Compensation Table were terminated other than for cause on June 25, 2010 (the last business day of fiscal year 2010), each executive would have been entitled to continue to receive a base salary through December 31, 2011 and the same medical plan coverage that would have been available to other salaried employees. The aggregate amount of the salary continuation payments that would have been made to each executive are: Mr. Teske $1,125,000,

Mr. Brenn $607,950, Mr. Savage $608,550, Mr. Reitman $498,000 and Mr. Wright $492,000. The value of continued medical plan coverage for each executive would be $27,301.

The employment agreements terminate upon an executive's death or disability. In the event of an officer's disability, the officer will continue to receive compensation for six months following termination, reduced by any disability payments which the officer is entitled to receive. The payments that would have been made to each executive, assuming a termination for disability on June 25, 2010, are as follows: Mr. Teske $375,000, Mr. Brenn $202,650, Mr. Savage $202,850, Mr. Reitman $166,000 and Mr. Wright $164,000.

The executives are not entitled to a death benefit under the employment agreement, but the company's executive life insurance plan provides life insurance equal to two times the executive's annual base salary if the executive dies while employed by the company and $400,000 when the executive dies after retirement. The death benefits that would have been paid with respect to each executive, assuming the executive died on June 25, 2010, are as follows: Mr. Shiely $400,000; Mr. Teske $1,500,000, Mr. Brenn $810,600, Mr. Savage $811,400, Mr. Reitman $664,000 and Mr. Wright $656,000.

An executive's termination of employment due to death or disability results in the immediate vesting of all stock options, restricted stock and deferred stock. Restricted stock and deferred stock are not forfeited in the event of an executive's retirement, but continue to vest in accordance with the terms of the grants to which they relate. An executive who retires may request that the Compensation Committee vest the executive's options upon retirement, and such a request is normally granted. The value of the unvested stock options, restricted stock and deferred stock for each executive as of June 25, 2010 was Mr. Shiely $3,478,668, Mr. Teske $1,410,132, Mr. Brenn $869,254, Mr. Savage $847,661, Mr. Reitman $673,376 and Mr. Wright $761,417, based upon the same assumptions used to calculate change in control payments.

Standard Change in Control Agreements. Each officer has a change in control agreement with the company. The agreement becomes effective upon a defined change in control of Briggs & Stratton, or if the officer's employment is terminated upon or in anticipation of such a change in control, and automatically supersedes any existing employment agreement. A change in control is defined to mean the acquisition of 20 percent or more of the company's voting securities by any person in certain circumstances, replacement of a majority of the directors of the company in certain circumstances, shareholder approval and consummation of certain mergers, or a liquidation or sale of the company's assets.

The change in control agreement ensures the continuation of each officer's employment following a change in control on a basis equivalent to the officer's employment immediately prior to such change in terms of position, duties, compensation and benefits, as well as specified payments upon termination following a change in control. If during the employment term (three years from the change in control) the officer is terminated other than for cause or if the officer voluntarily terminates his or her employment for good reason or during a 30-day window period one year after a change in control, the officer is entitled to specified severance benefits. These benefits consist of:

(1) a lump sum equal to the officer's accrued salary and bonus for the current year, plus three times the officer's current annual salary and highest annual bonus (which is the greater of the most recent annual bonus received by the officer and the average of the top three bonuses received by the officer over the past five years),

(2) the present value of a three-year enhancement of service under the Retirement Plan and Supplemental Executive Retirement Plan,

(3) continuation of benefits for three years after termination of employment under the company's welfare benefit plans, including without limitation medical, prescription, dental, disability, salary continuance, employee life, group health, accidental death and travel insurance,

(4) outplacement services selected by the officer,

(5) any benefits the officer is eligible to receive under any other plan, program, policy, practice or contract of the company,

(6) a "gross-up" payment that will reimburse the officer for any amounts paid under federal excise taxes, and

(7) immediate vesting of all outstanding stock options, restricted stock and deferred stock pursuant to the company's Incentive Compensation Plan upon a change in control.

All of the officers named in the Summary Compensation Table except for Mr. Shiely have change in control agreements with the foregoing terms and conditions. Change in control agreements executed after October 14, 2009 are different from these agreements in three respects. The agreements no longer have a provision that permits an officer to receive severance benefits if he or she voluntarily terminates employment during a 30-day window period one year after a change in control. The agreements require that an executive who intends to terminate his or her employment for good reason must provide the company with a written explanation and allow the company 30 days to address the situation. In addition, the agreements provide that the company will reduce the lump sum payment that would be made to an officer to a level that does not invoke the federal excise tax imposed by Section 4999 of the Internal Revenue Code.

If the change in control agreements had become effective on June 25, 2010, the officers named in the Summary Compensation Table would have been entitled to receive the following amounts:

CHANGE IN CONTROL PAYMENTS

Name	Severance Payment	Pension Enhancements	Outplacement Services	Tax Gross-Up	Early Stock Vesting	Other Benefits	Total
T.J. Teske	$2,847,483	$195,000	$12,000	$2,126,699	$1,410,132	$376,719	$6,968,033
J.E. Brenn	1,603,365	380,000	12,000	1,227,038	869,254	134,901	4,226,558
T.R. Savage	1,606,245	379,000	12,000	1,297,801	847,661	224,229	4,366,936
W.H. Reitman	1,282,818	179,000	12,000	957,047	673,376	157,446	3,261,687
J.C. Wright	1,332,885	156,000	12,000	1,058,572	761,417	165,621	3,486,495

The Pension Enhancements values in the preceding table show the increase in the present value of each named executive's accumulated retirement benefit under the company's non-qualified retirement plan if a defined change of control had occurred on June 25, 2010. The valuation assumes a three-year addition to each executive's credited years of service, survival of each executive until he reaches the earlier of age 62 or 30 years of service, and payment of a life-only annuity. The valuation is based on male mortality tables for 2000 and a discount rate of 5.30%.

In the Early Stock Vesting column the value of accelerating the exercise date of stock options was determined for options that were not exercisable on June 25, 2010 but were in the money on that date. The number of such options was multiplied by the difference between the market price of the stock on June 25, 2010 and the exercise price of the options. The value of accelerating the vesting date of restricted and deferred stock was calculated by multiplying the number of such shares that were subject to restrictions on June 25, 2010 by the fair market value of the company's common stock on that date.

The amounts in the Other Benefits column consist of the following for each of the executives named in the Summary Compensation Table:

Name	Deferred Compensation	Life Insurance	Financial Planning	Medical Insurance	Company Plane (a)	Total
T.J. Teske	$161,961	$25,155	$15,000	$54,603	$120,000	$376,719
J.E. Brenn	25,998	39,300	15,000	54,603	0	134,901
T.R. Savage	74,226	80,400	15,000	54,603	0	224,229
W.R. Reitman	50,793	37,050	15,000	54,603	0	157,446
J.C. Wright	60,918	35,100	15,000	54,603	0	165,621

(a) The Compensation Committee has authorized Mr. Teske as CEO to use the company plane for private use up to 20 hours per calendar year. The purpose of the authorization is to permit Mr. Teske

to spend time on company-related business that he would otherwise spend in transit for personal business or vacation. A similar policy applied to Mr. Shiely while he was CEO. The amount listed in the table represents the estimated incremental cost to the company for three years of benefits under this policy. The estimated cost was derived by multiplying 20 hours/year of plane use by $2,000/hour to cover the cost of fuel, oil and maintenance.

DIRECTOR COMPENSATION

Each nonemployee director receives an annual retainer fee of $150,000 payable 50% in cash and 50% in deferred stock. In addition, the chairman of the Audit Committee receives $10,000 annually in deferred stock, the chairmen of the Compensation Committee and Nominating & Governance Committee each receives $7,500 annually in deferred stock, and each member of the Audit Committee receives $5,000 annually in deferred stock.

Deferred stock is granted to directors in August of each year. The stock is credited to the account of each nonemployee director under the Deferred Compensation Plan for Directors. The stock vests when the director leaves the Board of Directors. In addition, a nonemployee director may elect under the plan to defer receipt of all or a portion of any cash compensation until the director attains the age of 73 years. Cash deferred amounts can be (1) credited with interest quarterly at 80% of the prevailing prime rate, or (2) converted into common share units based on the deferral date closing price of the company's common stock. Share balances in a director's account are credited with additional shares of stock in lieu of cash dividends. Deferred stock is distributed in shares of unrestricted stock, common share units may be distributed in cash or stock at the election of the director, and all other distributions are paid in cash.

Nonemployee directors receive $150,000 of coverage under the company's Business Travel Accident Plan while on corporate business and up to $10,000 annually of company products and products powered by the company's engines. Directors purchase these products at retail, and the company reimburses them for the purchase price the company also compensated directors for the applicable federal tax liability associated with the reimbursement program through the end of fiscal year 2010. The amount of the reimbursement and tax payment is included in each director's taxable income. Future product purchases will not be eligible for any gross-up to cover federal taxes.

The following table shows the compensation paid by the company in fiscal year 2010 to each nonemployee director. Mr. Shiely's compensation as a director is shown in the Summary Compensation Table for the period from January 1, 2010 through June 27, 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
W.F. Achtmeyer	$75,000	$75,000	$0	$0	0	$ 8,670	$158,670
M.E. Batten	75,000	82,500	0	0	0	1,496	158,996
D.L. Burner	75,000	82,500	0	0	0	1,408	158,908
K.R. McLoughlin	75,000	75,000	0	0	0	7,491	157,491
R.J. O'Toole	75,000	90,000	0	0	0	1,496	166,496
C.I. Story	75,000	80,000	0	0	0	1,496	156,496
B.C. Walker	75,000	80,000	0	0	0	12,601	167,601

Column (c): Each nonemployee director is granted deferred stock. Directors held the following shares of deferred stock and common stock units under the Deferred Compensation Plan for Directors at the end of fiscal year 2010: Messrs. Achtmeyer – 10,163 shares of deferred stock; Batten – 11,180; Burner – 11,180 shares and 21,591 common share units; McLoughlin – 10,163 shares; O'Toole – 12,196 shares; Story – 10,841 shares and Walker – 10,841 shares.

Column (d): Outstanding option awards held by the above directors are: Messrs. Achtmeyer 22,000 shares; Batten 26,000 shares; Burner 26,000 shares; McLoughlin 4,000 shares; O'Toole 26,000 shares; Story 26,000 shares; and Walker 26,000 shares.

Column (g): Includes payments made to each director to reimburse the purchase of company product and the related federal tax liability.

Equity Compensation Plan Information

The following table gives aggregate information under all equity compensation plans of Briggs & Stratton as of June 27, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders	5,197,619 (1)	$28.29	6,793,949 (2)
Equity compensation plans not approved by security holders	-	n/a	-
Total	5,197,619	$28.29	6,793,949

(1) Represents options, restricted stock and deferred stock granted under Briggs & Stratton's Stock Incentive Plan and Incentive Compensation Plan. Of this amount, 1,662,020 were awarded under the Briggs & Stratton Stock Incentive Plan, which terminated effective October 29, 2004. The remaining 3,535,599 awards were granted under the Briggs & Stratton Incentive Compensation Plan, which was approved by shareholders on October 29, 2004 and on October 21, 2009.

(2) Represents securities available for future issuance under the Briggs & Stratton Incentive Compensation Plan. Under the Briggs & Stratton Stock Incentive Plan, no securities remain available for future issuance.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

Briggs & Stratton is required to file an annual report on Form 10-K with the Securities and Exchange Commission. A copy of Form 10-K for the fiscal year ended June 27, 2010 accompanies this proxy statement. Requests for additional copies should be directed to Carole Ford, Shareholder Relations, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the 2011 annual meeting must be received at Briggs & Stratton's principal executive offices no earlier than July 1, 2011 and no later than July 26, 2011, in order to be presented at the meeting and must be in accordance with the requirements of the Bylaws of Briggs & Stratton. Shareholder proposals must be received by May 12, 2011 to be considered for inclusion in the proxy material for that meeting under the SEC's proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS
BRIGGS & STRATTON CORPORATION

Robert F. Heath, Secretary

Wauwatosa, Wisconsin
September 9, 2010

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JUNE 27, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-1370

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

A Wisconsin Corporation	39-0182330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 WEST WIRTH STREET WAUWATOSA, WISCONSIN	53222
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 414-259-5333

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $0.01 per share)	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ✓ Accelerated filer ___ Smaller reporting company___

Non-accelerated filer___(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ___ No ✓

The aggregate market value of Common Stock held by nonaffiliates of the registrant was approximately $946.7 million based on the reported last sale price of such securities as of December 24, 2009, the last business day of the most recently completed second fiscal quarter.

Number of Shares of Common Stock Outstanding at August 23, 2010: 50,334,962.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting on October 20, 2010	Part III

The Exhibit Index is located on page 68.

BRIGGS & STRATTON CORPORATION
FISCAL 2010 FORM 10-K
TABLE OF CONTENTS

PART I		Page
Item 1.	Business	1
Item 1A.	Risk Factors	4
Item 1B.	Unresolved Staff Comments	9
Item 2.	Properties	9
Item 3.	Legal Proceedings	10
Item 4.	(Removed and Reserved)	12
	Executive Officers of the Registrant	13
PART II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	25
Item 8.	Financial Statements and Supplementary Data	26
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	64
Item 9A.	Controls and Procedures	64
Item 9B.	Other Information	64
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	64
Item 11.	Executive Compensation	65
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	65
Item 13.	Certain Relationships and Related Transactions, and Director Independence	65
Item 14.	Principal Accountant Fees and Services	65
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	65
	Signatures	67

Cautionary Statement on Forward-Looking Statements

This report contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words "anticipate", "believe", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "plan", "project", "seek", "think", "will", and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental, tax, pension funding and accounting standards; the ability to secure adequate working capital funding and meet related covenants; work stoppages or other consequences of any deterioration in our employee relations; work stoppages by other unions that affect the ability of suppliers or customers to manufacture; acts of war or terrorism that may disrupt our business operations or those of our customers and suppliers; changes in customer and OEM demand; changes in prices of raw materials and parts that we purchase; changes in domestic economic conditions, including housing starts and changes in consumer confidence; changes in the market value of the assets in our defined benefit pension plan and any related funding requirements; changes in foreign economic conditions, including currency rate fluctuations; the ability to bring new productive capacity on line efficiently and with good quality; the ability to successfully realize the maximum market value of assets that may require disposal if products or production methods change; new facts that come to light in the future course of litigation proceedings which could affect our assessment of those matters; and other factors that may be disclosed from time to time in our SEC filings or otherwise, including the factors discussed in Item 1A, Risk Factors, of the Company's Annual Report on Form 10-K and in its periodic reports on Form 10-Q. Some or all of the factors may be beyond our control. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

PART I

ITEM 1. BUSINESS

Briggs & Stratton (the "Company") is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs & Stratton designs, manufactures, markets and services these products for original equipment manufacturers (OEMs) worldwide. These engines are aluminum alloy gasoline engines with displacements ranging from 141 to 993 cubic centimeters.

Additionally, through its wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, Briggs & Stratton is a leading designer, manufacturer and marketer of generators (portable and standby), pressure washers, snow throwers, lawn and garden powered equipment (primarily riding and walk behind mowers and tillers) and related service parts and accessories.

Briggs & Stratton conducts its operations in two reportable segments: Engines and Power Products. Further information about Briggs & Stratton's business segments is contained in Note 7 of the Notes to Consolidated Financial Statements.

The Company's Internet address is www.briggsandstratton.com. The Company makes available free of charge (other than an investor's own Internet access charges) through its Internet website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the Securities and Exchange Commission. Charters of the Audit, Compensation, Nominating and Governance Committees; Corporate Governance Guidelines and code of business conduct and ethics contained in the Briggs & Stratton Business Integrity Manual are available on the Company's website and are available in print to any shareholder upon request to the Corporate Secretary.

Engines

General

Briggs & Stratton's engines are used primarily by the lawn and garden equipment industry, which accounted for 83% of the segment's fiscal 2010 engine sales to OEMs. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers, garden tillers and snow throwers. The remaining 17% of engine sales to OEMs in fiscal 2010 were for use on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers. Many retailers specify Briggs & Stratton's engines on the power equipment they sell, and the Briggs & Stratton name is often featured prominently on a product despite the fact that the engine is a component.

In fiscal 2010, approximately 28% of Briggs & Stratton's Engines segment net sales were derived from sales in international markets, primarily to customers in Europe. Briggs & Stratton serves its key international markets through its European regional office in Switzerland, its distribution center in the Netherlands and sales and service subsidiaries and offices in Australia, Austria, Brazil, Canada, China, the Czech Republic, England, France, Germany, Italy, Japan, Mexico, New Zealand, Poland, Russia, South Africa, Sweden and the United Arab Emirates. Briggs & Stratton is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. Briggs & Stratton also exports engines to developing nations where its engines are used in agricultural, marine, construction and other applications. More detailed information about our foreign operations is in Note 7 of the Notes to Consolidated Financial Statements.

Briggs & Stratton engines are sold primarily by its worldwide sales force through direct calls on customers. Briggs & Stratton's marketing staff and engineers in the United States provide support and technical assistance to its sales force.

Briggs & Stratton also manufactures replacement engines and service parts and sells them to sales and service distributors. Briggs & Stratton owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to independently owned, authorized service dealers throughout the world. These distributors and service dealers incorporate Briggs & Stratton's commitment to reliability and service.

Customers

Briggs & Stratton's engine sales are made primarily to OEMs. Briggs & Stratton's three largest external engine customers in fiscal years 2010, 2009 and 2008 were Husqvarna Outdoor Products Group (HOP), MTD Products Inc. (MTD) and Deere & Company. Sales to the top three customers combined were 48%, 41% and 42% of Engines segment net sales in fiscal 2010, 2009 and 2008, respectively. Under purchasing plans available to all of its gasoline engine customers, Briggs & Stratton typically enters into annual engine supply arrangements.

Briggs & Stratton believes that in fiscal 2010 more than 80% of all lawn and garden powered equipment sold in the United States was sold through mass merchandisers such as The Home Depot, Inc. (The Home Depot), Lowe's Companies, Inc. (Lowe's), Sears Holdings Corporation (Sears) and Wal-Mart Stores, Inc. (Wal-Mart). Given the buying power of the mass merchandisers, Briggs & Stratton, through its customers, has continued to experience pricing pressure; however, the Company attempts to recover increases in commodity costs through increased pricing.

Competition

Briggs & Stratton's major domestic competitors in engine manufacturing are Honda Motor Co., Ltd. (Honda), Kawasaki Heavy Industries, Ltd. (Kawasaki) and Kohler Co. (Kohler). Several Japanese and Chinese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with Briggs & Stratton in world markets in the sale of engines to other OEMs and indirectly through their sale of end products.

Briggs & Stratton believes it has a significant share of the worldwide market for engines that power outdoor equipment.

Briggs & Stratton believes the major areas of competition from all engine manufacturers include product quality, brand strength, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology, product support and distribution strength. Briggs & Stratton believes its product value and service reputation have given it strong brand name recognition and enhanced its competitive position.

Seasonality of Demand

Sales of engines to lawn and garden OEMs are highly seasonal because of consumer buying patterns. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by consumer sentiment, employment levels, housing starts and weather conditions. Engine sales in Briggs & Stratton's fiscal third quarter have historically been the highest, while sales in the first fiscal quarter have historically been the lowest.

In order to efficiently use its capital investments and meet seasonal demand for engines, Briggs & Stratton pursues a relatively balanced production schedule throughout the year. The schedule is adjusted to reflect changes in estimated demand, customer inventory levels and other matters outside the control of Briggs & Stratton. Accordingly, inventory levels generally increase during the first and second fiscal quarters in anticipation of customer demand. Inventory levels begin to decrease as sales increase in the third fiscal quarter. This seasonal pattern results in high inventories and low cash flow for Briggs & Stratton in the first, second and the beginning of the third fiscal quarters. The pattern results in higher cash flow in the latter portion of the third fiscal quarter and in the fourth fiscal quarter as inventories are liquidated and receivables are collected.

Manufacturing

Briggs & Stratton manufactures engines and parts at the following locations: Auburn, Alabama; Statesboro, Georgia; Murray, Kentucky; Poplar Bluff, Missouri; Wauwatosa, Wisconsin; Chongqing, China; and Ostrava, Czech Republic. Briggs & Stratton has a parts distribution center in Menomonee Falls, Wisconsin.

As announced in April 2007, the Company discontinued operations at the Rolla, Missouri facility during the second fiscal quarter of 2008. Engine manufacturing performed in Rolla was moved to the Chongqing, China and Poplar Bluff, Missouri plants.

Briggs & Stratton manufactures a majority of the structural components used in its engines, including aluminum die castings, carburetors and ignition systems. Briggs & Stratton purchases certain parts such as piston rings, spark plugs, valves, ductile and grey iron castings, plastic components, some stampings and

screw machine parts and smaller quantities of other components. Raw material purchases consist primarily of aluminum and steel. Briggs & Stratton believes its sources of supply are adequate.

Briggs & Stratton has joint ventures with Daihatsu Motor Company for the manufacture of engines in Japan, with Starting Industrial of Japan for the production of rewind starters and punch press components in the United States, and The Toro Company for the manufacture of two-cycle engines in China.

Briggs & Stratton has a strategic relationship with Mitsubishi Heavy Industries (MHI) for the global distribution of air cooled gasoline engines manufactured by MHI in Japan under Briggs & Stratton's Vanguard™ brand.

Power Products

General

Power Products segment's (Power Products) principal product lines include portable and standby generators, pressure washers, snow throwers and lawn and garden powered equipment. Power Products sells its products through multiple channels of retail distribution, including consumer home centers, warehouse clubs, mass merchants and independent dealers. Power Products product lines are marketed under various brands including Briggs & Stratton, Brute, Craftsman®, Ferris, John Deere®, GE®, Murray, Simplicity, Snapper, Victa and Troy-Bilt®.

Power Products has a network of independent dealers worldwide for the sale and service of snow throwers, standby generators and lawn and garden powered equipment.

To support its international business, Power Products has leveraged the existing Briggs & Stratton worldwide distribution network.

Customers

Historically, Power Products' major customers have been Lowe's, The Home Depot and Sears. Sales to these three customers combined were 33%, 35% and 34% of Power Products segment net sales in fiscal 2010, 2009 and 2008, respectively. Other U.S. customers include Wal-Mart, Deere & Company, Tractor Supply Inc., and a network of independent dealers.

Competition

The principal competitive factors in the power products industry include price, service, product performance, technical innovation and delivery. Power Products has various competitors, depending on the type of equipment. Primary competitors include: Honda (portable generators, pressure washers and lawn and garden equipment), Generac Power Systems, Inc. (portable and standby generators), Alfred Karcher GmbH & Co. (pressure washers), Techtronic Industries (pressure washers and portable generators), Deere & Company (commercial and consumer lawn mowers), MTD (commercial and consumer lawn mowers), The Toro Company (commercial and consumer lawn mowers), Scag Power Equipment, a Division of Metalcraft of Mayville, Inc. (commercial lawn mowers), and HOP (commercial and consumer lawn mowers).

Power Products believes it has a significant share of the North American market for portable generators and consumer pressure washers.

Seasonality of Demand

Power Products' sales are subject to seasonal patterns. Due to seasonal and regional weather factors, sales of pressure washers and lawn and garden powered equipment are typically higher during the fiscal third and fourth quarters than at other times of the year. Sales of portable generators and snow throwers are typically higher during the first and second fiscal quarters.

Manufacturing

Power Products' manufacturing facilities are located in Auburn, Alabama; McDonough, Georgia; Munnsville, New York; Newbern, Tennessee; Wauwatosa, Wisconsin; and Sydney, Australia. Power Products also purchases certain powered equipment under contract manufacturing agreements.

As previously disclosed, Power Products ceased operations at the Port Washington, Wisconsin facility during the second quarter of fiscal 2009 and moved production to the McDonough, Georgia; Newbern, Tennessee and Munnsville, New York facilities.

In July 2009, the Company announced plans to close its Jefferson and Watertown, Wisconsin facilities. This production was consolidated during fiscal 2010 into the existing Auburn, Alabama; McDonough, Georgia and Wauwatosa, Wisconsin facilities.

Power Products manufactures core components for its products, where such integration improves operating profitability by providing lower costs.

Power Products purchases engines from its parent, Briggs & Stratton, as well as from Honda, Kawasaki and Kohler. Power Products has not experienced any difficulty obtaining necessary engines or other purchased components.

Power Products assembles products for the international markets at its U.S. and Australian locations and through contract manufacturing agreements with other OEMs.

Consolidated

General Information

Briggs & Stratton holds patents on features incorporated in its products; however, the success of Briggs & Stratton's business is not considered to be primarily dependent upon patent protection. The Company owns several trademarks which it believes significantly affect a consumer's choice of outdoor powered equipment and therefore create value. Licenses, franchises and concessions are not a material factor in Briggs & Stratton's business.

For the fiscal years ended June 27, 2010, June 28, 2009 and June 29, 2008, Briggs & Stratton spent approximately $22.3 million, $23.0 million and $26.5 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

The average number of persons employed by Briggs & Stratton during fiscal 2010 was 6,545. Employment ranged from a low of 6,362 in June 2010 to a high of 6,742 in November 2009.

Export Sales

Export sales for fiscal 2010, 2009 and 2008 were $396.7 million (20% of net sales), $399.6 million (19% of net sales) and $469.9 million (22% of net sales), respectively. These sales were principally to customers in European countries. Refer to Note 7 of the Notes to Consolidated Financial Statements for financial information about geographic areas. Also, refer to Item 7A of this Form 10-K and Note 14 of the Notes to Consolidated Financial Statements for information about Briggs & Stratton's foreign exchange risk management.

ITEM 1A. RISK FACTORS

In addition to the risks referred to elsewhere in this Annual Report on Form 10-K, the following risks, among others, may have affected, and in the future could affect, the Company and its subsidiaries' business, financial condition or results of operations. Additional risks not discussed or not presently known to the Company or that the Company currently deems insignificant may also impact its business and stock price.

Demand for products fluctuates significantly due to seasonality. In addition, changes in the weather and consumer confidence impact demand.

Sales of our products are subject to seasonal and consumer buying patterns. Consumer demand in our markets can be reduced by unfavorable weather and weak consumer confidence. Although we manufacture throughout the year, our sales are concentrated in the second half of our fiscal year. This operating method requires us to anticipate demand of our customers many months in advance. If we overestimate or underestimate demand during a given year, we may not be able to adjust our production quickly enough to avoid excess or insufficient inventories, and that may in turn limit our ability to maximize our potential sales or maintain optimum working capital levels.

We have only a limited ability to pass through cost increases in our raw materials to our customers during the year.

We generally enter into annual purchasing plans with our largest customers, so our ability to raise our prices during a particular year to reflect increased raw materials costs is limited.

A significant portion of our net sales comes from major customers and the loss of any of these customers would negatively impact our financial results.

In fiscal 2010, our three largest customers accounted for 37% of our consolidated net sales. The loss of a significant portion of the business of one or more of these key customers would significantly impact our net sales and profitability.

Changes in environmental or other laws could require extensive changes in our operations or to our products.

Our operations and products are subject to a variety of foreign, federal, state and local laws and regulations governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials and health and safety matters. Additional engine emission regulations were phased in through 2008 by the State of California, and will be phased in between 2009 and 2012 by the U.S. Environmental Protection Agency. We do not expect these changes to have a material adverse effect on us, but we cannot be certain that these or other proposed changes in applicable laws or regulations will not adversely affect our business or financial condition in the future.

Foreign economic conditions and currency rate fluctuations can reduce our sales.

In fiscal 2010, we derived approximately 25% of our consolidated net sales from international markets, primarily Europe. Weak economic conditions in Europe could reduce our sales and currency fluctuations could adversely affect our sales or profit levels in U.S. dollar terms.

Actions of our competitors could reduce our sales or profits.

Our markets are highly competitive and we have a number of significant competitors in each market. Competitors may reduce their costs, lower their prices or introduce innovative products that could adversely affect our sales or profits. In addition, our competitors may focus on reducing our market share to improve their results.

Disruptions caused by labor disputes or organized labor activities could harm our business.

Currently, 10% of our workforce is represented by labor unions. In addition, we may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

As of August 1, 2010, a collective bargaining agreement between our Company and one of our unions covering approximately 430 jobs in the Milwaukee, Wisconsin area expired. These employees continue working without a contract while negotiations with the union continue. Although we believe a work stoppage is unlikely, we have contingency plans in place including higher levels of component inventories. However, prolonged work stoppages could have an adverse impact on our operating results or financial position.

Our level of debt and our ability to obtain debt financing could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our level of debt and the limitations imposed on us by the indenture for the notes and our other credit agreements could have important consequences, including the following:

- we will have to use a portion of our cash flow from operations for debt service rather than for our operations;
- we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;
- some or all of the debt under our current or future revolving credit facilities will be at a variable interest rate, making us more vulnerable to increases in interest rates;
- we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- we may be more vulnerable to general adverse economic and industry conditions; and
- we may be disadvantaged compared to competitors with less leverage.

The terms of the indenture for the senior notes do not fully prohibit us from incurring substantial additional debt in the future and our revolving credit facilities permit additional borrowings, subject to certain conditions. As incremental debt is added to our current debt levels, the related risks we now face could intensify.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the outstanding 8.875% senior notes that are due in March 2011, the credit facilities and other debt primarily from our operations or by refinancing part of our existing debt. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that the money we earn will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us. In addition, the terms of existing or future debt agreements, including the revolving credit facilities and our indentures, may restrict us from adopting certain of these alternatives.

We are restricted by the terms of the outstanding senior notes and our other debt, which could adversely affect us.

The indenture relating to the senior notes and our revolving credit agreement include a number of financial and operating restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants include, among other things, restrictions on our ability to:

- pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments;
- incur indebtedness or issue preferred shares;
- create liens;
- make loans or investments;
- enter into sale and leaseback transactions;
- agree to payment restrictions affecting our restricted subsidiaries;
- consolidate or merge with other entities, sell or lease all or substantially all of our assets;
- enter into transactions with affiliates; and
- dispose of assets or the proceeds of sales of our assets.

In addition, our revolving credit facility contains financial covenants that, among other things, require us to maintain a minimum interest coverage ratio and impose a maximum leverage ratio.

Our failure to comply with the restrictive covenants described above could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. Non-cash charges, including goodwill impairment, could impact our convenant compliance. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

Current worldwide economic conditions may adversely affect our industry, business and results of operations.

General worldwide economic conditions have experienced a downturn due to the sequential effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they may cause U.S. and foreign OEMs and consumers to slow spending on our products. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the specific end markets we serve. If the consumer and commercial lawn and garden markets significantly deteriorate due to these economic effects, our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, our

stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide economic downturn.

As of June 27, 2010, goodwill was 15% of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over its implied fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have an adverse impact upon the market price of our common stock. Adverse economic conditions could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our goodwill may be impaired. If we are required to record a significant charge to earnings in our consolidated financial statements because an impairment of goodwill is determined, our results of operations will be adversely affected.

We are subject to litigation, including product liability and warranty claims, that may adversely affect our business and results of operations.

We are a party to litigation that arises in the normal course of our business operations, including product warranty and liability (strict liability and negligence) claims, contract disputes and environmental, asbestos, employment and other litigation matters. We face an inherent business risk of exposure to product liability and warranty claims in the event that the use of our products is alleged to have resulted in injury or other damage. While we currently maintain general liability and product liability insurance coverage in amounts that we believe are adequate, we cannot be sure that we will be able to maintain this insurance on acceptable terms or that this insurance will provide sufficient coverage against potential liabilities that may arise. Any claims brought against us, with or without merit, may have an adverse effect on our business and results of operations as a result of potential adverse outcomes, the expenses associated with defending such claims, the diversion of our management's resources and time and the potential adverse effect to our business reputation.

We have a defined benefit pension plan and future legislation or regulations intended to reform the funding and reporting of pension benefit plans could adversely affect our operating results and cash flows, as could changes in market conditions that impact the assumptions we use to measure our liabilities under these plans.

Legislators and agencies of the U.S. government have proposed legislation and regulations to amend, restrict or eliminate various features of, and mandate additional funding of, pension benefit plans that could create significant volatility in our operating results. If legislation or new regulations are adopted, we may be required to contribute additional cash to these plans, in excess of our current estimates. Market volatility in interest rates, investment returns and other factors could also adversely affect the funded status of our pension plans and require that we contribute additional cash to these plans.

Our dependence on, and the price of, raw materials may adversely affect our profits.

The principal raw materials used to produce our products are aluminum, copper and steel. We source raw materials on a global or regional basis, and the prices of those raw materials are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw material price increases to our customers, our future profitability may be adversely affected.

We may be adversely affected by health and safety laws and regulations.

We are subject to various laws and regulations relating to the protection of human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with regulations could subject us to future liabilities, fines or penalties or the suspension of production.

The operations and success of our Company can be impacted by natural disasters, terrorism, acts of war, international conflict and political and governmental actions, which could harm our business.

Natural disasters, acts or threats of war or terrorism, international conflicts and the actions taken by the United States and other governments in response to such events could cause damage or disrupt our business operations, our suppliers or our customers, and could create political or economic instability, any of which could have an adverse effect on our business. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, could make it difficult or impossible for us to deliver products or could disrupt our supply chain. We may also be impacted by actions by foreign governments, including currency devaluation, tariffs and nationalization, where our facilities are located, which could disrupt manufacturing and commercial operations.

We are subject to tax laws and regulations in many jurisdictions, and the inability to successfully defend claims from taxing authorities could adversely affect our operating results and financial position.

We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

If we fail to remain current with changes in gasoline engine technology or if the technology becomes less important to customers in our markets due to the impact of alternative fuels, our results would be negatively affected.

Our ability to remain current with changes in gasoline engine technology may significantly affect our business. Any advances in gasoline engine technology, including the impact of alternative fuels, may inhibit our ability to compete with other manufacturers. Our competitors may also be more effective and efficient at integrating new technologies. In addition, developing new manufacturing technologies and capabilities requires a significant investment of capital. There can be no assurance that our products will remain competitive in the future or that we will continue to be able to timely implement innovative manufacturing technologies.

Through our Power Products segment, we compete with certain customers of our Engines segment, thereby creating inherent channel conflict that may impact the actions of engine manufacturers and OEMs with whom we compete.

Through our Power Products segment, we compete with certain customers of our Engines segment. Any further forward integration of our products may strain relationships with OEMs that are significant customers of our Engines segment.

The financial stability of our suppliers and the ability of our suppliers to produce quality materials could adversely affect our ability to obtain timely and cost-effective raw materials.

The loss of certain of our suppliers or interruption of production at certain suppliers from adverse financial conditions, work stoppages, equipment failures or other unfavorable events would adversely affect our ability to obtain raw materials and other inputs used in the manufacturing process. Our cost of purchasing raw materials and other inputs used in the manufacturing process could be higher and could temporarily affect our ability to produce sufficient quantities of its products, which could harm our financial condition, results of operations and competitive position.

We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect the rights of holders of our common stock.

Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors.

Each currently outstanding share of our common stock includes, and each newly issued share of our common stock will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and are exercisable only under limited circumstances. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 20% or more of our outstanding common stock, subject to certain exceptions. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control.

We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

- requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;
- prohibiting some business combinations between an interested shareholder and us for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances;
- limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and
- limiting the voting power of shareholders who own more than 20% of our stock.

Our common stock is subject to substantial price and volume fluctuations.

The market price of shares of our common stock may be volatile. Among the factors that could affect our common stock price are those previously discussed, as well as:

- quarterly fluctuation in our operating income and earnings per share results;
- decline in demand for our products;
- significant strategic actions by our competitors, including new product introductions or technological advances;
- fluctuations in interest rates;
- cost increases in energy, raw materials or labor;
- changes in revenue or earnings estimates or publication of research reports by analysts; and
- domestic and international economic and political factors unrelated to our performance.

In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Briggs & Stratton maintains leased and owned manufacturing, office, warehouse, distribution and testing facilities throughout the world. The Company believes that its owned and leased facilities are adequate to perform its operations in a reasonable manner. As Briggs & Stratton's business is seasonal, additional warehouse space may be leased when inventory levels are at their peak. Facilities in the United States occupy approximately 7.3 million square feet, of which 53% is owned. Facilities outside of the United States occupy approximately 850 thousand square feet, of which 42% is owned. Certain of the Company's facilities are leased through operating and capital lease agreements. See Note 8 to the Consolidated Financial Statements for information on the Company's operating and capital leases.

The following table provides information about each of the Company's facilities (exceeding 25,000 square feet) as of June 27, 2010:

Location	Type of Property	Owned/Leased	Segment
U.S. Locations:			
Auburn, Alabama	Manufacturing and office	Owned and Leased	Engines, Power Products
McDonough, Georgia	Manufacturing, office and warehouse	Owned and Leased	Power Products
Statesboro, Georgia	Manufacturing and office	Owned and Leased	Engines
Murray, Kentucky	Manufacturing and office	Owned and Leased	Engines
Poplar Bluff, Missouri	Manufacturing and office	Owned and Leased	Engines
Reno, Nevada	Warehouse	Leased	Power Products
Munnsville, New York	Manufacturing and office	Owned	Power Products
Sherrill, New York	Warehouse	Leased	Power Products
Lawrenceburg, Tennessee	Office	Leased	Power Products
Dyersburg, Tennessee	Warehouse	Leased	Power Products
Newbern, Tennessee	Manufacturing and office	Leased	Power Products
Grand Prairie, Texas	Warehouse	Leased	Power Products
Brookfield, Wisconsin	Office	Leased	Power Products
Menomonee Falls, Wisconsin	Distribution and office	Leased	Engines
Jefferson, Wisconsin	Manufacturing, office and warehouse	Owned and Leased	Power Products
Wauwatosa, Wisconsin	Manufacturing, office and warehouse	Owned	Engines, Power Products, Corporate
Non-U.S. Locations:			
Melbourne, Australia	Office	Leased	Engines
Sydney, Australia	Manufacturing and office	Leased	Power Products
Mississauga, Canada	Office and warehouse	Leased	Power Products
Chongqing, China	Manufacturing and office	Owned	Engines
Shanghai, China	Office	Leased	Engines
Ostrava, Czech Republic	Manufacturing and office	Owned	Engines
Nijmegen, Netherlands	Distribution and office	Leased	Engines

ITEM 3. LEGAL PROCEEDINGS

Briggs & Stratton is subject to various unresolved legal actions that arise in the normal course of its business. These actions typically relate to product liability (including asbestos-related liability), patent and trademark matters, and disputes with customers, suppliers, distributors and dealers, competitors and employees.

Starting with the first complaint in June 2004, various plaintiff groups filed complaints in state and federal courts across the country against the Company and other engine and lawnmower manufacturers alleging that the horsepower labels on the products they purchased were inaccurate and that the Company conspired with other engine and lawnmower manufacturers to conceal the true horsepower of these engines. In May 2008, a putative nationwide class of plaintiffs pursuing these claims was dismissed without prejudice by Judge Murphy of the United States District Court for the Southern District of Illinois. Since that time plaintiffs filed 66 separate class actions in 49 states across the country seeking to certify 52 separate classes of all persons in each of the 50 states, Puerto Rico and the District of Columbia who purchased a lawnmower containing a gasoline combustion engine up to 30 horsepower from 1994 to the present ("Horsepower Class Actions"). In these Horsepower Class Actions, plaintiffs seek injunctive relief, compensatory and punitive damages, and attorneys' fees. Plaintiffs also filed state and federal antitrust and RICO claims and seek a nationwide class based on these claims.

On September 25, 2008, the Company, along with all other defendants, filed a motion with the Judicial Panel on Multidistrict Litigation seeking to transfer all pending actions to a single federal court for coordinated pretrial proceedings. On December 5, 2008, the Multidistrict Litigation Panel granted the motion and transferred the cases to Judge Adelman of the United States District Court for the Eastern District of Wisconsin (In Re: Lawnmower Engine Horsepower Marketing and Sales Practices Litigation, Case

No. 2:08-md-01999). On January 27, 2009, Judge Adelman entered a stay of all litigation so that the parties could conduct mediation in an effort to resolve all outstanding litigation.

On February 24, 2010, the Company entered into a Stipulation of Settlement ("Settlement") that, if given final court approval, will resolve all of the Horsepower Class Actions. Other parties to the Settlement are Sears, Roebuck and Co., Sears Holdings Corporation, Kmart Holdings Corporation, Deere & Company, Tecumseh Products Company, The Toro Company, Electrolux Home Products, Inc. and Husqvarna Outdoor Products, Inc. (now known as Husqvarna Consumer Outdoor Products, N.A., Inc.) (collectively with the Company referred to below as the "Settling Defendants"). All other defendants settled all claims separately. As part of the Settlement, the Company denies any and all liability and seeks resolution to avoid further protracted and expensive litigation. If finally approved, the Settlement resolves all horsepower-labeling claims brought by all persons or entities in the United States who, beginning January 1, 1994 through the date notice of the Settlement is first given, purchased, for use and not for resale, a lawn mower containing a gas combustible engine up to 30 horsepower provided that either the lawn mower or the engine of the lawn mower was manufactured or sold by a Defendant.

As part of the Settlement, the Settling Defendants as a group agreed to pay an aggregate amount of $51 million. However, the monetary contribution of the each of the Settling Defendants is confidential. In addition, the Company, along with the other Settling Defendants, agreed to injunctive relief regarding their future horsepower labeling, as well as procedures that will allow purchasers of lawnmower engines to seek a one-year extended warranty free of charge.

On February 26, 2010, Judge Adelman preliminarily approved the Settlement, certified a settlement class, appointed settlement class counsel, and stayed all proceedings against all the Settling Defendants. On March 11, 2010, Judge Adelman entered an order approving a notice plan for the Settlement, and set an approval hearing to determine the fairness of the Settlement, and whether final judgment should be entered thereon. On June 22, 2010, the Court conducted a hearing on the fairness of the Settlement at which class counsel and the Settling Defendants sought approval of the Settlement. At this hearing numerous class members appeared through counsel and presented objections to the Settlement.

On August 16, 2010 Judge Adelman issued an opinion and order that finally approved the Settlement as well as separate orders that finally approved the settlements of all defendants. Judge Adelman's opinion and order found all settlements to be in good faith and dismissed the claims of all class members with prejudice. On August 23, 2010 several class members filed a Notice of Appeal of Judge Adelman's final approval orders to the United States Court of Appeals for the Seventh Circuit. Under the terms of the Settlement, the balance of settlement funds will not be due, and the one-year warranty extension program will not begin, until after all appeals from Judge Adelman's order finally approving the Settlement are resolved.

As a result of the pending Settlement, the Company recorded a total charge of $30.6 million in the third quarter of fiscal year 2010 representing the total of the Company's monetary portion of the Settlement and the estimated costs of extending the warranty period for one year. The timing of payments required as a result of the Settlement is not yet determined, but is not expected to be within the next twelve months. The amount has been included as a Litigation Settlement expense reducing income from operations on the Consolidated Statement of Earnings.

On March 19, 2010, new plaintiffs filed a complaint in the Ontario Superior Court of Justice in Canada (Robert Foster et al. v. Sears Canada, Inc. et al., Docket No. 766-2010). On May 3, 2010, other plaintiffs filed a complaint in the Montreal Superior Court in Canada (Eric Liverman, et al. v. Deere & Company, et al., Docket No. 500-06-000507-109). Both Canadian complaints contain allegations and seek relief under Canadian law that are similar to the U.S. litigation. The Company is evaluating the complaints and has not yet filed an answer or other responsive pleading to either one. We are unable to estimate any financial exposure we have as a result of this lawsuit. However, given the size of the Canadian market and revisions to the Company's power labeling practices in recent years, it is not likely the litigation would have a material adverse effect on its results of operations, financial position, or cash flows.

On May 14, 2010, the Company notified retirees and certain retirement eligible employees of various changes to the company-sponsored retiree medical plans. The purpose of the amendments was to better align the plans offered to both hourly and salaried retirees. On August 16, 2010, a putative class of retirees who retired prior to August 1, 2006 and the United Steel Workers filed a complaint in the Eastern District of Wisconsin (Merrill, Weber, Carpenter, et al.; United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO/CLC v. Briggs & Stratton

Corporation; Group Insurance Plan of Briggs & Stratton Corporation; and Does 1 through 20, Docket No. 10-C-0700), contesting the Company's right to make these changes. In addition to a request for class certification, the complaint seeks an injunction preventing the alleged unilateral termination or reduction in insurance coverage to the class of retirees, a permanent injunction preventing defendants from ever making changes to the retirees' insurance coverage, restitution with interest (if applicable) and attorneys' fees and costs. The Company is currently evaluating the complaint and believes the changes are within its rights. However, at this early stage, no determination can be made as to the likely outcome of this matter.

Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes the unresolved legal actions will not have a material adverse effect on its financial position.

ITEM 4. (REMOVED AND RESERVED)

Not applicable.

Executive Officers of the Registrant

Name, Age, Position	Business Experience for Past Five Years
TODD J. TESKE, 45 President and Chief Executive Officer (1)(2)	Mr. Teske was elected to his current position effective January 2010 after serving as President and Chief Operating Officer since September 2008. He previously served as Executive Vice President and Chief Operating Officer since September 2005. He previously served as Senior Vice President and President – Briggs & Stratton Power Products Group, LLC from September 2003 to August 2005. Mr. Teske also serves as a director of Badger Meter, Inc.
JAMES E. BRENN, 62 Senior Vice President	Mr. Brenn was elected to his current position effective June 28, 2010. Previously he served as Senior Vice President and Chief Financial Officer from 1988 to 2010, after serving as Vice President and Controller since November 1988.
RANDALL R. CARPENTER, 53 Vice President – Marketing	Mr. Carpenter was elected to his current position effective September 2009. He served as Vice President – Marketing since May 2007. He was previously Vice President Marketing and Product Development for Royal Appliance Manufacturing from 2005 to 2007. He was an Independent Marketing Consultant from 2004 to 2005.
DAVID G. DEBAETS, 47 Vice President – North American Operations (Engine Power Products Group)	Mr. DeBaets was elected to his current position effective September 2007. He has served as Vice President and General Manager – Large Engine Division since April 2000.
ROBERT F. HEATH, 62 Vice President, General Counsel and Secretary	Mr. Heath was elected to his current position in February 2010. He previously was elected as Secretary January 2002. He has served as Vice President and General Counsel since January 2001.
HAROLD L. REDMAN, 45 Senior Vice President and President – Home Power Products Group	Mr. Redman was elected to his current position effective September 2009 after serving as Vice President and President – Home Power Products Group since May 2006. He also served as Senior Vice President – Sales & Marketing – Simplicity Manufacturing, Inc. since July 1995.
WILLIAM H. REITMAN, 54 Senior Vice President – Sales & Customer Support	Mr. Reitman was elected to his current position effective September 2007, after serving as Senior Vice President – Sales & Marketing since May 2006, and Vice President – Sales & Marketing since October 2004. He also served as Vice President – Marketing since November 1995.
DAVID J. RODGERS, 39 Senior Vice President and Chief Financial Officer	Mr. Rodgers was elected as Senior Vice President and Chief Financial Officer effective June 28, 2010 after serving as Vice President – Finance since February 2010. He was elected an executive officer in September 2007 and served as Controller from December 2006 to February 2010. He was previously employed by Roundy's Supermarkets, Inc. as Vice President – Corporate Controller from September 2005 to November 2006 and Vice President – Retail Controller from May 2003 to August 2005.
THOMAS R. SAVAGE, 62 Senior Vice President – Administration	Mr. Savage was elected to his current position effective July 1997.

VINCENT R. SHIELY, 50 Senior Vice President and President – Yard Power Products Group (3)	Mr. Shiely was elected to his current position effective May 2006, after serving as Vice President and President - Home Power Products Group since September 2005. He also served as Vice President and General Manager - Home Power Products Division October 2004 to September 2005. He previously served as Vice President and General Manager - Engine Products Group since September 2002.
CARITA R. TWINEM, 55 Treasurer	Ms. Twinem was elected to her current position in February 2000. In addition, Ms. Twinem is Tax Director and has served in this position since July 1994.
JOSEPH C. WRIGHT, 51 Senior Vice President and President – Engine Power Products Group	Mr. Wright was elected to his current position in May 2006 after serving as Vice President and President - Yard Power Products Group since September 2005. He also served as Vice President and General Manager - Lawn and Garden Division from September 2004 to September 2005. He was elected an executive officer effective September 2002.

(1) Officer is also a Director of Briggs & Stratton.
(2) Member of the Board of Directors Executive Committee.
(3) Vincent R. Shiely is the brother of John S. Shiely. John S. Shiely currently serves as a Director and Chairman of the Board.

Officers are elected annually and serve until they resign, die, are removed, or a different person is appointed to the office.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Briggs & Stratton common stock and its common share purchase rights are traded on the NYSE under the symbol "BGG". Information required by this Item is incorporated by reference from the "Quarterly Financial Data, Dividend and Market Information" (unaudited), included in Item 8 of this report.

Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Briggs & Stratton did not make any purchases of equity securities registered by the Company pursuant to Section 12 of the Exchange Act during the fourth quarter of fiscal 2010.

Five-year Stock Performance Graph

The chart below is a comparison of the cumulative return over the last five fiscal years had $100 been invested at the close of business on June 30, 2005 in each of Briggs & Stratton common stock, the Standard & Poor's (S&P) Smallcap 600 Index and the S&P Machinery Index.

FIVE YEAR CUMULATIVE TOTAL RETURN COMPARISON*
Briggs & Stratton versus Published Indices



	6/05	6/06	6/07	6/08	6/09	6/10
■ Briggs & Stratton	100.00	92.14	96.33	40.43	45.03	58.80
▲ S&P Smallcap 600	100.00	113.92	132.20	112.80	84.25	104.16
● S&P Machinery (diversified)	100.00	120.48	148.92	137.48	96.21	122.41

* Total return calculation is based on compounded monthly returns with reinvested dividends.

ITEM 6. SELECTED FINANCIAL DATA

Fiscal Year	2010	2009	2008	2007	2006
(dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS (1)					
NET SALES	**$2,027,872**	$2,092,189	$2,151,393	$2,156,833	$2,539,671
GROSS PROFIT	**379,935**	333,679	307,316	295,198	495,345
PROVISION (CREDIT) FOR INCOME TAXES	**12,458**	8,437	7,009	(3,399)	52,533
NET INCOME	**36,615**	31,972	22,600	6,701	105,981
EARNINGS PER SHARE OF COMMON STOCK:					
Basic Earnings	**0.73**	0.64	0.46	0.13	2.06
Diluted Earnings	**0.73**	0.64	0.46	0.13	2.05
PER SHARE OF COMMON STOCK:					
Cash Dividends	**.44**	.77	.88	.88	.88
Shareholders' Investment	**$ 13.10**	$ 14.01	$ 16.90	$ 16.94	$ 20.47
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,668**	49,572	49,549	49,715	51,479
DILUTED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**50,064**	49,725	49,652	49,827	51,594
OTHER DATA (1)					
SHAREHOLDERS' INVESTMENT	**$ 650,577**	$ 694,684	$ 837,523	$ 838,454	$1,045,492
LONG-TERM DEBT	**-**	281,104	365,555	384,048	383,324
CAPITAL LEASES	**1,041**	1,807	1,677	2,379	1,385
TOTAL ASSETS	**1,690,057**	1,619,023	1,833,294	1,884,468	2,049,436
PLANT AND EQUIPMENT	**979,898**	991,682	1,012,987	1,006,402	1,008,164
PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	**337,763**	360,175	391,833	388,318	430,288
PROVISION FOR DEPRECIATION	**62,999**	63,981	65,133	70,379	72,734
EXPENDITURES FOR PLANT AND EQUIPMENT	**44,443**	43,027	65,513	68,000	69,518
WORKING CAPITAL (2)	**$ 342,132**	$ 561,431	$ 644,935	$ 519,023	$ 680,606
Current Ratio	**1.6 to 1**	2.9 to 1	2.9 to 1	2.1 to 1	3.0 to 1
NUMBER OF EMPLOYEES AT YEAR-END	**6,362**	6,847	7,145	7,260	8,701
NUMBER OF SHAREHOLDERS AT YEAR-END	**3,453**	3,509	3,545	3,693	3,874
QUOTED MARKET PRICE:					
High	**$ 24.26**	$ 21.51	$ 33.40	$ 33.07	$ 40.38
Low	**$ 12.89**	$ 11.13	$ 12.80	$ 24.29	$ 30.01

(1) The amounts include the acquisitions of Victa Lawncare Pty. Limited since June 30, 2008.

(2) Included in working capital as of June 27, 2010 is a Current Maturity of Long-Term Debt of $203,460.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

FISCAL 2010 COMPARED TO FISCAL 2009

Net Sales

Fiscal 2010 consolidated net sales were approximately $2.03 billion, a decrease of $64.3 million compared to the previous year. This decrease is primarily attributable to reduced generator shipment volumes due to the absence of landed hurricanes as well as lower average prices for engines.

Engines segment net sales in fiscal 2010 were $1.40 billion compared to $1.41 billion in fiscal 2009, a decrease of $7.4 million or 0.5%. Total engine volumes for the year were essentially flat as an increase in engines used in lawn and garden applications was offset by reduced demand for engines for portable generators due to no landed hurricane activity. Lower average prices during the year were effectively offset by a favorable mix of higher priced engines shipped for use on riding equipment and a slightly favorable foreign currency impact.

Power Products segment net sales in fiscal 2010 were $814.3 million compared to $892.9 million in fiscal 2009, a $78.6 million decrease or 8.8%. The net sales decrease for the year was the result of decreased portable generator sales volume due to the absence of any landed hurricanes in fiscal 2010 partially offset by higher volumes of other power products.

Gross Profit

Consolidated gross profit was $379.9 million in fiscal 2010 compared to $333.7 million in fiscal 2009, an increase of $46.3 million or 13.9%. In fiscal 2009 a $5.8 million pretax ($3.5 million after tax) expense was recorded associated with the closing of the Jefferson and Watertown, WI manufacturing facilities. After considering the impact of the closure of the Jefferson and Watertown, WI facilities, consolidated gross profit increased due to reduced manufacturing costs, lower commodity costs and planned manufacturing cost savings.

Engines segment gross profit increased to $308.5 million in fiscal 2010 from $266.3 million in fiscal 2009, an increase of $42.2 million. Engines segment gross profit margins increased to 21.9% in fiscal 2010 from 18.8% in fiscal 2009. The gross profit increase year over year was the result of lower manufacturing costs, lower commodity costs, a favorable mix of product shipped that reflected higher priced units and improved productivity, offset by lower average sales prices.

The Power Products segment gross profit increased to $79.5 million in fiscal 2010 from $67.5 million in fiscal 2009, an increase of $12.0 million. The Power Products segment gross profit margins increased to 9.8% in fiscal 2010 from 7.6% in fiscal 2009. Included in the Power Products segment gross profit was a $4.6 million impairment expense recorded in fiscal 2009 associated with the closing of the Jefferson, WI manufacturing facility. In addition to the Jefferson closure, the gross profit increase primarily resulted from lower manufacturing costs, primarily related to lower commodity costs and planned cost savings initiatives. The improvements were partially offset by lower sales and production volumes primarily related to the significantly lower portable generator production and shipments in fiscal 2010.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased to $280.2 million in fiscal 2010 from $265.3 million in fiscal 2009, an increase of $14.9 million. Engineering, selling, general and administrative costs as a percent of sales increased to 13.8% in fiscal 2010 from 12.7% in fiscal 2009.

The increase in engineering, selling, general and administrative expenses was primarily due to increased salaries and fringes of $20.7 million. Offsetting these increases were reduced marketing expenses of $6.5 million.

Litigation Settlement

On February 24, 2010, the Company entered into a Stipulation of Settlement ("Settlement") that, if given final court approval, will resolve over 65 class-action lawsuits that have been filed against Briggs & Stratton and other engine and lawnmower manufacturers alleging, among other things, misleading power labeling on its lawnmower engines. Other parties to the Settlement are Sears, Roebuck and Co., Sears Holdings Corporation, Kmart Holdings Corporation, Deere & Company, Tecumseh Products Company, The Toro Company, Electrolux

Home Products, Inc. and Husqvarna Outdoor Products, Inc. (now known as Husqvarna Consumer Outdoor Products, N.A., Inc.) (collectively with the Company referred to below as the "Settling Defendants"). All other defendants settled all claims separately. As part of the Settlement, the Company denies any and all liability and seeks resolution to avoid further protracted and expensive litigation. If finally approved, the Settlement resolves all horsepower-labeling claims brought by all persons or entities in the United States who, beginning January 1, 1994 through the date notice of the Settlement is first given, purchased, for use and not for resale, a lawn mower containing a gas combustible engine up to 30 horsepower provided that either the lawn mower or the engine of the lawn mower was manufactured or sold by a Defendant.

As part of the Settlement, the Settling Defendants as a group agreed to pay an aggregate amount of $51 million. However, the monetary contribution of the each of the Settling Defendants is confidential. In addition, the Company, along with the other Settling Defendants, agreed to injunctive relief regarding their future horsepower labeling, as well as procedures that will allow purchasers of lawnmower engines to seek a one-year extended warranty free of charge.

On February 26, 2010, Judge Adelman preliminarily approved the Settlement, certified a settlement class, appointed settlement class counsel, and stayed all proceedings against all the Settling Defendants. On March 11, 2010, Judge Adelman entered an order approving a notice plan for the Settlement, and set an approval hearing to determine the fairness of the Settlement, and whether final judgment should be entered thereon. On June 22, 2010, the Court conducted a hearing on the fairness of the Settlement at which class counsel and the Settling Defendants sought approval of the Settlement. At this hearing numerous class members appeared through counsel and presented objections to the Settlement.

On August 16, 2010 Judge Adelman issued an opinion and order that finally approved the Settlement as well as separate orders that finally approved the settlements of all defendants. Judge Adelman's opinion and order found all settlements to be in good faith and dismissed the claims of all class members with prejudice. On August 23, 2010 several class members filed a Notice of Appeal of Judge Adelman's final approval orders to the United States Court of Appeals for the Seventh Circuit. Under the terms of the Settlement, the balance of settlement funds will not be due, and the one-year warranty extension program will not begin, until after all appeals from Judge Adelman's order finally approving the Settlement are resolved.

As a result of the pending Settlement, the Company recorded a total charge of $30.6 million in the third quarter of fiscal year 2010 representing the total of the Company's monetary portion of the Settlement and the estimated costs of extending the warranty period for one year. The amount has been included as a Litigation Settlement expense reducing income from operations on the Statement of Earnings.

Interest Expense

Interest expense decreased $4.7 million in fiscal 2010 compared to fiscal 2009. The decrease is attributable to lower average borrowings between years for working capital requirements, offset by premiums paid on repurchases of outstanding senior notes.

Other Income

Other income increased $3.2 million in fiscal 2010 as compared to fiscal 2009. This increase is primarily due to a $2.6 million increase in equity in earnings from unconsolidated affiliates.

Provision for Income Taxes

The effective tax rate was 25.4% for fiscal year 2010 and 20.9% for fiscal year 2009. The fiscal 2010 effective tax rate is less than the statutory 35% rate primarily due to the Company's ability to exclude from taxable income a portion of the distributions received from investments and from the resolution of prior period tax matters. The fiscal 2009 effective tax rate was reduced due to the Company's ability to exclude from taxable income a portion of the distributions received from investments, from the resolution of prior period tax matters and increased foreign tax credits.

FISCAL 2009 COMPARED TO FISCAL 2008

Net Sales

Fiscal 2009 consolidated net sales were approximately $2.09 billion, a decrease of $59.2 million compared to the previous year. This decrease is attributable to the net effect of reduced shipment volumes, primarily related to lawn and garden equipment in the Power Products segment, unfavorable currency exchange rates, primarily the

Euro, and a mix of shipments reflecting lower priced units. Partially offsetting the consolidated net sales decrease were sales of $39.5 million included in the results for the first time this year from the June 30, 2008 acquisition of Victa Lawncare Pty. Ltd., increased portable generator sales volume due to weather events and pricing improvements on certain products.

Engines segment net sales were $1.41 billion compared to $1.46 billion in the prior year, a decrease of $45.8 million or 3%. This decrease is primarily the result of product shipment mix reflecting lower priced units, a small decrease in engine shipments and unfavorable currency exchange rates. Softer demand for engines for powered lawn and garden equipment was offset by the improvement in demand for engines for portable generators.

Power Products segment net sales were $892.9 million in fiscal 2009 compared to $870.4 million in fiscal 2008, an increase of $22.5 million or 3%. This increase was the result of improved pricing on certain products and favorable mix improvements, the addition of $39.5 million from the Victa Lawncare Pty. Ltd. acquisition and a 58% increase in portable generator sales volume due to weather events. Offsetting these improvements was a 45% volume decline in our shipment of premium lawn and garden equipment that was comparable to the overall industry decline.

Gross Profit

Consolidated gross profit was $333.7 million in fiscal 2009 compared to $307.3 million in fiscal 2008, an increase of $26.4 million or 9%. In fiscal 2009 a $5.8 million pretax ($3.5 million after tax) expense was recorded associated with the closing of the Jefferson and Watertown, WI manufacturing facilities. In fiscal 2008, the Company recorded a $13.3 million pretax ($8.1 million after tax) gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility and a $19.8 million pretax ($13.5 million after tax) expense from a snow engine recall. In addition to the above items, consolidated gross profit increased primarily from enhanced pricing, lower spending and improved productivity, that was partially offset by the impact of unfavorable currency exchange rates, higher commodity costs and a mix of shipments reflecting lower margined product.

Engines segment gross profit decreased to $266.3 million in fiscal 2009 from $271.0 million in fiscal 2008, a decrease of $4.7 million. Engines segment gross profit margins increased to 18.8% in fiscal 2009 from 18.6% in fiscal 2008. As mentioned above, a $19.8 million expense was recorded in fiscal 2008 from a snow engine recall. In addition to the snow engine recall, the gross profit decrease year over year primarily resulted from $27.3 million in less favorable Euro exchange rates and higher commodity costs, partially offset by improved productivity.

The Power Products segment gross profit increased to $67.5 million in fiscal 2009 from $39.4 million in fiscal 2008, an increase of $28.1 million. The Power Products segment gross profit margins increased to 7.6% in fiscal 2009 from 4.5% in fiscal 2008. A $4.6 million expense was recorded in fiscal 2009 associated with the closing of the Jefferson and Watertown, WI manufacturing facilities and a $13.3 million gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility was recorded in fiscal 2008. In addition to the above items, the gross profit increase primarily resulted from pricing improvements, a more favorable product mix and $9.4 million related to lower spending and improved productivity, which were partially offset by increased commodity costs and a 12% decline in sales volumes.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs decreased to $265.3 million in fiscal 2009 from $281.0 million in fiscal 2008, a decrease of $15.7 million. Engineering, selling, general and administrative costs as a percent of sales decreased to 12.7% in fiscal 2009 from 13.1% in fiscal 2008.

The decrease in engineering, selling, general and administrative expenses was primarily due to planned decreases in advertising and professional services of $14.8 million and $5.5 million, respectively, offset by an additional $7.3 million related to the Victa Lawncare Pty. Ltd. acquisition.

Interest Expense

Interest expense decreased $7.0 million in fiscal 2009 compared to fiscal 2008. The decrease is attributable to lower average borrowings between years for working capital requirements and lower average interest rates.

Other Income

Other income decreased $38.2 million in fiscal 2009 as compared to fiscal 2008. This decrease is primarily due to the $8.6 million gain on the redemption of preferred stock and $28.3 million of dividends received on this stock in 2008.

Provision for Income Taxes

The effective tax rate was 20.9% for fiscal year 2009 and 23.7% for fiscal 2008. The fiscal 2009 effective tax rate is less than the statutory 35% rate primarily due to the Company's ability to exclude from taxable income a portion of the distributions received from investments from the resolution of prior year tax matters and increased foreign tax credits. In 2008, the effective rate was reduced due to the Company's ability to exclude a portion of distributions received from investments and the research credit.

Liquidity and Capital Resources

FISCAL YEARS 2010, 2009 AND 2008

Cash flows from operating activities were $244 million, $172 million and $61 million in fiscal 2010, 2009 and 2008, respectively.

The fiscal 2010 cash flows from operating activities were $71 million greater than the prior year. This increase is due to higher cash operating earnings and $58 million less of working capital requirements between years.

The fiscal 2009 cash flows from operating activities were $111 million greater than the prior year. This increase is due to higher cash operating earnings and $50 million less of working capital requirements between years.

Cash used by investing activities was $44 million in fiscal 2010. Cash used by investing activities was $64 million in fiscal 2009. Cash provided by investing activities was $0.7 million in fiscal 2008. These cash flows include capital expenditures of $44 million, $43 million and $66 million in fiscal 2010, 2009 and 2008, respectively. The capital expenditures relate primarily to reinvestment in equipment, capacity additions and new products. In addition, the Power Products segment added lawn and garden product capacity with a new plant in Newbern, Tennessee that accounted for $14 million of capital expenditures in fiscal 2008. This plant began production in the second quarter of fiscal 2008.

In fiscal 2009, net cash of $24.8 million was used for the Victa Lawncare Pty. Ltd. acquisition. In fiscal 2008, the Company received $66 million in proceeds on the sale of an investment in preferred stock including the final dividends paid on this preferred stock.

Briggs & Stratton used cash of $99 million, $123 million and $63 million in financing activities in fiscal 2010, 2009 and 2008, respectively. The Company reduced its outstanding debt by $78 million, $85 million and $19 million in fiscal 2010, 2009 and 2008, respectively. The Company paid common stock dividends of $22 million, $38 million and $44 million in fiscal 2010, 2009 and 2008, respectively. The quarterly dividend was reduced during the fourth quarter of fiscal 2009 by 50%, to $0.11 per share from the $0.22 per share paid in the past several quarters, to preserve cash in light of the continuing uncertainty in the credit markets.

Future Liquidity and Capital Resources

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Company used proceeds from the Revolver to pay off the remaining amounts outstanding under the Company's variable rate term notes issued in February 2005 with various financial institutions, retire the 7.25% senior notes that were due in September 2007 and fund seasonal working capital requirements and other financing needs. The Revolver has a term of five years and all outstanding borrowings on the Revolver are due and payable on July 12, 2012. As of June 27, 2010, there were no borrowings on the Revolver.

The 8.875% Senior Notes that are due in March 2011 have been classified as Current Maturity on Long-Term Debt in the Consolidated Balance Sheet as of the end of fiscal 2010. The Company believes it will be able to replace these borrowings with new financing at or prior to the maturity date of the Senior Notes. In the unlikely event the Company is unable to replace these borrowings with new financing upon the maturity of the Senior Notes, we believe that the availability within our existing Revolver will be sufficient to pay off the outstanding Senior Notes.

In April 2009, the Board of Directors of the Company declared a quarterly dividend of eleven cents ($0.11) per share on the common stock of the Company, which was payable June 26, 2009 to shareholders of record at the close of business June 1, 2009. This quarterly dividend was reduced 50% from the prior quarter's level. The reduced dividend is more comparable with the Company's historical payout ratio of 50% of net income and dividend yield of 3.5%. In addition, a reduced dividend preserves cash in light of the continuing uncertainty in the credit markets. This action, along with other cash preserving initiatives, should reduce the Company's need for additional borrowings for working capital in the near to medium term future.

Briggs & Stratton expects capital expenditures to be approximately $60 to $65 million in fiscal 2011. These anticipated expenditures reflect our plans to continue to reinvest in efficient equipment and innovative new products.

The Company is not required to make any contributions to the qualified pension plan during fiscal 2011, but may be required to make contributions in future years depending upon the actual return on plan assets and the funded status of the plan in future periods.

Management believes that available cash, cash generated from operations, existing lines of credit and access to debt markets will be adequate to fund Briggs & Stratton's capital requirements for the foreseeable future.

Financial Strategy

Management believes that the value of Briggs & Stratton is enhanced if the capital invested in operations yields a cash return that is greater than the cost of capital. Consequently, management's first priority is to reinvest capital into physical assets and products that maintain or grow the global cost leadership and market positions that Briggs & Stratton has achieved, and drive the economic value of the Company. Management's next financial objective is to identify strategic acquisitions or alliances that enhance revenues and provide a superior economic return. Finally, management believes that when capital cannot be invested for returns greater than the cost of capital, we should return capital to the capital providers through dividends and/or share repurchases.

Off-Balance Sheet Arrangements

Briggs & Stratton has no off-balance sheet arrangements or significant guarantees to third parties not fully recorded in our Balance Sheets or fully disclosed in our Notes to Consolidated Financial Statements. Briggs & Stratton's significant contractual obligations include our debt agreements and certain employee benefit plans.

Briggs & Stratton is subject to financial and operating restrictions in addition to certain financial covenants under its domestic debt agreements. As is fully disclosed in Note 9 of the Notes to Consolidated Financial Statements, these restrictions could limit our ability to: pay dividends; incur further indebtedness; create liens; enter into sale and/or leaseback transactions; consolidate or merge with other entities, sell or lease all or substantially all of our assets; and dispose of assets or the proceeds of our assets. We believe we will remain in compliance with these covenants in fiscal 2011. Briggs & Stratton has obligations concerning certain employee benefits including its pension plans, postretirement benefit obligations and deferred compensation arrangements. All of these obligations are recorded on our Balance Sheets and disclosed more fully in the Notes to Consolidated Financial Statements.

Contractual Obligations

A summary of the Company's expected payments for significant contractual obligations as of June 27, 2010 is as follows (in thousands):

	Total	Fiscal 2011	Fiscal 2012-2013	Fiscal 2014-2015	Thereafter
Current Maturities of Long-Term Debt	$ 203,460	$ 203,460	$ -	$ -	$ -
Interest on Current Maturities of Long-Term Debt	12,810	12,810	-	-	-
Capital Leases	1,156	549	607	-	-
Operating Leases	47,475	15,132	18,242	10,125	3,976
Purchase Obligations	68,312	62,890	5,422	-	-
Consulting and Employment Agreements	360	360	-	-	-
Other Liabilities (a)	31,200	-	31,200	-	-
	$ 364,773	$ 295,201	$ 55,471	$ 10,125	$ 3,976

(a) Included an estimate of future expected funding requirements related to our pension and other postretirement benefit plans. Any further funding requirements for pension and other postretirement benefit plans beyond fiscal 2012 cannot be estimated at this time. Because

their future cash outflows are uncertain, liabilities for unrecognized tax benefits and other sundry items are excluded from the table above.

Other Matters

Labor Agreement

Briggs & Stratton has collective bargaining agreements with its unions. These agreements expire at various times ranging from calendar years 2010-2013.

As of August 1, 2010, a collective bargaining agreement between the Company and one of its unions covering approximately 430 jobs in the Milwaukee, Wisconsin area expired. These employees continue working without a contract while negotiations with the Union continue. Although a work stoppage is unlikely, we have contingency plans in place including higher levels of component inventories.

Emissions

The U.S. Environmental Protection Agency (EPA) has developed multiple phases of national emission standards for small air cooled engines. Briggs & Stratton currently has a complete product offering that complies with the EPA's Phase II engine emission standards.

The EPA issued proposed Phase III standards in 2008 to further reduce engine exhaust emissions and to control evaporative emissions from small off-road engines and equipment in which they are used. The Phase III standards are similar to those adopted by the California Air Resources Board (CARB). The Phase III program requires evaporative controls in 2009 and go into full effect in 2011 for Class II engines (225 cubic centimeter displacement and larger) and 2012 for Class I engines (less than 225 cubic centimeter displacement). Briggs & Stratton does not believe the cost of compliance with the new standards will have a material adverse effect on its financial position or results of operations.

CARB's Tier 3 regulation requires additional reductions to engine exhaust emissions and new controls on evaporative emissions from small engines. The Tier 3 regulation was fully phased in during fiscal year 2008. While Briggs & Stratton believes the cost of the regulation may increase engine costs per unit, Briggs & Stratton does not believe the regulation will have a material effect on its financial condition or results of operations. This assessment is based on a number of factors, including revisions the CARB made to its adopted regulation from the proposal published in September 2003 in response to recommendations from Briggs & Stratton and others in the regulated category and intention to pass increased costs associated with the regulation on to consumers.

The European Commission adopted an engine emission Directive regulating exhaust emissions from small air cooled engines. The Directive parallels the Phase I and II regulations adopted by the U.S. EPA. Stage 1 was effective in February 2004 and Stage 2 was phased in between calendar years 2005 and 2007, with some limited extensions available for specific size and type engines until 2010. Briggs & Stratton has a full product line compliant with Stage 2. Briggs & Stratton does not believe the cost of compliance with the Directive will have a material adverse effect on its financial position or results of operations.

Critical Accounting Policies

Briggs & Stratton's critical accounting policies are more fully described in Note 2 and Note 15 of the Notes to Consolidated Financial Statements. As discussed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include a goodwill assessment, estimates as to the recovery of accounts receivable and inventory reserves, and estimates used in the determination of liabilities related to customer rebates, pension obligations, postretirement benefits, warranty, product liability, litigation and taxation.

The carrying amount of goodwill is tested annually and when events or circumstances indicate that impairment may have occurred. The Company performs impairment reviews using a fair value method for its reporting units, which have been determined to be one level below the Company's reportable segments. The reporting units are Engine, Home Power Products and Yard Power Products. The fair value represents the amount at which a

reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. To estimate fair value, the Company periodically retains independent third party valuation experts. Fair value is estimated using a valuation methodology that incorporates two approaches in estimating fair value including the public guideline company method and the discounted cash flow method. The determination of fair value requires significant management assumptions and other factors including estimating future sales growth, selling prices and costs, changes in working capital, investments in property and equipment, recent stock price volatility, and the selection of an appropriate weighted average cost of capital (WACC). The WACC used for the Engine, Home Power Products and Yard Power Products reporting units were 10.8%, 11.4% and 11.4%, respectively. The decrease in the WACC for each of the reporting units in fiscal 2010 versus fiscal 2009 was attributable to lower risk-free interest rates, decreased market equity betas and lower risk premiums due to an overall improvement in the Company's market capitalization. The estimated fair value is then compared with the carrying value of the reporting unit, including the recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by the Company at June 27, 2010 indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill and as such, no impairment existed. Such impairment testing indicated that the estimated fair value of the Yard Power Products reporting unit exceeded its corresponding carrying amount by 11.2%. The estimated fair values of the Engine and Home Power Products reporting units were substantially in excess of their respective carrying values.

Other intangible assets with definite lives continue to be amortized over their estimated useful lives and are subject to impairment testing if events or changes in circumstances indicate that an asset may be impaired. Indefinite lived intangible assets are also subject to impairment testing on at least an annual basis. At June 27, 2010 there was no impairment of intangible assets.

The reserves for customer rebates, warranty, product liability, inventory and doubtful accounts are fact specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions.

The Company's estimate of income taxes payable, deferred income taxes, tax contingencies and the effective tax rate is based on a complex analysis of many factors including interpretations of federal, state and foreign income tax laws, the difference between tax and financial reporting bases of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known. In addition, federal, state and foreign taxing authorities periodically review the Company's estimates and interpretation of income tax laws. Adjustments to the effective income tax rate and recorded tax related assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

The pension benefit obligation and related pension expense or income are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance, which is essential in the current volatile market. Actuarial valuations at June 27, 2010 used a discount rate of 5.30% and an expected rate of return on plan assets of 8.50%. Our discount rate was selected using a methodology that matches plan cash flows with a selection of Moody's Aa or higher rated bonds, resulting in a discount rate that better matches a bond yield curve with comparable cash flows. A 0.25% decrease in the discount rate would decrease annual pension expense by approximately $0.3 million. A 0.25% decrease in the expected return on plan assets would increase our annual pension expense by approximately $2.3 million. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward looking considerations, including inflation assumptions and active management of the plan's invested assets, knowing that our investment performance has been in the top decile compared to other plans. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and related expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant.

The funded status of the Company's pension plan is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees' service adjusted for future potential wage increases. At June 27, 2010 the fair value of plan assets was less than the projected benefit obligation by approximately $277 million.

The Company is not required to make any contributions to the qualified pension plan during fiscal 2011, but may be required to make contributions in future years depending upon the actual return on plan assets and the funded status of the plan in future periods.

The other postretirement benefits obligation and related expense or income are impacted by certain actuarial assumptions, including the health care trend rate. An increase of one percentage point in health care costs would increase the accumulated postretirement benefit obligation by $5.0 million and would increase the service and interest cost by $0.6 million. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $5.0 million and decrease the service and interest cost by $0.5 million.

For pension and postretirement benefits, actuarial gains and losses are accounted for in accordance with GAAP. Refer to Note 15 of the Notes to the Consolidated Financial Statements for additional discussion.

New Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board ("FASB") issued an update that removes the requirement for a SEC filer to disclose a date through which subsequent events have been evaluated. This change removes potential conflicts with SEC requirements. The adoption did not have an impact on the Company's consolidated financial statements.

In August 2009, the FASB issued a clarification on fair value measurements. This clarification provides that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. This clarification was effective in the first reporting period following issuance, and did not have an impact on the Company's financial statements.

In June 2009, the FASB issued new guidance for the hierarchy of accounting standards, which establishes the Accounting Standards Codification TM (Codification) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Under the Codification, all of its content will carry the same level of authority. This statement is effective for the Company beginning with the first quarter of fiscal year 2010. The adoption of this statement did not have an impact on the Company's financial position or results of operations.

In June 2009, the FASB issued new guidance that changes the approach to determining the primary beneficiary of a variable interest entity (VIE) and requires companies to more frequently assess whether they must consolidate VIEs. This new standard is effective for fiscal years beginning after November 15, 2009. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In April 2009, the FASB issued an update that requires disclosure about the fair value of financial instruments whenever summarized financial information for interim periods is issued, and requires disclosure of the fair value of all financial instruments (where practicable) in the body or accompanying notes of interim and annual financial statements. This update was effective for the Company's first quarter of fiscal 2010, with no material impact on the financial statements.

In December 2008, the FASB issued additional guidance on an employer's disclosures regarding plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures required under this guidance are to provide users of financial statements with an understanding of how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and significant concentrations of risk within plan assets. These disclosures around plan assets are required for fiscal years ending after December 15, 2009. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Briggs & Stratton is exposed to market risk from changes in foreign exchange rates, commodity prices and interest rates. To reduce the risk from changes in certain foreign exchange rates and commodity prices, Briggs & Stratton uses financial instruments. Briggs & Stratton does not hold or issue financial instruments for trading purposes.

Foreign Currency

Briggs & Stratton's earnings are affected by fluctuations in the value of the U.S. Dollar against various currencies. Briggs & Stratton purchases components in Euros from third parties and receives Euros for certain products sold to European customers and receives Canadian dollars for certain products sold to Canadian customers. The Yen is used to purchase engines from Briggs & Stratton's joint venture. Briggs & Stratton's foreign subsidiaries' earnings are also influenced by fluctuations of local currencies, including the Australian dollar, against the U.S. dollar as these subsidiaries purchase components and inventory from vendors and the parent in U.S. dollars. Forward foreign exchange contracts are used to partially hedge against the earnings effects of such fluctuations. At June 27, 2010, Briggs & Stratton had the following forward foreign exchange contracts outstanding with the Fair Value Gains shown (in thousands):

Hedge Currency	Notional Value	Fair Market Value	Conversion Currency	(Gain) Loss at Fair Value
Australian Dollar	15,136	$ 12,930	U.S.	$ 78
Canadian Dollar	12,100	$ 11,673	U.S.	$ (15)
Euro	91,609	$ 113,456	U.S.	$ (17,567)
Japanese Yen	650,000	$ 7,294	U.S.	$ (116)

Fluctuations in currency exchange rates may also impact the shareholders' investment in Briggs & Stratton. Amounts invested in Briggs & Stratton's non-U.S. subsidiaries and joint ventures are translated into U.S. dollars at the exchange rates in effect at fiscal year-end. The resulting cumulative translation adjustments are recorded in Shareholders' Investment as Accumulated Other Comprehensive Income. The cumulative translation adjustments component of Shareholders' Investment decreased $5.0 million during the year. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries on June 27, 2010 was approximately $133.7 million.

Commodity Prices

Briggs & Stratton is exposed to fluctuating market prices for commodities, including natural gas, copper and aluminum. The Company has established programs to manage commodity price fluctuations through contracts that fix the price of certain commodities, some of which are financial derivative instruments. The maturities of these contracts coincide with the expected usage of the commodities for periods up to the next twenty-four months.

Interest Rates

Briggs & Stratton is exposed to interest rate fluctuations on its borrowings, depending on general economic conditions.

On June 27, 2010, Briggs & Stratton had the following short-term loan outstanding (in thousands):

Currency	Amount	Weighted Average Interest Rate
U.S. Dollars	$ 3,000	3.77%

This loan has a variable interest rate. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate would increase (decrease) interest expense by $30 thousand.

Current maturities on long-term loans, net of unamortized discount, consisted of the following (in thousands):

Description	Amount	Maturity	Weighted Average Interest Rate
8.875% Senior Notes	$203,460	March 2011	8.875%

The Senior Notes carry fixed rates of interest and are therefore not subject to market fluctuation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Balance Sheets

AS OF JUNE 27, 2010 AND JUNE 28, 2009

(in thousands)

ASSETS	2010	2009
CURRENT ASSETS:		
Cash and Cash Equivalents	**$ 116,554**	$ 15,992
Receivables, Less Reserves of $11,317 and $7,360, Respectively	**286,426**	262,934
Inventories:		
Finished Products and Parts	**278,922**	359,429
Work in Process	**114,483**	109,774
Raw Materials	**6,941**	8,136
Total Inventories	**400,346**	477,339
Deferred Income Tax Asset	**41,138**	51,658
Assets Held for Sale	**4,000**	4,000
Prepaid Expenses and Other Current Assets	**57,179**	48,597
Total Current Assets	**905,643**	860,520
GOODWILL	**252,975**	253,854
INVESTMENTS	**19,706**	18,667
DEFERRED LOAN COSTS, Net	**525**	1,776
OTHER INTANGIBLE ASSETS, Net	**90,345**	92,190
LONG-TERM DEFERRED INCOME TAX ASSET	**72,492**	23,165
OTHER LONG-TERM ASSETS, Net	**10,608**	8,676
PLANT AND EQUIPMENT:		
Land and Land Improvements	**17,303**	17,559
Buildings	**136,725**	133,749
Machinery and Equipment	**804,362**	827,259
Construction in Progress	**21,508**	13,115
	979,898	991,682
Less - Accumulated Depreciation	**642,135**	631,507
Total Plant and Equipment, Net	**337,763**	360,175
	$ 1,690,057	$ 1,619,023

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

AS OF JUNE 27, 2010 AND JUNE 28, 2009

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2010	2009
CURRENT LIABILITIES:		
Accounts Payable	$ 171,495	$ 128,151
Short-term Debt	3,000	3,000
Current Maturity on Long-term Debt	203,460	-
Accrued Liabilities:		
Wages and Salaries	74,837	54,663
Warranty	29,578	30,427
Accrued Postretirement Health Care Obligation	22,847	26,343
Other	58,294	56,505
Total Accrued Liabilities	185,556	167,938
Total Current Liabilities	563,511	299,089
ACCRUED PENSION COST	274,737	138,811
ACCRUED EMPLOYEE BENEFITS	23,006	19,429
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION	135,978	155,443
ACCRUED WARRANTY	12,367	11,617
OTHER LONG-TERM LIABILITIES	29,881	18,846
LONG-TERM DEBT	-	281,104
SHAREHOLDERS' INVESTMENT:		
Common Stock - Authorized 120,000 Shares $.01 Par Value, Issued 57,854 Shares	579	579
Additional Paid-In Capital	80,353	77,522
Retained Earnings	1,090,843	1,075,838
Accumulated Other Comprehensive Loss	(318,709)	(250,273)
Treasury Stock at Cost, 7,793 Shares in 2010 and 8,042 Shares in 2009	(202,489)	(208,982)
Total Shareholders' Investment	650,577	694,684
	$ 1,690,057	$ 1,619,023

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

FOR THE FISCAL YEARS ENDED JUNE 27, 2010, JUNE 28, 2009 AND JUNE 29, 2008

(in thousands, except per share data)

	2010	2009	2008
NET SALES	**$ 2,027,872**	$ 2,092,189	$ 2,151,393
COST OF GOODS SOLD	**1,647,937**	1,753,935	1,844,077
IMPAIRMENT CHARGE	**-**	4,575	-
Gross Profit	**379,935**	333,679	307,316
ENGINEERING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**280,248**	265,338	280,976
LITIGATION SETTLEMENT	**30,600**	-	-
Income from Operations	**69,087**	68,341	26,340
INTEREST EXPENSE	**(26,469)**	(31,147)	(38,123)
OTHER INCOME, Net	**6,455**	3,215	41,392
Income Before Provision for Income Taxes	**49,073**	40,409	29,609
PROVISION FOR INCOME TAXES	**12,458**	8,437	7,009
NET INCOME	**$ 36,615**	$ 31,972	$ 22,600
EARNINGS PER SHARE DATA			
Weighted Average Shares Outstanding	**49,668**	49,572	49,549
Basic Earnings Per Share	**$ 0.73**	$ 0.64	$ 0.46
Diluted Average Shares Outstanding	**50,064**	49,725	49,652
Diluted Earnings Per Share	**$ 0.73**	$ 0.64	$ 0.46

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

FOR THE FISCAL YEARS ENDED JUNE 27, 2010, JUNE 28, 2009 AND JUNE 29, 2008

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Comprehensive Income (Loss)
BALANCES, JULY 1, 2007	$ 579	$ 73,149	$ 1,107,514	$ (128,951)	$ (213,837)	
Comprehensive Income:						
Net Income	-	-	22,600	-	-	$ 22,600
Foreign Currency Translation Adjustments	-	-	-	10,846	-	10,846
Unrealized Gain on Derivatives, net of tax	-	-	-	5,550	-	5,550
Change in Pension and Postretirement Plans, net of tax of $1,483	-	-	-	2,321	-	2,321
Total Comprehensive Income	-	-	-	-	-	$ 41,317
Cash Dividends Paid ($0.88 per share)	-	-	(43,560)	-	-	
Stock Option Activity, net of tax	-	3,230	-	-	1,065	
Restricted Stock	-	(974)	-	-	638	
Amortization of Unearned Compensation	-	1,117	-	-	-	
Deferred Stock	-	142	-	-	-	
Shares Issued to Directors	-	3	-	-	92	
Adoption of FIN 48	-	-	(4,001)	-	-	
BALANCES, JUNE 29, 2008	$ 579	$ 76,667	$ 1,082,553	$ (110,234)	$ (212,042)	
Comprehensive Income:						
Net Income	-	-	31,972	-	-	$ 31,972
Foreign Currency Translation Adjustments	-	-	-	(13,684)	-	(13,684)
Unrealized Loss on Derivatives, net of tax	-	-	-	(7,576)	-	(7,576)
Change in Pension and Postretirement Plans, net of tax of $75,953	-	-	-	(118,779)	-	(118,779)
Total Comprehensive Loss	-	-	-	-	-	$ (108,067)
Cash Dividends Paid ($0.77 per share)	-	-	(38,171)	-	-	
Stock Option Activity, net of tax	-	1,760	-	-	-	
Restricted Stock	-	(3,075)	-	-	2,880	
Amortization of Unearned Compensation	-	1,097	-	-	-	
Deferred Stock	-	1,142	-	-	160	
Shares Issued to Directors	-	(69)	-	-	20	
Adoption of EITF 06-4 and 06-10	-	-	(516)	-	-	
BALANCES, JUNE 28, 2009	**$ 579**	**$ 77,522**	**$ 1,075,838**	**$ (250,273)**	**$ (208,982)**	
Comprehensive Income:						
Net Income	**-**	**-**	**36,615**	**-**	**-**	**$ 36,615**
Foreign Currency Translation Adjustments	**-**	**-**	**-**	**(4,989)**	**-**	**(4,989)**
Unrealized Gain on Derivatives, net of tax	**-**	**-**	**-**	**11,626**	**-**	**11,626**
Change in Pension and Postretirement Plans, net of tax of $41,348	**-**	**-**	**-**	**(75,073)**	**-**	**(75,073)**
Total Comprehensive Loss	**-**	**-**	**-**	**-**	**-**	**$ (31,821)**
Cash Dividends Paid ($0.44 per share)	**-**	**-**	**(22,125)**	**-**	**-**	
Stock Option Activity, net of tax	**-**	**2,959**	**-**	**-**	**1,514**	
Restricted Stock	**-**	**(5,023)**	**-**	**-**	**4,928**	
Amortization of Unearned Compensation	**-**	**2,055**	**-**	**-**	**-**	
Deferred Stock	**-**	**2,877**	**-**	**-**	**31**	
Shares Issued to Directors	**-**	**(37)**	**-**	**-**	**20**	
Reclassification of EITF 06-4 and 06-10	**-**	**-**	**516**	**-**	**-**	
BALANCES, JUNE 27, 2010	**$ 579**	**$ 80,353**	**$ 1,090,843**	**$ (318,709)**	**$ (202,489)**	

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED JUNE 27, 2010, JUNE 28, 2009 AND JUNE 29, 2008

(in thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 36,615	$ 31,972	$ 22,600
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	66,232	67,803	68,886
Stock Compensation Expense	6,975	3,999	4,563
Impairment Charge	-	4,575	-
Earnings of Unconsolidated Affiliates	(4,071)	(1,526)	(3,587)
Dividends Received from Unconsolidated Affiliates	4,005	5,211	2,799
Loss on Disposition of Plant and Equipment	2,125	2,514	2,708
Gain on Sale of Investment	-	-	(36,960)
(Gain) Loss on Curtailment of Employee Benefits	-	1,190	(13,288)
Credit for Deferred Income Taxes	3,755	7,368	10,506
Change in Operating Assets and Liabilities, Net of Effects of Acquisition:			
(Increase) Decrease in Receivables	(24,430)	59,809	6,906
Decrease in Inventories	76,389	61,810	18,390
(Increase) Decrease in Prepaid Expenses and Other Current Assets	1,032	(13,152)	9,954
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	67,947	(45,318)	(22,157)
Change in Accrued Pension	(4,808)	(8,441)	(2,258)
Other, Net	11,975	(5,394)	(7,773)
Net Cash Provided by Operating Activities	243,741	172,420	61,289
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to Plant and Equipment	(44,443)	(43,027)	(65,513)
Cash Paid for Acquisition, Net of Cash Acquired	-	(24,757)	-
Proceeds Received on Disposition of Plant and Equipment	276	3,659	680
Proceeds Received on Sale of Investment	-	-	66,011
Other, Net	(144)	(348)	(503)
Net Cash Provided (Used) by Investing Activities	(44,311)	(64,473)	675
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Borrowings (Repayments) on Revolver	(34,000)	(65,077)	99,077
Payments on Long-Term Debt	(44,236)	(20,000)	(118,139)
Issuance Cost of Amended Revolver	-	-	(1,286)
Cash Dividends Paid	(22,125)	(38,171)	(43,560)
Stock Option Exercise Proceeds and Tax Benefits	864	-	991
Net Cash Used by Financing Activities	(99,497)	(123,248)	(62,917)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	629	(1,175)	3,952
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	100,562	(16,476)	2,999
CASH AND CASH EQUIVALENTS:			
Beginning of Year	15,992	32,468	29,469
End of Year	$ 116,554	$ 15,992	$ 32,468
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest Paid	$ 26,693	$ 31,169	$ 40,332
Income Taxes Paid (Refunded)	$ (6)	$ 4,107	$ 4,032

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(1) Nature of Operations:

Briggs & Stratton (the "Company") is a U.S. based producer of air cooled gasoline engines and engine powered outdoor equipment. The Company's Engine segment sells engines worldwide, primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment. The Company's Power Products segment designs, manufacturers and markets a wide range of outdoor power equipment and related accessories.

(2) Summary of Significant Accounting Policies:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Fiscal years 2010, 2009 and 2008 were all 52 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Bank overdrafts of $0.0 million and $0.2 million are included in accounts payable at June 27, 2010 and June 28, 2009, respectively.

Receivables: Receivables are recorded at their original carrying value less reserves for estimated uncollectible accounts.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 41% of total inventories at June 27, 2010 and 46% of total inventories at June 28, 2009. The cost for the remaining inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $57.6 million and $59.2 million higher in fiscal 2010 and 2009, respectively. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts. During 2010 and 2009, liquidation of LIFO layers generated income of $1.7 million and $9.3 million, respectively.

Goodwill and Other Intangible Assets: Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Goodwill is assigned to reporting units based upon the expected benefit of the synergies of the acquisition. The reporting units are Engine, Home Power Products and Yard Power Products and have goodwill at June 27, 2010 of $136.9 million, $83.3 million and $32.8 million, respectively. Other Intangible Assets reflect identifiable intangible assets that arose from purchase acquisitions. Other Intangible Assets are comprised of trademarks, patents and customer relationships. Goodwill and trademarks, which are considered to have indefinite lives are not amortized; however, both must be tested for impairment annually. Amortization is recorded on a straight-line basis for other intangible assets with finite lives. Patents have been assigned an estimated weighted average useful life of thirteen years. The customer relationships have been assigned an estimated useful life of twenty-five years. The Company is subject to financial statement risk in the event that goodwill and intangible assets become impaired. The Company performed the required impairment tests in fiscal 2010, 2009 and 2008, and found no impairment of the assets.

Investments: This caption represents the Company's investment in its 30% and 50% owned joint ventures. Until the second quarter of fiscal 2008, investments also included preferred stock in privately held Metal

Technologies Holding Company, Inc. (MTHC). The investments in the joint ventures are accounted for under the equity method. During the second quarter of fiscal 2008, the Company and MTHC entered into a Class B Preferred Share Redemption Agreement that provided for MTHC to pay all dividends in arrears on the 45,000 MTHC Class B preferred shares held by the Company and redeem the shares in exchange for a payment to the Company. The shares were received as part of the payment from MTHC when it acquired certain foundry operations of the Company in 1999. The Company received $66.0 million, resulting in a $37.0 million gain ($29.0 million after tax) on this redemption of preferred stock and final dividend payment.

Deferred Loan Costs: Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the straight-line method over periods ranging from three to ten years. Accumulated amortization related to outstanding debt instruments amounted to $14.0 million as of June 27, 2010 and $12.5 million as of June 28, 2009.

Plant and Equipment and Depreciation: Plant and equipment are stated at cost and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets, as follows:

	Useful Life Range (In Years)
Software	3 - 10
Land Improvements	20 - 40
Buildings	20 - 50
Machinery & Equipment	3 - 20

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in cost of goods sold.

Impairment of Property, Plant and Equipment: Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of property, plant and equipment in fiscal 2010 and 2008. Refer to Note 19 of the Notes to Consolidated Financial Statements for an impairment charge recognized in fiscal 2009.

Warranty: The Company recognizes the cost associated with its standard warranty on engines and power products at the time of sale. The amount recognized is based on historical failure rates and current claim cost experience. In fiscal 2008 and 2007, the Company incurred $19.8 million and $5.0 million, respectively, of expenses to accrue for current and future warranty claims related to a snow thrower engine recall. The snow thrower engines were recalled due to a potential risk of fire. The amounts accrued were to repair the units to eliminate the potential fire hazard. As of June 27, 2010, the Consolidated Balance Sheet includes $0.6 million of reserves for this specific engine warranty matter. Product liability reserves totaling less than $50,000 have been accrued for product liability matters related to this recall as the Company has had minimal product liability claims asserted for nominal amounts related to the snow engine recall. The following is a reconciliation of the changes in accrued warranty costs for the reporting period (in thousands):

	2010	2009
Balance, Beginning of Period	**$ 42,044**	$ 49,548
Payments	**(31,015)**	(34,255)
Provision for Current Year Warranties	**32,089**	28,623
Credit for Prior Years Warranties	**(1,173)**	(1,872)
Balance, End of Period	**$ 41,945**	$ 42,044

Revenue Recognition: Net sales include sales of engines, power products, and related service parts and accessories, net of allowances for cash discounts, customer volume rebates and discounts, floor plan interest

and advertising allowances. The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. This is generally upon shipment, except for certain international shipments, where revenue is recognized when the customer receives the product.

Included in net sales are costs associated with programs under which the Company shares the expense of financing certain dealer and distributor inventories, referred to as floor plan expense. This represents interest for a pre-established length of time based on a variable rate from a contract with a third party financing source for dealer and distributor inventory purchases. Sharing the cost of these financing arrangements is used by Briggs & Stratton as a marketing incentive for customers to buy inventory. The financing costs included in net sales in fiscal 2010, 2009 and 2008 were $6.4 million, $6.2 million and $9.1 million, respectively.

The Company also offers a variety of customer rebates and sales incentives. The Company records estimates for rebates and incentives at the time of sale, as a reduction in net sales.

Income Taxes: The Provision for Income Taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Deferred Income Tax Asset represents temporary differences relating to current assets and current liabilities, and the Long-Term Deferred Income Tax Asset represents temporary differences related to noncurrent assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Retirement Plans: The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering certain employees. Retirement benefits represent a form of deferred compensation, which are subject to change due to changes in assumptions. Management reviews underlying assumptions on an annual basis. Refer to Note 15 of the Notes to Consolidated Financial Statements.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $22.3 million in fiscal 2010, $23.0 million in fiscal 2009 and $26.5 million in fiscal 2008.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses in the accompanying Consolidated Statements of Earnings, are expensed as incurred. These expenses totaled $25.1 million in fiscal 2010, $19.2 million in fiscal 2009 and $34.0 million in fiscal 2008.

The Company reports co-op advertising expense as a reduction in net sales. Co-op advertising expense reported as a reduction in net sales totaled $0.3 million in fiscal 2010, $1.4 million in fiscal 2009 and $10.2 million in fiscal 2008.

Shipping and Handling Fees: Revenue received from shipping and handling fees is reflected in net sales and related shipping costs are recorded in cost of goods sold. Shipping fee revenue for fiscal 2010, 2009 and 2008 was $4.1 million, $4.3 million and $4.8 million, respectively.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into dollars at the rates of exchange in effect at fiscal year-end. Income and expenses incurred in a foreign currency are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Earnings Per Share: Basic earnings per share, for each period presented, is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, for each period presented, is computed reflecting the potential dilution that would occur if options or other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

The shares outstanding used to compute diluted earnings per share for fiscal 2010, 2009 and 2008 excludes outstanding options to purchase 3,796,137, 4,305,681 and 3,885,321 shares of common stock, respectively, with weighted average exercise prices of $30.68, $29.53 and $31.96, respectively. These options are excluded because their exercise prices are greater than the average market price of the common shares, and their inclusion in the computation would be antidilutive.

Information on earnings per share is as follows (in thousands):

	Fiscal Year Ended		
	June 27, 2010	June 28, 2009	June 29, 2008
Net Income Used in Basic and Diluted Earnings Per Share	**$ 36,615**	$ 31,972	$ 22,600
Average Shares of Common Stock Outstanding	**49,668**	49,572	49,549
Incremental Common Shares Applicable to Common Stock Options Based on the Common Stock Average Market Price During the Period	**-**	-	1
Incremental Common Shares Applicable to Deferred and Restricted Common Stock Based on the Common Stock Average Market Price During the Period	**396**	153	102
Diluted Average Common Shares Outstanding	**50,064**	49,725	49,652

Comprehensive Income (Loss): Comprehensive Income (Loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has chosen to report Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss) which encompasses net income, cumulative translation adjustments, unrealized gain (loss) on derivatives and unrecognized pension and postretirement obligations in the Consolidated Statements of Shareholders' Investment. Information on Accumulated Other Comprehensive Income (Loss) is as follows (in thousands):

	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Derivatives	Unrecognized Pension and Postretirement Obligation	Accumulated Other Comprehensive Income (Loss)
Balance at July 1, 2007	$ 11,799	$ (1,101)	$ (139,649)	$ (128,951)
Fiscal Year Change	10,846	5,550	2,321	18,717
Balance at June 29, 2008	22,645	4,449	(137,328)	(110,234)
Fiscal Year Change	(13,684)	(7,576)	(118,779)	(140,039)
Balance at June 28, 2009	**8,961**	**(3,127)**	**(256,107)**	**(250,273)**
Fiscal Year Change	**(4,989)**	**11,626**	**(75,073)**	**(68,436)**
Balance at June 27, 2010	**$ 3,972**	**$ 8,499**	**$ (331,180)**	**$ (318,709)**

Derivative Instruments & Hedging Activity: Derivatives are recorded on the Balance Sheets as assets or liabilities, measured at fair value. The Company enters into derivative contracts designated as cash flow hedges to manage certain currency and commodity exposures.

Changes in the fair value of cash flow hedges to manage its foreign currency exposure are recorded on the Consolidated Statements of Earnings or as a component of Accumulated Other Comprehensive Income (Loss). The amounts included in Accumulated Other Comprehensive Income (Loss) are reclassified into income when the forecasted transactions occur. These forecasted transactions represent the exporting of products for which Briggs & Stratton will receive foreign currency and the importing of products for which it will be required to pay in a foreign currency. Changes in the fair value of all derivatives deemed to be ineffective are recorded as either income or expense in the accompanying Consolidated Statements of Earnings. These instruments generally do not have a maturity of more than twenty-four months.

The Company manages its exposure to fluctuation in the cost of natural gas used by its operating facilities through participation in a third party managed dollar cost averaging program linked to NYMEX futures. As a participant in the program, the Company hedges up to 100% of its anticipated monthly natural gas usage along with a pool of other companies. The Company does not hold any actual futures contracts, and actual delivery of natural gas is not required of the participants in the program. Cash settlements occur on a monthly basis based on the difference between the average dollar price of the underlying NYMEX futures held by the third party and the actual price of natural gas paid by the Company in the period. The fair value of the underlying NYMEX futures is reflected as an asset or liability on the accompanying Consolidated Balance Sheets. Changes in fair value are reflected as a Component of Accumulated Other Comprehensive Income

(Loss), which are reclassified into the income statement as the monthly cash settlements occur and actual natural gas is consumed. These contracts generally do not have a maturity of more than twenty-four months.

The Company manages its exposure to fluctuations in the cost of copper to be used in manufacturing by entering into forward purchase contracts designated as cash flow hedges. The Company hedges up to 100% of its anticipated copper usage, and the fair value of outstanding futures contracts is reflected as an asset or liability on the accompanying Consolidated Balance Sheets based on NYMEX prices. Changes in fair value are reflected as a component of Accumulated Other Comprehensive Income (Loss) if the forward purchase contracts are deemed to be effective. Changes in the fair value of all derivatives deemed to be ineffective are recorded as either income or expense in the accompanying Consolidated Statements of Earnings. Unrealized gains or losses associated with the forward purchase contracts are captured in inventory costs and are realized in the income statement when sales of inventory are made. These contracts generally do not have a maturity of more than twenty-four months.

The Company has considered the counterparty credit risk related to all its foreign currency and commodity derivative contracts and does not deem any counterparty credit risk material at this time.

As of June 27, 2010, the Company had the following outstanding derivative contracts (in thousands):

Contract		Quantity	
Foreign Currency:			
Australian Dollar	Sell	15,136	AUD
Canadian Dollar	Sell	12,100	CAD
Euro	Sell	91,609	EUR
Japanese Yen	Buy	650,000	JPY
Commodity:			
Copper	Buy	350	Pounds
Natural Gas	Buy	16,547	Therms

As of June 27, 2010 and for the year ended June 27, 2010, the Company's derivative contracts had the following impact on the Consolidated Balance Sheet and the Consolidated Statement of Earnings (in thousands):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency contracts	Other Current Assets	$ 16,440	Accrued Liabilities	$ 296
Commodity contracts	Other Current Assets	34	Accrued Liabilities	1,377
Foreign currency contracts	Other Long-Term Assets, Net	1,478	Other Long-Term Liabilities	-
Commodity contracts	Other Long-Term Assets, Net	-	Other Long-Term Liabilities	728
		$ 17,952		$ 2,401

	Amount of Gain (Loss) Recognized in Other Comprehensive Loss on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)
Foreign currency contracts	$ (7)	Net Sales	$ (750)
Foreign currency contracts	9,771	Cost of Goods Sold	187
Commodity contracts	(1,265)	Cost of Goods Sold	2,978
	$ 8,499		$ 2,415

Of the $8.5 million gain detailed above that is currently recognized in Other Comprehensive Loss, the Company expects to reclassify approximately $8.0 million into earnings within the next twelve months. Any ineffectiveness incurred upon inception of the Company's derivative contracts is negligible.

New Accounting Pronouncements:

In February 2010, the Financial Accounting Standards Board ("FASB") issued an update that removes the requirement for a SEC filer to disclose a date through which subsequent events have been evaluated. This

change removes potential conflicts with SEC requirements. The adoption did not have an impact on the Company's consolidated financial statements.

In August 2009, the FASB issued a clarification on fair value measurements. This clarification provides that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. This clarification was effective in the first reporting period following issuance, and did not have an impact on the Company's financial statements.

In June 2009, the FASB issued new guidance for the hierarchy of accounting standards, which establishes the Accounting Standards Codification TM (Codification) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Under the Codification, all of its content will carry the same level of authority. This statement was effective for the Company beginning with the first quarter of fiscal 2010. The adoption of this statement did not have an impact on the Company's financial position or results of operations.

In June 2009, the FASB issued new guidance that changes the approach to determining the primary beneficiary of a variable interest entity (VIE) and requires companies to more frequently assess whether they must consolidate VIEs. This new standard is effective for fiscal years beginning after November 15, 2009. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In April 2009, the FASB issued an update that requires disclosure about the fair value of financial instruments whenever summarized financial information for interim periods is issued, and requires disclosure of the fair value of all financial instruments (where practicable) in the body or accompanying notes of interim and annual financial statements. This update was effective for the Company's first quarter of fiscal 2010, with no material impact on the financial statements.

In December 2008, the FASB issued additional guidance on an employer's disclosures regarding plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures required under this guidance are to provide users of financial statements with an understanding of how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and significant concentrations of risk within plan assets. These disclosures around plan assets are required for fiscal years ending after December 15, 2009. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

Reclassification: Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

(3) Acquisitions:

On June 30, 2008 the Company, through its wholly owned subsidiary Briggs & Stratton Australia, Pty. Limited, acquired Victa Lawncare Pty. Limited (Victa) of Sydney, Australia from GUD Holdings Limited for total consideration of $24.8 million in net cash. Victa is a leading designer, manufacturer and marketer of a broad range of outdoor power equipment used in consumer lawn and garden applications in Australia and New Zealand. Victa's products are sold at large retail stores and independent dealers. The Company financed the transaction from cash on hand and its existing credit facilities. Victa is included in the Power Products segment.

The acquisition has been accounted for using the purchase method of accounting. The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values, with the excess purchase price recorded as goodwill, none of which is tax deductible. This goodwill is recorded

within the Engines segment. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Assets Acquired:	
Current Assets	$ 14,057
Property, Plant & Equipment	5,357
Goodwill	8,063
Other Intangible Assets	4,068
Total Assets Acquired	31,545
Liabilities Assumed:	
Current Liabilities	6,788
Total Liabilities Assumed	6,788
Net Assets Acquired	$ 24,757

(4) Fair Value Measurements:

FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements*, defines a framework for measuring fair value and expands the related disclosures. To increase consistency and comparability in fair value measurements and related disclosures, ASC Topic 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Significant inputs to the valuation model are unobservable.

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 27, 2010 (in thousands):

		Fair Value Measurement Using		
	June 27, 2010	Level 1	Level 2	Level 3
Assets:				
Derivatives	$ 17,952	$ 17,918	$ 34	$ -
Liabilities:				
Derivatives	2,401	296	2,105	-

The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

(5) Goodwill and Other Intangible Assets:

Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Goodwill is assigned to reporting units based upon the expected benefit of the synergies of the acquisition. The reporting units are Engine, Home Power Products and Yard Power Products and have goodwill at June 27, 2010 of $136.9 million, $83.3 million and $32.8 million, respectively.

The changes in the carrying amount of goodwill for the fiscal years ended June 27, 2010 and June 28, 2009 are as follows (in thousands):

	2010	2009
Beginning Goodwill Balance	**$ 253,854**	$ 248,328
Victa Acquisition	**-**	8,063
Tax Benefit on Amortization	**(1,779)**	(1,779)
Reclassification	**263**	-
Effect of Translation	**637**	(758)
Ending Goodwill Balance	**$ 252,975**	$ 253,854

The Company's other intangible assets for the years ended June 27, 2010 and June 28, 2009 are as follows (in thousands):

	2010			2009		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Amortized Intangible Assets:						
Patents	**$ 13,601**	**$ (7,049)**	**$ 6,552**	$ 13,601	$ (5,843)	$ 7,758
Customer Relationships	**17,910**	**(4,298)**	**13,612**	17,910	(3,582)	14,328
Miscellaneous	**279**	**(279)**	**-**	279	(279)	-
Effect of Translation	**22**	**-**	**22**	-	-	-
Total Amortized Intangible Assets	**31,812**	**(11,626)**	**20,186**	31,790	(9,704)	22,086
Unamortized Intangible Assets:						
Trademarks/Brand Names	**69,841**	**-**	**69,841**	70,104	-	70,104
Total Unamortized Intangible Assets	**69,841**	**-**	**69,841**	70,104	-	70,104
Effect of Translation	**318**	**-**	**318**	-	-	-
Total Intangible Assets	**$ 101,971**	**$ (11,626)**	**$ 90,345**	$ 101,894	$ (9,704)	$ 92,190

Amortization expense of other intangible assets amounted to approximately $1.9 million in each of 2010, 2009, and 2008.

The estimated amortization expense of other intangible assets for the next five years is (in thousands):

2011	$ 1,911
2012	1,911
2013	1,911
2014	1,911
2015	1,860
	$ 9,504

(6) Income Taxes:

The provision (credit) for income taxes consists of the following (in thousands):

	2010	2009	2008
Current			
Federal	**$ 4,740**	$ (1,152)	$ (5,800)
State	**305**	(336)	3
Foreign	**3,658**	2,557	2,300
	8,703	1,069	(3,497)
Deferred	**3,755**	7,368	10,506
	$ 12,458	$ 8,437	$ 7,009

A reconciliation of the U.S. statutory tax rates to the effective tax rates on income follows:

	2010	2009	2008
U.S. Statutory Rate	**35.0%**	35.0%	35.0%
State Taxes, Net of Federal Tax Benefit	**0.9%**	0.8%	2.4%
Foreign Taxes	**1.9%**	(4.3%)	3.4%
Benefit on Dividends Received	**(1.6%)**	(1.5%)	(22.3%)
Changes to Unrecognized Tax Benefits	**(10.9%)**	(7.5%)	-
Other	**0.1%**	(1.6%)	5.2%
Effective Tax Rate	**25.4%**	20.9%	23.7%

The components of deferred income taxes were as follows (in thousands):

Current Asset (Liability):	**2010**	2009
Difference Between Book and Tax Related to:		
Inventory	**$ 13,626**	$ 16,624
Payroll Related Accruals	**4,725**	7,768
Warranty Reserves	**11,464**	11,839
Workers Compensation Accruals	**2,035**	2,482
Other Accrued Liabilities	**17,655**	17,469
Pension Cost	**1,032**	1,031
Miscellaneous	**(9,399)**	(5,555)
Deferred Income Tax Asset	**$ 41,138**	$ 51,658

Long-Term Asset (Liability):	**2010**	2009
Difference Between Book and Tax Related to:		
Pension Cost	**$ 95,375**	$ 43,185
Accumulated Depreciation	**(45,075)**	(49,218)
Intangibles	**(75,090)**	(71,686)
Accrued Employee Benefits	**33,676**	28,472
Postretirement Health Care Obligation	**52,711**	59,404
Warranty Reserves	**4,823**	4,530
Valuation Allowance	**(9,131)**	(6,712)
Net Operating Loss Carryforwards	**10,475**	7,073
Miscellaneous	**4,728**	8,117
Deferred Income Tax Asset	**$ 72,492**	$ 23,165

The deferred tax assets that were generated as a result of foreign income tax loss carryforwards and tax incentives in the amount of $6.9 million are potentially not useable by certain foreign subsidiaries. If not utilized against taxable income, $6.7 million will expire from 2011 through 2021. The remaining $0.2 million has no expiration date. In addition, a deferred tax asset of $3.6 million was generated as a result of state income tax loss and state incentive tax credit carryforwards. If not utilized against future taxable income, this amount will expire at various times between 2011 through 2028. Realization of the deferred tax assets are contingent upon generating sufficient taxable income prior to expiration of these carryforwards. Management believes that realization of certain foreign deferred tax assets is unlikely, therefore valuation allowances were established in the amount of $6.9 million. In addition, state tax credits in the amount of $2.2 million are potentially not useable against future state income taxes.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries because the Company intends to reinvest such earnings indefinitely outside of the U.S. The undistributed earnings amounted to approximately $36.6 million at June 27, 2010. If the Company were to distribute these earnings, foreign tax credits may become available under current law to reduce the resulting U.S. income tax. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The change to the total unrecognized tax benefits of the Company during the fiscal year ended June 27, 2010 is reconciled as follows:

Uncertain Tax Positions (in thousands):

Beginning Balance at June 28, 2009	$ 16,133
Changes based on tax positions related to prior year	(1,503)
Lapse of statute of limitations	(4,505)
Additions based on tax positions related to current year	1,529
Settlements with taxing authorities	(576)
Impact of changes in interest accruals	(277)
Balance at June 27, 2010	$ 10,801

As of June 27, 2010, the Company had $19.1 million of gross unrecognized tax benefits. Of this amount, $11.1 million represents the portion that, if recognized, would impact the effective tax rate. As of June 27, 2010, the Company had $5.9 million accrued for the payment of interest and penalties.

The Company files income tax returns in the U.S. and various state and foreign jurisdictions and is regularly audited by federal, state and foreign tax authorities. In the U.S., the Company is no longer subject to U.S. federal income tax examinations before 2006. The Company is currently under audit by various state and foreign jurisdictions. With respect to the Company's major foreign jurisdictions, it is no longer subject to tax examinations before 1999.

(7) Segment and Geographic Information and Significant Customers:

The Company has concluded that it operates two reportable business segments that are managed separately based on fundamental differences in their operations. Summarized segment data is as follows (in thousands):

	2010	2009	2008
NET SALES:			
Engines	$ 1,406,740	$ 1,414,113	$ 1,459,882
Power Products	814,289	892,887	870,403
Eliminations	(193,157)	(214,811)	(178,892)
	$ 2,027,872	$ 2,092,189	$ 2,151,393
GROSS PROFIT ON SALES:			
Engines	$ 308,543	$ 266,289	$ 270,961
Power Products	79,524	67,479	39,376
Eliminations	(8,132)	(89)	(3,021)
	$ 379,935	$ 333,679	$ 307,316
INCOME (LOSS) FROM OPERATIONS:			
Engines	$ 83,147	$ 83,411	$ 69,455
Power Products	(5,928)	(14,981)	(40,094)
Eliminations	(8,132)	(89)	(3,021)
	$ 69,087	$ 68,341	$ 26,340
ASSETS:			
Engines	$ 1,161,775	$ 1,099,653	$ 1,302,986
Power Products	678,594	700,651	1,150,040
Eliminations	(150,312)	(181,281)	(619,732)
	$ 1,690,057	$ 1,619,023	$ 1,833,294
CAPITAL EXPENDITURES:			
Engines	$ 32,635	$ 32,032	$ 36,998
Power Products	11,808	10,995	28,515
	$ 44,443	$ 43,027	$ 65,513
DEPRECIATION & AMORTIZATION:			
Engines	$ 47,760	$ 49,045	$ 48,922
Power Products	18,472	18,758	19,964
	$ 66,232	$ 67,803	$ 68,886

Information regarding the Company's geographic sales based on product shipment destination (in thousands):

	2010	2009	2008
United States	$ 1,525,045	$ 1,589,223	$ 1,584,635
All Other Countries	502,827	502,966	566,758
Total	$ 2,027,872	$ 2,092,189	$ 2,151,393

Information regarding the Company's long-lived assets based on geographic location (in thousands):

	2010	2009	2008
United States	$ 737,016	$ 708,413	$ 817,558
All Other Countries	47,399	50,090	37,199
Total	$ 784,415	$ 758,503	$ 854,757

Sales to the following customers in the Company's Engines segment amount to greater than or equal to 10% of consolidated net sales, respectively:

Customer:	**2010** Net Sales	**2010** %	2009 Net Sales	2009 %	2008 Net Sales	2008 %
HOP	**$ 296,066**	**15%**	$ 316,021	15%	$ 336,271	16%
MTD	**295,148**	**14%**	203,254	10%	183,554	9%
	$ 591,214	**29%**	$ 519,275	25%	$ 519,825	25%

(8) Leases:

The Company leases certain facilities, vehicles, and equipment under both capital and operating leases. Assets held under capital leases are included in Plant and Equipment and are charged to depreciation and interest over the life of the lease. Related liabilities are included in Other Accrued Liabilities and Other Long-Term Liabilities. Operating leases are not capitalized and lease payments are expensed over the life of the lease. Terms of the leases, including purchase options, renewals, and maintenance costs, vary by lease. Rental expense for fiscal 2010, 2009 and 2008 was $25.2 million, $24.7 million and $25.0 million, respectively.

Future minimum lease commitments for all non-cancelable leases as of June 27, 2010 are as follows (in thousands):

Fiscal Year	Operating	Capital
2011	$ 15,132	$ 549
2012	10,465	474
2013	7,777	133
2014	6,042	-
2015	4,083	-
Thereafter	3,976	-
Total future minimum lease commitments	$ 47,475	1,156
Less: Interest		115
Present value of minimum capital lease payments		$ 1,041

(9) Indebtedness:

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement (Credit Agreement). See further discussion in Note 18 of the Notes to the Consolidated Financial Statements. There were no borrowings under the Credit Agreement as of June 27, 2010. As of June 28, 2009, borrowings under the Credit Agreement totaled $34.0 million.

Borrowings under the Credit Agreement by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 1.00%, depending upon the rating of the Company's long-term debt by Standard & Poor's Rating group, a division of McGraw-Hill Companies (S&P) and Moody's Investors Service, Inc. (Moody's) or the Company's average leverage ratio; or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate.

In addition, the Company is subject to a 0.10% to 0.20% commitment fee and a 0.50% to 1.00% letter of credit fee, depending on the Company's long-term credit ratings or the Company's average leverage ratio.

The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $4.6 million, expire at various times throughout fiscal 2011 and are renewable. None of these arrangements had material

commitment fees or compensating balance requirements. Borrowings using these lines of credit are included in short-term debt. Outstanding balances are as follows (in thousands):

	2010	2009
Balance at Fiscal Year-End	$ 3,000	$ 3,000
Weighted Average Interest Rate at Fiscal Year-End	3.77%	4.26%

The Current Maturity on Long-Term Debt and the Long-Term Debt captions consist of the following (in thousands):

	2010	2009
8.875% Senior Notes Due March 2011, Net of Unamortized Discount of $304 in 2010 and $896 in 2009	$ 203,460	$ 247,104
Borrowings on Revolving Credit Agreement Due July 2012	-	34,000
Total Long-Term Debt	$ 203,460	$ 281,104

In May 2001, the Company issued $275 million of 8.875% Senior Notes due March 15, 2011. No principal payments are due before the maturity date; however, the Company repurchased $5.0 million of the bonds in fiscal 2006, $2.0 million in fiscal 2008, $20.0 million in fiscal 2009, and $44.4 million in fiscal 2010 after receiving unsolicited offers from bondholders.

The indenture for the 8.875% Senior Notes and the Credit Agreement for the credit facility (collectively, the "Domestic Indebtedness") each include a number of financial and operating restrictions. These covenants include restrictions on the Company's ability to: pay dividends; repurchase shares; incur indebtedness; create liens; enter into sale and leaseback transactions; consolidate or merge with other entities, sell or lease all or substantially all of its assets; and dispose of assets or the proceeds of sales of its assets. The credit facility contains financial covenants that require the Company to maintain a minimum interest coverage ratio and impose a maximum leverage ratio. As of June 27, 2010, the Company was in compliance with these covenants.

Additionally, under the terms of the indentures and Credit Agreements governing the Domestic Indebtedness, Briggs & Stratton Power Products Group, LLC became a joint and several guarantor of amounts outstanding under the Domestic Indebtedness. Refer to Note 18 of the Notes to Consolidated Financial Statements for subsidiary guarantor financial information.

The 8.875% Senior Notes that are due in March 2011 have been classified as Current Maturity on Long-Term Debt in the Consolidated Balance Sheet as of the end of fiscal 2010. The Company believes it will be able to replace these borrowings with new financing at or prior to the maturity date of the Senior Notes.

(10) Other Income:

The components of other income (expense) are as follows (in thousands):

	2010	2009	2008
Interest Income	$ 1,172	$ 1,081	$ 1,506
Income on Preferred Stock	-	-	28,346
Equity in Earnings from Unconsolidated Affiliates	4,071	1,526	3,587
Gain on Share Redemption	-	-	8,622
Other Items	1,212	608	(669)
Total	$ 6,455	$ 3,215	$ 41,392

(11) Commitments and Contingencies:

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for claims up to $2.0 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. On June 27, 2010 and June 28, 2009, the

reserve for product and general liability claims (which includes asbestos-related liabilities) was $9.3 million and $7.1 million, respectively. Management does not anticipate that these claims, excluding the impact of insurance proceeds and reserves, will have a material adverse effect on the financial condition or results of operations of the Company.

In October 1998, the Company joined seventeen other companies in guaranteeing a $17.9 million letter of credit issued as a guarantee of certain City of Milwaukee Revenue Bonds used to develop a residential rental property. The Revenue Bonds were issued on behalf of a not-for-profit organization established to manage the project and rental property post construction. The revenues from the rental property are used to fund operating expenses and all debt service requirements. The Company's share of the guarantee and the maximum exposure to the Company under the agreement was $1.8 million. In January 2009, a substitute letter of credit was issued that did not require a guarantee, however, it did require that the back-up reserve remains in place. The Company's share of the back-up reserve is $50,000. The letter of credit will expire in January 2014.

Certain independent dealers and distributors finance inventory purchases through a third party financing company. Briggs & Stratton has indemnified the third party finance company against credit default. The Company's maximum exposure under this agreement due to customer credit default in a fiscal year is $1.7 million. In fiscal 2010 and fiscal 2009, the third party financing company provided financing for $184.6 million and $194.2 million of Briggs & Stratton product, respectively. As of June 27, 2010 and June 28, 2009, there were $153.4 million and $166.4 million, respectively, in receivables outstanding under this arrangement. Briggs & Stratton made no payments for customer credit defaults under this indemnity agreement since its inception.

Certain of the Company's vendors in Asia require their customers to obtain letters of credit, payable upon shipment of the product. At the end of fiscal 2010, the Company had two letters of credit issued by Comerica Bank, totaling $3.8 million. At the end of fiscal 2009, the Company had two letters of credit issued by Comerica Bank, totaling $7.3 million. The products ordered typically arrive in partial shipments spanning several months, with payment initiated at the time the vendor provides documentation to the bank of the quantity and occurrence of shipment.

Briggs & Stratton is subject to various unresolved legal actions that arise in the normal course of its business. These actions typically relate to product liability (including asbestos-related liability), patent and trademark matters, and disputes with customers, suppliers, distributors and dealers, competitors and employees.

Starting with the first complaint in June 2004, various plaintiff groups filed complaints in state and federal courts across the country against the Company and other engine and lawnmower manufacturers alleging that the horsepower labels on the products they purchased were inaccurate and that the Company conspired with other engine and lawnmower manufacturers to conceal the true horsepower of these engines. In May 2008, a putative nationwide class of plaintiffs pursuing these claims was dismissed without prejudice by Judge Murphy of the United States District Court for the Southern District of Illinois. Since that time plaintiffs filed 66 separate class actions in 49 states across the country seeking to certify 52 separate classes of all persons in each of the 50 states, Puerto Rico and the District of Columbia who purchased a lawnmower containing a gasoline combustion engine up to 30 horsepower from 1994 to the present ("Horsepower Class Actions"). In these Horsepower Class Actions, plaintiffs seek injunctive relief, compensatory and punitive damages, and attorneys' fees. Plaintiffs also filed state and federal antitrust and RICO claims and seek a nationwide class based on these claims.

On September 25, 2008, the Company, along with all other defendants, filed a motion with the Judicial Panel on Multidistrict Litigation seeking to transfer all pending actions to a single federal court for coordinated pretrial proceedings. On December 5, 2008, the Multidistrict Litigation Panel granted the motion and transferred the cases to Judge Adelman of the United States District Court for the Eastern District of Wisconsin (In Re: Lawnmower Engine Horsepower Marketing and Sales Practices Litigation, Case No. 2:08-md-01999). On January 27, 2009, Judge Adelman entered a stay of all litigation so that the parties could conduct mediation in an effort to resolve all outstanding litigation. On February 24, 2010, the Company entered into a Stipulation of Settlement ("Settlement") that, if given final court approval, will resolve all of the

Horsepower Class Actions. Other parties to the Settlement are Sears, Roebuck and Co., Sears Holdings Corporation, Kmart Holdings Corporation, Deere & Company, Tecumseh Products Company, The Toro Company, Electrolux Home Products, Inc. and Husqvarna Outdoor Products, Inc. (now known as Husqvarna Consumer Outdoor Products, N.A., Inc.) (collectively with the Company referred to below as the "Settling Defendants"). All other defendants settled all claims separately. As part of the Settlement, the Company denies any and all liability and seeks resolution to avoid further protracted and expensive litigation. If finally approved, the Settlement resolves all horsepower-labeling claims brought by all persons or entities in the United States who, beginning January 1, 1994 through the date notice of the Settlement is first given, purchased, for use and not for resale, a lawn mower containing a gas combustible engine up to 30 horsepower provided that either the lawn mower or the engine of the lawn mower was manufactured or sold by a Defendant.

As part of the Settlement, the Settling Defendants as a group agreed to pay an aggregate amount of $51 million. However, the monetary contribution of the each of the Settling Defendants is confidential. In addition, the Company, along with the other Settling Defendants, agreed to injunctive relief regarding their future horsepower labeling, as well as procedures that will allow purchasers of lawnmower engines to seek a one-year extended warranty free of charge.

On February 26, 2010, Judge Adelman preliminarily approved the Settlement, certified a settlement class, appointed settlement class counsel, and stayed all proceedings against all the Settling Defendants. On March 11, 2010, Judge Adelman entered an order approving a notice plan for the Settlement, and set an approval hearing to determine the fairness of the Settlement, and whether final judgment should be entered thereon. On June 22, 2010, the Court conducted a hearing on the fairness of the Settlement at which class counsel and the Settling Defendants sought approval of the Settlement. At this hearing numerous class members appeared through counsel and presented objections to the Settlement.

On August 16, 2010 Judge Adelman issued an opinion and order that finally approved the Settlement as well as separate orders that finally approved the settlements of all defendants. Judge Adelman's opinion and order found all settlements to be in good faith and dismissed the claims of all class members with prejudice. On August 23, 2010 several class members filed a Notice of Appeal of Judge Adelman's final approval orders to the United States Court of Appeals for the Seventh Circuit. Under the terms of the Settlement, the balance of settlement funds will not be due, and the one-year warranty extension program will not begin, until after all appeals from Judge Adelman's order finally approving the Settlement are resolved.

As a result of the pending Settlement, the Company recorded a total charge of $30.6 million in the third quarter of fiscal year 2010 representing the total of the Company's monetary portion of the Settlement and the estimated costs of extending the warranty period for one year. The amount has been included as a Litigation Settlement expense reducing income from operations on the Statement of Earnings.

On March 19, 2010, new plaintiffs filed a complaint in the Ontario Superior Court of Justice in Canada (Robert Foster et al. v. Sears Canada, Inc. et al., Docket No. 766-2010). On May 3, 2010, other plaintiffs filed a complaint in the Montreal Superior Court in Canada (Eric Liverman, et al. v. Deere & Company, et al., Docket No. 500-06-000507-109). Both Canadian complaints contain allegations and seek relief under Canadian law that are similar to the U.S. litigation. The Company is evaluating the complaints and has not yet filed an answer or other responsive pleading to either one. We are unable to estimate any financial exposure we have as a result of this lawsuit. However, given the size of the Canadian market and revisions to the Company's power labeling practices in recent years, it is not likely the litigation would have a material adverse effect on its results of operations, financial position, or cash flows.

On May 14, 2010, the Company notified retirees and certain retirement eligible employees of various changes to the company-sponsored retiree medical plans. The purpose of the amendments was to better align the plans offered to both hourly and salaried retirees. On August 16, 2010, a putative class of retirees who retired prior to August 1, 2006 and the United Steel Workers filed a complaint in the Eastern District of Wisconsin (Merrill, Weber, Carpenter, et al.; United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO/CLC v. Briggs & Stratton Corporation; Group Insurance Plan of Briggs & Stratton Corporation; and Does 1 through 20, Docket No. 10-C-0700), contesting

the Company's right to make these changes. In addition to a request for class certification, the complaint seeks an injunction preventing the alleged unilateral termination or reduction in insurance coverage to the class of retirees, a permanent injunction preventing defendants from ever making changes to the retirees' insurance coverage, restitution with interest (if applicable) and attorneys' fees and costs. The Company is currently evaluating the complaint and believes the changes are within its rights. However, at this early stage, no determination can be made as to the likely outcome of this matter.

(12) Stock Incentives:

Effective July 2, 2007, the Company adopted the Powerful Solution Incentive Compensation Program. The Company previously adopted an Incentive Compensation Plan, effective October 20, 2004, under which 4,000,000 shares of common stock (8,000,000 shares as a result of the 2-for-1 stock split) were reserved for future issuance. An amendment to the Incentive Compensation Plan approved by shareholders on October 21, 2009, added 2,481,494 shares to the shares available for grant under the plan. Prior to October 20, 2004, the Company had a Stock Incentive Plan under which 5,361,935 shares of common stock were reserved for issuance. The adoption of the Incentive Compensation Plan reduced the number of shares available for future issuance under the Stock Incentive Plan to zero. However, as of June 27, 2010, there were 1,662,020 outstanding option and restricted stock awards granted under the Stock Incentive Plan that are or may become exercisable in the future. No additional shares of common stock were reserved for future issuance under the Powerful Solution Incentive Compensation Program. In accordance with the three plans, the Company can issue eligible employees stock options, stock appreciation rights, restricted stock, deferred stock and cash bonus awards subject to certain annual limitations. The plans also allow the Company to issue directors non-qualified stock options and directors' fees in stock.

During fiscal 2010, 2009 and 2008, the Company recognized stock based compensation expense of approximately $7.0 million, $4.0 million and $4.6 million, respectively.

On the grant date, the exercise price of each stock option issued exceeds the market value of the stock by 10%. The fair value of each option is estimated using the Black-Scholes option pricing model, and the assumptions are based on historical data and standard industry valuation practices and methodology. The assumptions used to determine fair value are as follows:

Options Granted During	**2010**	2009	2008
Grant Date Fair Value	**$5.07**	$1.93	$5.31
(Since options are only granted once per year, the grant date fair value equals the weighted average grant date fair value.)			
Assumptions:			
Risk-free Interest Rate	**2.5%**	3.1%	4.5%
Expected Volatility	**40.4%**	32.7%	26.4%
Expected Dividend Yield	**2.5%**	6.5%	3.1%
Expected Term (In Years)	**5.0**	5.0	5.1

Information on the options outstanding is as follows:

	Shares	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, July 1, 2007	3,329,679	$ 32.05		
Granted During the Year	596,590	30.81		
Exercised During the Year	(40,948)	23.11		
Expired During the Year	-	-		
Balance, June 29, 2008	3,885,321	$ 31.96		
Granted During the Year	729,990	14.83		
Exercised During the Year	-	-		
Expired During the Year	(309,630)	25.35		
Balance, June 28, 2009	**4,305,681**	**$ 29.53**		
Granted During the Year	**730,000**	**19.73**		
Exercised During the Year	**(58,250)**	**14.83**		
Expired During the Year	**(509,554)**	**27.99**		
Balance, June 27, 2010	**4,467,877**	**$ 28.29**	**2.97**	**$ 2,667**
Exercisable, June 27, 2010	**2,473,547**	**$ 33.87**	**2.74**	**$ -**

The total intrinsic value of options exercised during the fiscal year ended 2010 was $0.5 million. The exercise of options resulted in cash receipts of $1.1 million in fiscal 2010. No options were exercised in fiscal 2009. The total intrinsic value of options exercised during the fiscal year ended 2008 was $0.3 million. The exercise of options resulted in cash receipts of $0.9 million in fiscal 2008.

Grant Summary

Fiscal Year	Grant Date	Date Exercisable	Expiration Date	Exercise Price	Options Outstanding
2004	8-15-03	8-15-06	8-15-13	$ 30.44	684,900
2005	8-13-04	8-13-07	8-13-14	36.68	977,120
2006	8-16-05	8-16-08	8-16-10	38.83	319,137
2007	8-15-06	8-15-09	8-15-11	29.87	492,390
2008	8-14-07	8-14-10	8-31-12	30.81	592,590
2009	8-19-08	8-19-11	8-31-13	14.83	671,740
2010	**8-18-09**	**8-18-12**	**8-31-14**	**19.73**	**730,000**

Below is a summary of the status of the Company's nonvested shares as of June 27, 2010, and changes during the year then ended:

	Deferred Stock		Restricted Stock		Stock Options	
	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value
Nonvested shares, June 28, 2009	**150,054**	**$ 17.99**	**223,985**	**$ 22.47**	**1,857,400**	**$ 4.02**
Granted	**180,676**	**18.21**	**194,480**	**23.74**	**730,000**	**5.07**
Cancelled	**-**	**-**	**(2,470)**	**13.51**	**-**	**-**
Exercised	**-**	**-**	**-**	**-**	**(58,250)**	**1.93**
Vested	**(1,000)**	**34.25**	**(15,983)**	**36.54**	**(534,820)**	**5.46**
Nonvested shares, June 27, 2010	**329,730**	**$ 18.06**	**400,012**	**$ 19.80**	**1,994,330**	**$ 4.02**

As of June 27, 2010, there was $4.9 million of total unrecognized compensation cost related to nonvested share-based compensation. That cost is expected to be recognized over a weighted average period of 2.0

years. The total fair value of shares vested during fiscal 2010 and 2009 was $3.2 million and $3.1 million, respectively.

Under the plans, the Company has issued restricted stock to certain employees. During fiscal years 2010, 2009 and 2008, the Company has issued 194,480, 118,975 and 32,550 shares, respectively. The restricted stock vests on the fifth anniversary date of the issue provided the recipient is still employed by the Company. The aggregate market value on the date of issue is approximately $3.5 million, $1.6 million and $0.9 million in fiscal 2010, 2009 and 2008, respectively, and has been recorded within the Shareholders' Investment section of the Consolidated Balance Sheets, and is being amortized over the five-year vesting period.

Under the plans, the Company may also issue deferred stock to its directors in lieu of directors fees. The Company has issued 31,026, 47,744 and 3,521 shares in fiscal 2010, 2009 and 2008, respectively, under this provision of the plans.

Under the plans, the Company may also issue deferred stock to its officers and key employees. The Company has issued 149,650 and 77,135 shares in fiscal 2010 and 2009, respectively, under this provision. The aggregate market value on the date of issue was approximately $2.7 million and $1.0 million, respectively. Expense is recognized ratably over the five-year vesting period.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense:

	2010	2009	2008
Stock Options:			
Pretax compensation expense	**$ 4,028**	$ 1,760	$ 3,304
Tax benefit	**(1,571)**	(686)	(1,289)
Stock option expense, net of tax	**$ 2,457**	$ 1,074	$ 2,015
Restricted Stock:			
Pretax compensation expense	**$ 1,754**	$ 1,097	$ 1,117
Tax benefit	**(684)**	(428)	(436)
Restricted stock expense, net of tax	**$ 1,070**	$ 669	$ 681
Deferred Stock:			
Pretax compensation expense	**$ 1,193**	$ 1,142	$ 142
Tax benefit	**(465)**	(445)	(55)
Deferred stock expense, net of tax	**$ 728**	$ 697	$ 87
Total Stock-Based Compensation:			
Pretax compensation expense	**$ 6,975**	$ 3,999	$ 4,563
Tax benefit	**(2,720)**	(1,559)	(1,780)
Total stock-based compensation, net of tax	**$ 4,255**	$ 2,440	$ 2,783

(13) Shareholder Rights Agreement:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a right) for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share ($80.00 per full common share after taking into consideration the effect of a 2-for-1 stock split effective October 29, 2004), subject to adjustment. The agreement relating to the rights was amended by the Board of Directors on August 9, 2006 to extend the term of the rights by three years to October 18, 2009, to increase from 15 percent to 20 percent or more the percentage of outstanding shares that a person or group must acquire or attempt to acquire in order for the rights to become exercisable, and to add a qualifying offer clause that permits shareholders to vote to redeem the rights in certain circumstances. Shareholders ratified the amended rights agreement at their annual meeting on October 18, 2006. On August 12, 2009, the Board of Directors amended the rights agreement to: (i) modify the definition of "Beneficial Owner" and "beneficial ownership" of common shares of the Company to include, among other things, certain derivative security interests in common shares of the Company; (ii) reduce the redemption price for the rights

to $.001 per right; and (iii) extend the term of the rights agreement by changing the scheduled expiration date from October 18, 2009 to October 17, 2012. Shareholders ratified the rights agreement at the annual meeting on October 21, 2009.

(14) Foreign Exchange Risk Management:

The Company enters into forward exchange contracts to hedge purchases and sales that are denominated in foreign currencies. The terms of these currency derivatives do not exceed twenty-four months, and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign exchange contracts to sell foreign currency, with the Euro as the most significant. These contracts are used to hedge foreign currency collections on sales of inventory. The Company also has forward contracts to purchase foreign currencies, with the Japanese Yen as the most significant. The Japanese Yen contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company's foreign currency forward contracts are carried at fair value based on current exchange rates.

The Company has the following forward currency contracts outstanding at the end of fiscal 2010:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain) Loss at Fair Value	Conversion Currency	Latest Expiration Date
Australian Dollar	**Sell**	**15.1**	**12.9**	**12.9**	**.1**	**U.S.**	**March 2011**
Canadian Dollar	**Sell**	**12.1**	**11.7**	**11.7**	**-**	**U.S.**	**February 2011**
Euro	**Sell**	**91.6**	**131.0**	**113.5**	**(17.5)**	**U.S.**	**June 2011**
Japanese Yen	**Buy**	**650.0**	**7.2**	**7.3**	**(.1)**	**U.S.**	**November 2010**

The Company had the following forward currency contracts outstanding at the end of fiscal 2009:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain) Loss at Fair Value	Conversion Currency	Latest Expiration Date
Australian Dollar	Sell	12.9	9.1	9.3	.2	U.S.	April 2010
Canadian Dollar	Sell	2.5	2.2	2.2	-	U.S.	November 2009
Euro	Sell	58.5	80.3	82.2	1.9	U.S.	May 2010
Great British Pound	Buy	.8	1.2	1.2	-	U.S.	July 2009
Japanese Yen	Buy	562.8	5.6	5.9	(.3)	U.S.	December 2009
Swedish Krona	Buy	2.5	.3	.3	-	U.S.	July 2009

The Company continuously evaluates the effectiveness of its hedging program by evaluating its foreign exchange contracts compared to the anticipated underlying transactions. The Company did not have any ineffective currency hedges in fiscal 2010, 2009, or 2008.

(15) Employee Benefit Costs:

Retirement Plan and Other Postretirement Benefits

The Company has noncontributory, defined benefit retirement plans and other postretirement benefit plans covering certain employees. The Company uses a June 30 measurement date for all of its plans. The following provides a reconciliation of obligations, plan assets and funded status of the plans for the two years indicated (in thousands):

	Pension Benefits		Other Postretirement Benefits	
Actuarial Assumptions:	**2010**	2009	**2010**	2009
Discounted Rate Used to Determine Present Value of Projected Benefit Obligation	**5.30%**	6.75%	**4.60%**	6.00%
Expected Rate of Future Compensation Level Increases	**3.0-4.0%**	3.0-4.0%	**n/a**	n/a
Expected Long-Term Rate of Return on Plan Assets	**8.50%**	8.75%	**n/a**	n/a
Change in Benefit Obligations:				
Projected Benefit Obligation at Beginning of Year	**$ 938,269**	$ 911,993	**$ 200,114**	$ 209,914
Service Cost	**11,197**	11,507	**604**	721
Interest Cost	**60,705**	61,210	**10,942**	12,487
Curtailment	**-**	(1,723)	**-**	-
Plan Amendments	**-**	-	**(13,514)**	-
Plan Participant Contributions	**-**	-	**1,357**	869
Actuarial (Gain) Loss	**170,148**	28,477	**4,781**	2,992
Benefits Paid	**(71,892)**	(73,195)	**(23,675)**	(26,869)
Projected Benefit Obligation at End of Year	**$1,108,427**	$ 938,269	**$ 180,609**	$ 200,114
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	**$ 797,258**	$ 964,140	**$ -**	$ -
Actual Return on Plan Assets	**104,171**	(95,538)	**-**	-
Plan Participant Contributions	**-**	-	**1,357**	869
Employer Contributions	**1,953**	1,851	**22,318**	26,000
Benefits Paid	**(71,892)**	(73,195)	**(23,675)**	(26,869)
Fair Value of Plan Assets at End of Year	**$ 831,490**	$ 797,258	**$ -**	$ -
Funded Status:				
Plan Assets (Less Than) in Excess of Projected Benefit Obligation	**$ (276,937)**	$ (141,011)	**$ (180,609)**	$ (200,114)
Amounts Recognized on the Balance Sheets:				
Accrued Pension Cost	**$ (274,737)**	$ (138,811)	**$ -**	$ -
Accrued Wages and Salaries	**(2,200)**	(2,200)	**-**	-
Accrued Postretirement Health Care Obligation	**-**	-	**(135,978)**	(155,443)
Accrued Liabilities	**-**	-	**(22,847)**	(26,343)
Accrued Employee Benefits	**-**	-	**(21,784)**	(18,328)
Net Amount Recognized at End of Year	**$ (276,937)**	$ (141,011)	**$ (180,609)**	$ (200,114)
Amounts Recognized in Accumulated Other Comprehensive Income (Loss):				
Transition Assets (Obligation)	**$ (15)**	$ (20)	**$ -**	$ -
Net Actuarial Loss	**(275,437)**	(187,680)	**(59,830)**	(63,088)
Prior Service Credit (Cost)	**(5,758)**	(7,629)	**9,858**	2,310
Net Amount Recognized at End of Year	**$ (281,210)**	$ (195,329)	**$ (49,972)**	$ (60,778)

The accumulated benefit obligation for all defined benefit pension plans was $1,055 million and $907 million at June 27, 2010 and June 28, 2009, respectively.

The following table summarizes the plans' income and expense for the three years indicated (in thousands):

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	**2010**	2009	2008
Components of Net Periodic (Income) Expense:						
Service Cost-Benefits Earned During the Year	**$ 11,197**	$ 11,507	$ 12,037	**$ 604**	$ 721	$ 1,486
Interest Cost on Projected Benefit Obligation	**60,705**	61,210	60,326	**10,942**	12,487	13,760
Expected Return on Plan Assets	**(81,021)**	(83,331)	(81,344)	**-**	-	-
Amortization of:						
Transition Obligation	**8**	8	8	**-**	-	42
Prior Service Cost (Credit)	**3,068**	3,348	3,290	**(1,140)**	(876)	(849)
Actuarial Loss	**3,171**	558	5,368	**10,418**	9,840	10,861
Net Periodic (Income) Expense	**$ (2,872)**	$ (6,700)	$ (315)	**$ 20,824**	$ 22,172	$ 25,300

Significant assumptions used in determining net periodic (income) expense for the fiscal years indicated are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	**2010**	2009	2008
Discount Rate	**6.75%**	7.0%	6.35%	**6.00%**	6.40%	6.09%
Expected Return on Plan Assets	**8.75%**	8.75%	8.75%	**n/a**	n/a	n/a
Compensation Increase Rate	**3.0-4.0%**	3.0-4.0%	3.0-5.0%	**n/a**	n/a	n/a

The amounts in Accumulated Other Comprehensive Income that are expected to be recognized as components of net periodic (income) expense during the next fiscal year are as follows (in thousands):

	Pension Plans	Other Postretirement Plans
Transition Obligation	$ 8	$ -
Prior Service Cost (Credit)	3,059	(2,782)
Net Actuarial Loss	17,909	11,129

The "Other Postretirement Benefit" plans are unfunded.

On May 14, 2010, the Company notified retirees and certain retirement eligible employees of various changes to the company-sponsored retiree medical plans. The purpose of the amendments was to better align the plans offered to both hourly and salaried retirees. On August 16, 2010, a putative class of retirees who retired prior to August 1, 2006 and the United Steel Workers filed a complaint in the Eastern District of Wisconsin (Merrill, Weber, Carpenter, et al.; United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO/CLC v. Briggs & Stratton Corporation; Group Insurance Plan of Briggs & Stratton Corporation; and Does 1 through 20, Docket No. 10-C-0700), contesting the Company's right to make these changes. In addition to a request for class certification, the complaint seeks an injunction preventing the alleged unilateral termination or reduction in insurance coverage to the class of retirees, a permanent injunction preventing defendants from ever making changes to the retirees' insurance coverage, restitution with interest (if applicable) and attorneys' fees and costs. The Company is currently evaluating the complaint and believes the changes are within its rights. However, at this early stage, no determination can be made as to the likely outcome of this matter.

For measurement purposes an 9.0% annual rate of increase in the per capita cost of covered health care claims was assumed for the Company for the fiscal year 2010 decreasing gradually to 4.5% for the fiscal year 2028. The health care cost trend rate assumptions have a significant effect on the amounts reported. An increase of one percentage point, would increase the accumulated postretirement benefit by $5.1 million and

would increase the service and interest cost by $0.5 million for fiscal 2010. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $5.0 million and decrease the service and interest cost by $0.5 million for the fiscal year 2010.

As discussed in Note 19 in the Notes to the Consolidated Financial Statements, the Company closed its Jefferson and Watertown, WI production facilities during fiscal 2010. The closure of these facilities resulted in the termination of certain employees, and the related impact on unrecognized prior service costs, unrecognized losses and the projected benefit obligation resulted in a net curtailment loss of $1.2 million in fiscal 2009.

Plan Assets

A Board of Directors appointed Investment Committee ("Committee") manages the investment of the pension plan assets. The Committee has established and operates under an Investment Policy. It determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets. The Investment Policy prohibits certain investment transactions, such as lettered stock, commodity contracts, margin transactions and short selling, unless the Committee gives prior approval. The Company's pension plan's asset allocations and target allocations at June 27, 2010 and June 28, 2009, by asset category are as follows:

		Plan Assets at Year-end	
Asset Category	Target %	**2010**	2009
Cash	0%-2%	**4%**	8%
Domestic Bonds	30%-50%	**31%**	27%
Non-Investment Grade Bonds	0%-5%	**0%**	0%
Non-US Bonds	0%-10%	**0%**	0%
Domestic Equities	20%-40%	**20%**	18%
Global & International Equities	5%-10%	**7%**	9%
Alternative & Absolute Return	20%-30%	**35%**	34%
Real Estate	0%-5%	**3%**	4%
		100%	100%

The plan's investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plan primarily minimizes the risk of large losses through diversification of investments by asset class, by investing in different types of styles within the classes and by using a number of different managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its consultant.

The plan's expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plan's investments. These expectations are based on the plan's historical returns and expected returns for the asset classes in which the plan is invested.

The fair value of the major categories of the pension plans' investments are presented below (in thousands). The inputs and valuation techniques used to measure the fair value of the assets are consistently applied and described in Note 4.

Category		Total	Level 1	Level 2	Level 3
Short-term Investments:		$ 41,951	$ -	$ 41,951	$ -
Fixed Income Securities:					
Domestic bonds collective trusts		259,198	-	259,198	-
Corporate bonds and notes		177	-	177	-
Equity Securities:					
U.S. common stocks		161,125	161,125	-	-
International mutual funds		31,130	-	31,130	-
Other Investments:					
Venture Capital funds	(A)	136,179	-	-	136,179
Debt funds	(B)	89,552	-	-	89,552
Real Estate funds	(C)	40,041	-	-	40,041
Private Equity funds	(D)	38,973	-	-	38,973
Other funds	(E)	35,026	-	-	35,026
Total Investments		$ 833,352	$ 161,125	$ 332,456	$ 339,771
Securities lending collateral pools	(F)	84,052	-	84,052	-
Cash and other		1,104	1,104	-	-
Total Assets at Fair Value		$ 918,508	$ 162,229	$ 416,508	$ 339,771
Securities lending collateral pools	(F)	(87,018)	-	(87,018)	-
Total Liabilities at Fair Value		$ (87,018)	-	$ (87,018)	-
Fair Value of Plan Assets at End of Year		$ 831,490	$ 162,229	$ 329,490	$ 339,771

(A) This category invests in a combination of public and private securities of companies in financial distress, spin-offs, or new projects focused on technology and manufacturing.

(B) This fund primarily invests in the debt of various entities including corporations and governments in emerging markets, mezzanine financing, or entities that are undergoing, are considered likely to undergo or have undergone a reorganization.

(C) This category invests primarily in real estate related investments, including real estate properties, securities of real estate companies and other companies with significant real estate assets as well as real estate related debt and equity securities.

(D) Primarily represents investments in all sizes of mostly privately held operating companies in the following core industry sectors: healthcare, energy, financial services, technology-media-telecommunications and industrial and consumer.

(E) This category invests in hedge funds.

(F) This category comprises pools of cash like debt securities and floating rate notes having a maturity or average life of three years or less, with a final payment of principal occurring in five years or less. Some of the investments are collateralized mortgage-backed securities whose maturities have been extended. This category's fair value is determined based on the net book value of the plan's pro-rated share of the collateral pool.

The following table presents the changes in Level 3 investments for the pension plan (in thousands).

Changes in Level 3 Investments for the Year Ended June 27, 2010

Category	June 28, 2009 Fair Value	Purchases, Sales, Issuances, and Settlements	Realized and Unrealized Gain (Loss)	June 27, 2010 Fair Value (a)
Venture Capital funds	$ 133,556	$ (10,535)	$ 13,158	$ 136,179
Debt funds	70,711	2,771	16,070	89,552
Real Estate funds	38,044	1,413	584	40,041
Private Equity funds	37,392	1,163	418	38,973
Other funds	33,606	-	1,420	35,026
	$ 313,309	**$ (5,188)**	**$ 31,650**	**$ 339,771**

(a) There were no transfers in or out of Level 3 during the year ended June 27, 2010.

Contributions

The Company is not required to make any contributions to the pension plans in fiscal 2011.

Estimated Future Benefit Payments

Projected benefit payments from the plans as of June 27, 2010 are estimated as follows (in thousands):

	Pension Benefits		Other Postretirement Benefits		
Year Ending	Qualified	Non-Qualified	Retiree Medical	Retiree Life	LTD
2011	$ 69,774	$ 2,226	$ 22,540	$ 1,142	$ 192
2012	70,024	2,207	22,131	1,176	175
2013	70,142	2,182	21,087	1,206	167
2014	70,208	2,159	19,253	1,236	157
2015	70,496	3,316	16,702	1,264	159
2016-2020	353,255	16,626	58,263	6,658	822

Defined Contribution Plans

Employees of the Company may participate in a defined contribution savings plan that allows participants to contribute a portion of their earnings in accordance with plan specifications. A maximum of 1-1/2% to 3-1/2% of each participant's salary, depending upon the participant's group, is matched by the Company. Some of these Company matching contributions ceased July 1, 2009 and were reinstated effective January 1, 2010. Additionally, certain employees may receive Company nonelective contributions equal to 2% of the employee's salary. The Company contributions totaled $7.6 million in 2010, $8.1 million in 2009 and $6.6 million in 2008.

Postemployment Benefits

The Company accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits apply only to employees who become disabled while actively employed, or who terminate with at least thirty years of service and retire prior to age sixty-five. The items include disability payments, life insurance and medical benefits. These amounts are also discounted using a 4.60% interest rate for fiscal year 2010 and 6.00% for fiscal year 2009. Amounts are included in Accrued Employee Benefits in the Consolidated Balance Sheets.

(16) Disclosures About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Foreign Loans, Accrued Liabilities and Income Taxes Payable: The carrying amounts approximate fair market value because of the short maturity of these instruments.

Long-Term Debt: The fair market value of the Company's long-term debt is estimated based on market quotations at year-end.

The estimated fair market values of the Company's Long-Term Debt is (in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-Term Debt -				
8.875% Notes Due 2011	**$ 203,460**	**$ 215,733**	$ 247,104	$ 259,537
Borrowings on Revolving Credit Facility	**$ -**	**$ -**	$ 34,000	$ 34,000

(17) Assets Held for Sale:

On July 1, 2009 the Company announced a plan to close its Jefferson and Watertown, Wisconsin manufacturing facilities in fiscal 2010. At June 27, 2010, the Company had $4.0 million included in Assets Held for Sale in its Consolidated Balance Sheets consisting of certain assets related to the Jefferson, WI production facility. Prior to the closure, the facility manufactured all portable generator and pressure washer products marketed and sold by the Company within its Power Products segment.

(18) Separate Financial Information of Subsidiary Guarantors of Indebtedness:

In May 2001, the Company issued $275 million of 8.875% senior notes.

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Revolver has a term of five years and all outstanding borrowings on the Revolver are due and payable on July 12, 2012. The Revolver contains covenants that the Company considers usual and customary for an agreement of this type, including a Maximum Total Leverage Ratio and Minimum Interest Coverage Ratio. Certain of the Company's subsidiaries are required to be guarantors of the Company's obligations under the Revolver.

Under the terms of the Company's 8.875% senior notes and the Revolver (collectively, the "Domestic Indebtedness"), Briggs & Stratton Power Products Group, LLC is the joint and several guarantor of the Domestic Indebtedness (the "Guarantor"). The guarantees are full and unconditional guarantees. Additionally, if at any time a domestic subsidiary of the Company constitutes a significant domestic subsidiary, then such domestic subsidiary will also become a guarantor of the Domestic Indebtedness. Currently, all of the Domestic Indebtedness is unsecured. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantor is obligated to pay the outstanding Domestic Indebtedness. The Company had the following outstanding amounts related to the guaranteed debt (in thousands):

	June 27, 2010	
	Carrying Amount	Maximum Guarantee
8.875% Senior Notes, due March 15, 2011	$ 203,460	$ 203,764
Revolving Credit Facility, expiring July 2012	$ -	$ 500,000

Notes . . .

The following condensed supplemental consolidating financial information reflects the summarized financial information of Briggs & Stratton, its Guarantors and Non-Guarantor Subsidiaries (in thousands):

BALANCE SHEET: As of June 27, 2010	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current Assets	$ 495,890	$ 369,714	$ 210,764	$ (170,726)	$ 905,642
Investment in Subsidiary	677,242	-	-	(677,242)	-
Noncurrent Assets	484,869	284,749	47,399	(32,602)	784,415
	$ 1,658,001	$ 654,463	$ 258,163	$ (880,570)	$ 1,690,057
Current Liabilities	$ 607,295	$ 37,530	$ 89,412	$ (170,726)	$ 563,511
Other Long-Term Obligations	400,129	74,868	33,573	(32,602)	475,969
Shareholders' Equity	650,577	542,065	135,177	(677,242)	650,577
	$ 1,658,001	$ 654,463	$ 258,163	$ (880,570)	$ 1,690,057
As of June 28, 2009					
Current Assets	$ 447,878	$ 378,806	$ 243,983	$ (214,147)	$ 856,520
Investment in Subsidiary	693,119	-	-	(693,119)	-
Noncurrent Assets	454,694	301,229	50,964	(44,384)	762,503
	$ 1,595,691	$ 680,035	$ 294,947	$ (951,650)	$ 1,619,023
Current Liabilities	$ 348,483	$ 47,020	$ 117,733	$ (214,147)	$ 299,088
Long-Term Debt	281,104	-	-	-	281,104
Other Long-Term Obligations	271,421	72,198	44,912	(44,384)	344,147
Shareholders' Equity	694,683	560,817	132,302	(693,119)	694,684
	$ 1,595,691	$ 680,035	$ 294,947	$ (951,650)	$ 1,619,023

Notes . . .

STATEMENT OF EARNINGS: For the Fiscal Year Ended June 27, 2010	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,299,283	$ 740,336	$ 279,134	$ (290,882)	$ 2,027,872
Cost of Goods Sold	1,039,021	683,061	216,736	(290,882)	1,647,937
Gross Profit	260,262	57,275	62,398	-	379,935
Engineering, Selling, General and Administrative Expenses	164,358	76,572	39,318	-	280,248
Litigation Settlement	30,600	-	-	-	30,600
Equity in Earnings from Subsidiaries	(20,688)	-	-	20,688	-
Income (Loss) from Operations	85,992	(19,297)	23,080	(20,688)	69,087
Interest Expense	(26,218)	(96)	(155)	-	(26,469)
Other Income (Expense), Net	(7,644)	158	13,942	-	6,455
Income (Loss) Before Provision for Income Taxes	52,130	(19,235)	36,867	(20,688)	49,073
Provision (Credit) for Income Taxes	15,515	(6,962)	3,904	-	12,458
Net Income (Loss)	$ 36,615	$ (12,275)	$ 32,963	$ (20,688)	$ 36,615
For the Fiscal Year Ended June 28, 2009					
Net Sales	$ 1,316,402	$ 819,826	$ 299,200	$ (343,239)	$ 2,092,189
Cost of Goods Sold	1,083,065	767,615	246,494	(343,239)	1,753,935
Impairment Charge	-	4,575	-	-	4,575
Gross Profit	233,337	47,636	52,706	-	333,679
Engineering, Selling, General and Administrative Expenses	148,811	75,801	40,726	-	265,338
Equity in Loss from Subsidiaries	8,644	-	-	(8,644)	-
Income (Loss) from Operations	75,882	(28,165)	11,980	8,644	68,341
Interest Expense	(30,657)	(166)	(324)	-	(31,147)
Other Income (Expense), Net	2,947	286	(18)	-	3,215
Income (Loss) Before Provision for Income Taxes	48,172	(28,045)	11,638	8,644	40,409
Provision (Credit) for Income Taxes	16,200	(9,939)	2,176	-	8,437
Net Income (Loss)	$ 31,972	$ (18,106)	$ 9,462	$ 8,644	$ 31,972
For the Fiscal Year Ended June 29, 2008					
Net Sales	$ 1,372,382	$ 831,024	$ 250,046	$ (302,059)	$ 2,151,393
Cost of Goods Sold	1,134,860	802,254	209,022	(302,399)	1,844,077
Gross Profit	237,522	28,770	41,024	-	307,316
Engineering, Selling, General and Administrative Expenses	165,625	79,946	35,405	-	280,976
Equity in Loss from Subsidiaries	25,264	-	-	(25,264)	-
Income (Loss) from Operations	46,633	(51,176)	5,619	25,264	26,340
Interest Expense	(37,615)	(219)	(289)	-	(38,123)
Other Income, Net	38,851	1,628	913	-	41,392
Income (Loss) Before Provision for Income Taxes	47,869	(49,767)	6,243	25,264	29,609
Provision (Credit) for Income Taxes	25,269	(20,561)	2,301	-	7,009
Net Income (Loss)	$ 22,600	$ (29,206)	$ 3,942	$ 25,264	$ 22,600

Notes . . .

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 27, 2010	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 36,615	$ (12,275)	$ 32,963	$ (20,688)	$ 36,615
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	42,358	18,472	5,402	-	66,232
Stock Compensation Expense	6,975	-	-	-	6,975
Earnings of Unconsolidated Affiliates, Net of Dividends	(254)	-	188	-	(66)
Equity in Earnings from Subsidiaries	(20,688)	-	-	20,688	-
Loss on Disposition of Plant and Equipment	1,544	489	92	-	2,125
Long-Term Intercompany Notes	11,782	-	(11,782)	-	-
Loss on Curtailment of Employee Benefits					
(Provision) Credit for Deferred Income Taxes	7,033	(2,993)	(285)	-	3,755
Change in Operating Assets and Liabilities:					
Decrease in Receivables	(9,664)	5,393	16,594	(36,753)	(24,430)
Decrease in Inventories	59,326	5,705	10,745	613	76,389
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(2,302)	3,113	221	-	1,032
Decrease in Accounts Payable, Accrued Liabilities and Income Taxes	46,242	12,705	(30,754)	39,754	67,947
Change in Accrued Pension	(4,810)	-	2	-	(4,808)
Other, Net	5,611	4,010	2,354	-	11,975
Net Cash Provided by Operating Activities	179,767	34,619	25,740	3,615	243,741
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(28,903)	(11,494)	(4,046)	-	(44,443)
Proceeds Received on Disposition of Plant and Equipment	220	40	16	-	276
Cash Paid for Acquisition, Net of Cash Received	-				
Cash Investment in Subsidiary	26,305	-	2,627	(28,932)	-
Other, Net	(144)	-	612	(612)	(144)
Net Cash Used by Investing Activities	(2,522)	(11,454)	(791)	(29,544)	(44,311)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Repayments on Loans, Notes Payable and Long-Term Debt	(56,647)	(20,790)	2,204	(3,003)	(78,236)
Cash Dividends Paid	(22,125)	-	-	-	(22,125)
Stock Option Exercise Proceeds and Tax Benefits	864	-	-	-	864
Capital Contributions Received	-	-	(28,932)	28,932	-
Net Cash Used by Financing Activities	(77,908)	(20,790)	(26,728)	25,929	(99,497)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	629	-	629
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	99,337	2,375	(1,150)	-	100,562
Cash and Cash Equivalents, Beginning of Year	1,541	1,301	13,150	-	15,992
Cash and Cash Equivalents, End of Year	$ 100,880	$ 3,675	$ 11,999	$ -	$ 116,554

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 28, 2009	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 31,972	$ (18,106)	$ 9,462	$ 8,644	$ 31,972
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	44,476	18,758	4,569	-	67,803
Stock Compensation Expense	3,999	-	-	-	3,999
Earnings of Unconsolidated Affiliates, Net of Dividends	3,559	-	126	-	3,685
Impairment Charge	-	4,575	-	-	4,575
Equity in Loss from Subsidiaries	8,644	-	-	(8,644)	-
Loss on Disposition of Plant and Equipment	1,959	516	39	-	2,514
Long-Term Intercompany Notes	(44,384)	-	44,384	-	-
Loss on Curtailment of Employee Benefits	1,190	-	-	-	1,190
(Provision) Credit for Deferred Income Taxes	27,624	(20,354)	98	-	7,368
Change in Operating Assets and Liabilities:					
Decrease in Receivables	75,859	413,751	1,860	(431,661)	59,809
Decrease in Inventories	22,808	35,295	3,339	368	61,810
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(15,647)	1,687	808	-	(13,152)
Decrease in Accounts Payable, Accrued Liabilities and Income Taxes	(54,470)	(377,898)	(24,771)	411,821	(45,318)
Change in Accrued/Prepaid Pension	(8,465)	-	24	-	(8,441)
Other, Net	566	(10,530)	4,937	(367)	(5,394)
Net Cash Provided by Operating Activities	99,690	47,694	44,875	(19,839)	172,420
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(27,166)	(10,994)	(4,867)	-	(43,027)
Proceeds Received on Disposition of Plant and Equipment	1,325	2,316	18	-	3,659
Cash Paid for Acquisition, Net of Cash Received	-	-	(24,757)	-	(24,757)
Cash Investment in Subsidiary	(5,899)	-	(200)	6,099	-
Other, Net	(348)	-	-	-	(348)
Net Cash Used by Investing Activities	(32,088)	(8,678)	(29,806)	6,099	(64,473)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Repayments on Loans, Notes Payable and Long-Term Debt	(30,447)	(38,804)	(35,665)	19,839	(85,077)
Cash Dividends Paid	(38,171)	-	-	-	(38,171)
Capital Contributions Received	-	-	6,099	(6,099)	-
Net Cash Used by Financing Activities	(68,618)	(38,804)	(29,566)	13,740	(123,248)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	(1,175)	-	(1,175)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,016)	212	(15,672)	-	(16,476)
Cash and Cash Equivalents, Beginning of Year	2,557	1,089	28,822	-	32,468
Cash and Cash Equivalents, End of Year	$ 1,541	$ 1,301	$ 13,150	$ -	$ 15,992

Notes . . .

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 29, 2008	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 22,600	$ (29,206)	$ 3,942	$ 25,264	$ 22,600
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	45,308	19,809	3,769	-	68,886
Stock Compensation Expense	4,563	-	-	-	4,563
Earnings of Unconsolidated Affiliates, Net of Dividends	(758)	-	(30)	-	(788)
Equity in Loss from Subsidiaries	25,264	-	-	(25,264)	-
(Gain) Loss on Disposition of Plant and Equipment	1,010	1,728	(30)	-	2,708
Gain on Sale of Investment	(36,960)	-	-	-	(36,960)
Gain on Curtailment of Employee Benefits	-	(13,288)	-	-	(13,288)
(Provision) Credit for Deferred Income Taxes	25,628	(14,921)	(201)	-	10,506
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	5,221	(113,597)	(26,155)	141,437	6,906
(Increase) Decrease in Inventories	3,126	19,745	(3,572)	(909)	18,390
Decrease in Prepaid Expenses and Other Current Assets	6,809	2,802	343	-	9,954
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	6,985	86,679	16,813	(132,634)	(22,157)
Change in Accrued/Prepaid Pension	(2,325)	38	29	-	(2,258)
Other, Net	(4,571)	(3,346)	(4,035)	4,179	(7,773)
Net Cash Provided (Used) by Operating Activities	101,900	(43,557)	(9,127)	12,073	61,289
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(34,805)	(28,575)	(2,133)	-	(65,513)
Proceeds Received on Disposition of Plant and Equipment	434	120	126	-	680
Proceeds Received on Sale of Investment	66,011	-	-	-	66,011
Cash Investment in Subsidiary	(2,524)	-	(202)	2,726	-
Other, Net	(503)	-	-	-	(503)
Net Cash Provided (Used) by Investing Activities	28,613	(28,455)	(2,209)	2,726	675
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans, Notes Payable and Long-Term Debt	(92,883)	74,118	11,776	(12,073)	(19,062)
Issuance Cost of Amended Revolver	(1,286)	-	-	-	(1,286)
Cash Dividends Paid	(43,560)	-	-	-	(43,560)
Capital Contributions Received	-	383	2,343	(2,726)	-
Stock Option Exercise Proceeds and Tax Benefits	991	-	-	-	991
Net Cash Provided (Used) by Financing Activities	(136,738)	74,501	14,119	(14,799)	(62,917)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	3,952	-	3,952
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,225)	2,489	6,735	-	2,999
Cash and Cash Equivalents, Beginning of Year	8,785	(1,402)	22,086	-	29,469
Cash and Cash Equivalents, End of Year	$ 2,560	$ 1,087	$ 28,821	$ -	$ 32,468

In prior periods the Company reported eliminations of intercompany gross profit and other income (expense) in the Eliminations column within the "Separate Financial Information of Subsidiary Guarantors of Indebtedness" footnote. Under equity accounting, these amounts should be reflected in the Briggs & Stratton Corporation (the "Parent") column. In the current period the Company has revised these disclosures to reflect the elimination of intercompany gross profit and other income (expense) within the Parent Column. The impact of the revision for fiscal years 2009 and 2008 was an increase of $1,553 and a decrease of $4,954, respectively, to net income of the Parent column. The offsetting impact was to the Eliminations column. The Company considers these revisions to be immaterial to the Separate Financial Information of Subsidiary Guarantors of Indebtedness as a whole.

The aforementioned revisions also affected the Statements of Cash Flows for the Parent column, the Non-Guarantor Subsidiaries column and the Eliminations column. The Parent column net cash provided (used) by operating activities decreased by $5,605 and by $3,295 for fiscal years 2009 and 2008, respectively. The Parent column net cash provided (used) by investing activities increased by $5,605 and by $3,295 for fiscal years 2009 and 2008, respectively. The Non-Guarantor Subsidiaries column net cash provided (used) by operating activities increased by $367 and net cash provided (used) by financing activities decreased by $367 in fiscal year 2009. The Eliminations column net cash provided (used) by operating activities increased by $5,238 and by $3,295 for fiscal years 2009 and 2008, respectively. The Eliminations column net cash provided (used) by investing activities decreased by $5,605 and by $3,295 for fiscal years 2009 and 2008, respectively. The Eliminations column net cash used by financing activities increased by $367 in fiscal year 2009. The Company considers these revisions to be immaterial to the Separate Financial Information of Subsidiary Guarantors of Indebtedness as a whole.

(19) Impairment and Disposal Charges:

Impairment charges were recognized in the Consolidated Statements of Earnings, in the Power Products segment, for $4.6 million pretax ($2.8 million after tax) during fiscal 2009 related to the closure of the Jefferson and Watertown, WI manufacturing facilities. Additionally, a $1.2 million pretax ($0.7 million after tax) curtailment loss for employee benefits was recorded in fiscal 2009, as further discussed in Note 15 of the Notes to the Consolidated Financial Statements. Prior to the closure, these facilities manufactured all portable generator, home standby generator and pressure washer products marketed and sold by the Company. This production was consolidated into existing United States engine and lawn and garden product facilities to optimize plant utilization and achieve better integration between engine and end product design, manufacturing and distribution.

(20) Casualty Event:

On December 1, 2008, a fire destroyed inventory and equipment in a leased warehouse facility in Dyersburg, TN. The destroyed facility supported the lawn and garden manufacturing operations in Newbern, TN where production was temporarily suspended as replacement parts and components were expedited. Production at the Newbern plant has since resumed to normal levels.

Assets lost in the fire were valued at approximately $24.9 million. Total insurance installment proceeds received were $2.6 million and $22.0 million in fiscal 2010 and 2009, respectively. All property losses incurred were covered under property insurance policies subject to a deductible of $0.3 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Briggs & Stratton Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and its subsidiaries at June 27, 2010 and June 28, 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **PricewaterhouseCoopers LLP**
Milwaukee, Wisconsin
August 26, 2010

Quarterly Financial Data, Dividend and Market Information (Unaudited)

Quarter Ended	Net Sales (In Thousands)	Gross Profit (In Thousands)	Net Income (Loss) (In Thousands)
Fiscal 2010			
September	**$ 324,608**	**$ 52,390**	**$ (8,687)**
December	**393,049**	**70,650**	**3,025**
March	**694,575**	**140,482**	**24,073**
June	**615,641**	**116,413**	**18,203**
Total	**$ 2,027,872**	**$ 379,935**	**$ 36,615**
Fiscal 2009			
September	$ 458,151	$ 64,719	$ (1,956)
December	477,481	75,897	3,192
March	673,794	112,070	25,411
June	482,763	80,993	5,325
Total	$ 2,092,189	$ 333,679	$ 31,972

Quarter Ended	Per Share of Common Stock: Net Income (Loss) (1)	Dividends Declared	Market Price Range on New York Stock Exchange: High	Low
Fiscal 2010				
September	**$ (0.18)**	**$ .11**	**$ 21.48**	**$ 12.89**
December	**0.06**	**.11**	**23.34**	**17.92**
March	**0.48**	**.11**	**20.38**	**15.68**
June	**0.36**	**.11**	**24.26**	**18.37**
Total	**$ 0.73**	**$ .44**		
Fiscal 2009				
September	$ (.04)	$ .22	$ 21.51	$ 11.20
December	.06	.22	17.53	11.30
March	.51	.22	18.78	11.13
June	.11	.11	17.99	13.20
Total	$ .64	$ .77		

The number of record holders of Briggs & Stratton Corporation Common Stock on August 23, 2010 was 3,428.

Net Income (Loss) per share of Common Stock represents Diluted Earnings per Share.

(1) Refer to Note 2 of the Notes to Consolidated Financial Statements, for information about Diluted Earnings per Share. Amounts may not total because of differing numbers of shares outstanding at the end of each quarter.

(2) As disclosed in Note 11, the third quarter of fiscal 2010 included a $30.6 million pretax charge ($18.7 million after tax or $0.37 per diluted share) for a litigation settlement.

(3) As disclosed in Note 19, the fourth quarter of fiscal 2009 included a $5.8 million pretax charge ($3.5 million after tax or $0.07 per diluted share) for plant closure costs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of June 27, 2010, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Executive Officers. Reference is made to "Executive Officers of Registrant" in Part I after Item 4.

(b) Directors. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, under the caption "Election of Directors", and is incorporated herein by reference.

(c) Section 16 Compliance. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", and is incorporated herein by reference.

(d) Audit Committee Financial Expert. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders,

under the caption "Corporate Governance – Audit Committee", and is incorporated herein by reference.

(e) Identification of Audit Committee. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, under the caption "Corporate Governance – Audit Committee", and is incorporated herein by reference.

(f) Code of Ethics. Briggs & Stratton has adopted a written code of ethics, referred to as the Briggs & Stratton Business Integrity Manual applicable to all directors, officers and employees, which includes provisions related to accounting and financial matters applicable to the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Controller. The Briggs & Stratton Business Integrity Manual is available on the Company's corporate website at www.briggsandstratton.com. If the Company makes any substantive amendment to, or grants any waiver of, the code of ethics for any director or officer, Briggs & Stratton will disclose the nature of such amendment or waiver on its corporate website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, concerning this item, under the captions "Compensation Committee Report", "Compensation Discussion and Analysis", "Compensation Tables", "Agreements with Executives", and "Director Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, concerning this item, under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, concerning this item, under the captions "Corporate Governance – Director Independence" and "Corporate Governance – Audit Committee" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2010 Annual Meeting of Shareholders, under the captions "Independent Auditors Fees" and "Corporate Governance – Audit Committee", and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following financial statements are included under the caption "Financial Statements and Supplementary Data" in Part II, Item 8 and are incorporated herein by reference:

Consolidated Balance Sheets, June 27, 2010 and June 28, 2009

For the Fiscal Years Ended June 27, 2010, June 28, 2009 and June 29, 2008:

Consolidated Statements of Earnings
Consolidated Statements of Shareholders' Investment
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

   Schedule II – Valuation and Qualifying Accounts

   All other financial statement schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions.

3. Exhibits

   Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

FOR FISCAL YEARS ENDED JUNE 27, 2010, JUNE 28, 2009 AND JUNE 29, 2008

Reserve for Doubtful Accounts Receivable	Balance Beginning of Year	Additions Charged to Earnings	Charges to Reserve, Net	Balance End of Year
2010	$7,360,000	7,399,000	(3,442,000)	$11,317,000
2009	$5,607,000	3,558,000	(1,805,000)	$7,360,000
2008	$4,102,000	4,484,000	(2,979,000)	$5,607,000

Deferred Tax Assets Valuation Allowance	Balance Beginning of Year	Allowance Established for New Operating and Other Loss Carryforwards	Allowance Reserved for Loss Carryforwards Utilized and Other Adjustments	Balance End of Year
2010	$6,712,000	2,418,000	-	$9,130,000
2009	$3,788,000	2,924,000	-	$6,712,000
2008	$ -	3,788,000	-	$3,788,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGGS & STRATTON CORPORATION

By /s/ David J. Rodgers
David J. Rodgers
Senior Vice President and
Chief Financial Officer

August 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

/s/ Todd J. Teske
Todd J. Teske
President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ David J. Rodgers
David J. Rodgers
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ William F. Achtmeyer
William F. Achtmeyer
Director

/s/ Michael E. Batten
Michael E. Batten
Director

/s/ David L. Burner
David L. Burner
Director

/s/ Keith R. McLoughlin
Keith R. McLoughlin
Director

/s/ Robert J. O'Toole
Robert J. O'Toole
Director

/s/ John S. Shiely
John S. Shiely
Director

/s/ Charles I. Story
Charles I. Story
Director

/s/ Brian C. Walker
Brian C. Walker
Director

*Each signature affixed as of August 26, 2010.

BRIGGS & STRATTON CORPORATION
(Commission File No. 1-1370)

EXHIBIT INDEX
2010 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Document Description
3.1	Articles of Incorporation. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended October 2, 1994 and incorporated by reference herein.)
3.1 (a)	Amendment to Articles of Incorporation. (Filed as Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended September 26, 2004 and incorporated by reference herein.)
3.2	Bylaws, as amended and restated as adopted April 15, 2009. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended March 29, 2009 and incorporated by reference herein.)
4.0	Rights Agreement dated as of August 7, 1996, as amended through August 12, 2009, between Briggs & Stratton Corporation and National City Bank which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (Filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A/A dated as of August 17, 2009 and incorporated by reference herein.)
4.1	Amendment to Rights Agreement, dated as of October 13, 2009 between Briggs & Stratton Corporation and National City Bank. (Filed as Exhibit 4.2 to Amendment No. 3 to the Registration Statement on Form 8-A/A of the Company dated as of October 13, 2009 and incorporated herein by reference.)
4.2	Amendment to Rights Agreement, effective October 22, 2009. (Filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 2009 and incorporated herein by reference.)
4.6	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 8.875% Senior Notes due March 15, 2011 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.9 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.7	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.10 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.8	First Supplemental Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee under the Indenture dated as of June 4, 1997. (Filed as Exhibit 4.12 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)

Exhibit Number	Document Description
4.9	Form of Indenture Supplement to Add a Subsidiary Guarantor dated as of May 15, 2001 among each Subsidiary Guarantor (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.13 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
10.0*	Amended and Restated Form of Officer Employment Agreement. (Filed as Exhibit 10.0 to the Company's Report on Form 8-K dated December 8, 2008 and incorporated by reference herein.)
10.1*	Amended and Restated Supplemental Executive Retirement Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.2*	Amended and Restated Economic Value Added Incentive Compensation Plan. (Filed herewith.)
10.3*	Amended and Restated Form of Change of Control Employment Agreement. (Filed as Exhibit 10.3 to the Company's Report on Form 10-K for fiscal year ended June 28, 2009 and incorporated herein by reference.)
10.3 (a)	Amended and Restated Form of Change of Control Employment Agreement for new officers of the Company. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated October 14, 2009 and incorporated by reference herein.)
10.4*	Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees upon the occurrence of a change in control. (Filed as Exhibit 10.5 (a) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.4 (a)*	Amendment to Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees. (Filed as Exhibit 10.5 (b) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.5*	1999 Amended and Restated Stock Incentive Plan. (Filed as Exhibit A to the Company's 1999 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (a)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.5 (b)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.5 (c) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.5 (c)*	Amended and Restated Briggs & Stratton Corporation Incentive Compensation Plan. (Filed herewith.)
10.6*	Amended and Restated Briggs & Stratton Premium Option and Stock Award Program as is effective beginning with plan year 2010. (Filed herewith.)
10.6 (a)*	Amended Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (d) to the Company's Report on Form 10-K for year ended June 28, 2009 and incorporated herein by reference.)

Exhibit Number	Document Description
10.6 (b)*	Amended Form of Restricted Stock Award Agreement Under the Premium Option and Stock Award Program. (Filed herewith.)
10.6 (c)*	Amended Form of Deferred Stock Award Agreement Under the Premium Option and Stock Award Program. (Filed herewith.)
10.7*	Amended and Restated Powerful Solution Incentive Compensation Program. (Filed as Exhibit 10.7 to the Company's Report on Form 10-K for fiscal year ended June 29, 2008 and incorporated by reference herein.)
10.8*	Amended and Restated Supplemental Employee Retirement Plan. (Filed as Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.9	Briggs & Stratton Corporation Incentive Compensation Plan Performance Share Award Agreement, effective immediately. (Filed herewith.)
10.11*	Amended and Restated Deferred Compensation Plan for Directors. (Filed as Exhibit 10.6 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.11 (a)*	Amendment to the Deferred Compensation Plan for Directors. (Filed as Exhibit 10.11 to the Company's Report on Form 10-Q for the quarter ended December 28, 2008 and incorporated by reference herein.)
10.12*	Amended and Restated Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.12 (a)*	Form of Director's Stock Option Agreement under the Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)
10.13*	Summary of Director Compensation. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.13 (a)*	Summary of Changes to Director Compensation. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.14*	Executive Life Insurance Plan. (Filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.14 (a)*	Amendment to Executive Life Insurance Program. (Filed as Exhibit 10.14 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.14 (b)*	Amendment to Executive Life Insurance Plan. (Filed as Exhibit 10.14 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.15*	Amended and Restated Key Employees Savings and Investment Plan. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.15 (a)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.7 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)

Exhibit Number	Document Description
10.15 (b)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended March 30, 2008 and incorporated by reference herein.)
10.15 (c)*	Amendment to Key Employee Savings and Investment Plan. (Filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarter ended October 1, 2006 and incorporated by reference herein.)
10.15 (d)*	Amendment to the Key Employee Savings and Investment Plan. (Filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarter ended December 28, 2008 and incorporated by reference herein.)
10.15 (e)*	Amendment to the Key Employee Savings and Investment Plan, adopted by the Board of Directors on October 21, 2009. (Filed as Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 2009 and incorporated herein by reference.)
10.16*	Consultant Reimbursement Arrangement. (Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.17*	Briggs & Stratton Product Program. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 and incorporated by reference herein.)
10.17 (a)*	Amendment to the Briggs & Stratton Product Program. (Filed herewith.)
10.18*	Early Retirement Agreement between Briggs & Stratton Corporation and John S. Shiely. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated August 21, 2009 and incorporated by reference herein.)
10.20	Asset Purchase Agreement, dated January 25, 2005, by and among Briggs & Stratton Power Products Group, LLC, Briggs & Stratton Canada Inc., Murray, Inc. and Murray Canada Co. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.21	Transition Supply Agreement, dated February 11, 2005, between Briggs & Stratton Power Products Group, LLC and Murray, Inc. (Form of Transition Supply Agreement filed as Exhibit 10.2 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.22*	Employment Agreement entered into on January 1, 2009 between Briggs & Stratton Corporation and Michael D. Schoen. (Filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for fiscal year ended June 28, 2009 and incorporated herein by reference.)
10.23 (c)	Amended and Restated Multicurrency Credit Agreement, dated July 12, 2007, among Briggs & Stratton Corporation, the financial institutions party hereto, and J.P. Morgan Chase Bank, N.A., La Salle Bank National Association, M&I Marshall & Ilsley Bank, U.S. Bank, National Association, as co-documentation agents, and Bank of America, N.A., as administrative agent, issuing bank and swing line bank, and Banc of America Securities LLC, lead arranger and book manager. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated July 12, 2007 and incorporated by reference herein.)
10.24	Class B Preferred Share Redemption Agreement. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)

Exhibit Number	Document Description
10.25	Victa Agreement. (Filed as Exhibit 10.25 to the Company's Report on Form 10-K for fiscal year ended June 29, 2008 and incorporated by reference herein.)
10.26	Stipulation of Settlement, dated February 24, 2010. (Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 24, 2010 and incorporated herein by reference.)
12	Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
18.0	Letter from PricewaterhouseCoopers LLP re Change in Accounting Principal. (Filed as Exhibit 18.0 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
21	Subsidiaries of the Registrant. (Filed herewith.)
23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm. (Filed herewith.)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

* Management contracts and executive compensation plans and arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of Form 10-K.

Directors

WILLIAM F. ACHTMEYER (1)(2)	Chairman, Managing Partner and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm
MICHAEL E. BATTEN (1)(3)	Chairman and Chief Executive Officer, Twin Disc, Incorporated, a manufacturer of power transmission equipment
DAVID L. BURNER (2)(3)	Retired Chairman and Chief Executive Officer, Goodrich Corporation, an aircraft systems and services company
KEITH R. McLOUGHLIN (1)(2)	Chief Operations Officer Major Appliances, AB Electrolux, a manufacturer of major home appliances
ROBERT J. O'TOOLE (3)(4)	Retired Chairman of the Board and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters
JOHN S. SHIELY	Chairman of the Board
CHARLES I. STORY (1)(4)	President of ECS Group, Inc., an executive development company
TODD J. TESKE (3)	President and Chief Executive Officer of the Corporation
BRIAN C. WALKER (2)(4)	President and Chief Executive Officer, Herman Miller, Inc., a global provider of office furniture and services

Committees: (1) Nominating and Governance; (2) Compensation; (3) Executive; (4) Audit.

Elected Officers

TODD J. TESKE	President & Chief Executive Officer
JAMES E. BRENN	Senior Vice President
HAROLD L. REDMAN	Senior Vice President & President – Home Power Products Group
WILLIAM H. REITMAN	Senior Vice President – Sales & Customer Support
DAVID J. RODGERS	Senior Vice President & Chief Financial Officer
THOMAS R. SAVAGE	Senior Vice President – Administration
VINCENT R. SHIELY	Senior Vice President & President – Yard Power Products Group
JOSEPH C. WRIGHT	Senior Vice President & President – Engine Power Products Group
RANDALL R. CARPENTER	Vice President – Marketing
DAVID G. DEBAETS	Vice President – North America Operations (Engine Power Products Group)
ROBERT F. HEATH	Vice President, General Counsel & Secretary
CARITA R. TWINEM	Treasurer

Appointed Vice Presidents & Subsidiary/Group Officers

Corporate

RICHARD L. KOLBE	Vice President – Information Technology
JEFFREY G. MAHLOCH	Vice President – Human Resources
PEGGY L. TRACY	Vice President – Customer Experience

Briggs & Stratton Power Products Group, LLC

JAMES H. DENEFFE	Senior Vice President – Business Development

International Power Products Group

PHILIP J. CAPPITELLI	Vice President & General Manager – International Business Development
ROGER A. JANN	Managing Director – Europe
JAMES T. MARCEAU	Vice President & General Manager – International Operations
MARK S. PLUM	Managing Director – Briggs & Stratton Asia
THOMAS H. RUGG	Managing Director – Australia
JOSEPH M. SPECTOR	Managing Director – Latin America
EDWARD J. WAJDA	Vice President & General Manager – International

Engine Power Products Group

EDWARD D. BEDNAR	Vice President – Procurement & Logistics
JOHN R. GUY III	Vice President & General Manager – Service
PETER HOTZ	Vice President – Engine Product Development
MARVIN B. KLOWAK	Vice President – Research & Development & Quality
MICHAEL M. MILLER	Vice President – Consumer Engine Sales
PAUL R. PESCI	Vice President – Small Commercial Engines
MARTIN C. STRAUBE	Vice President – Supply Chain
RICHARD R. ZECKMEISTER	Vice President – North American Consumer Marketing & Planning

Appointed Vice Presidents & Subsidiary/Group Officers

Home Power Products Group

FLOYD L. BRETZMAN	Vice President – Product Support
HAYES A. HOLLIBAUGH	Vice President – Retail Sales
DONALD W. KLENK	Vice President – Operations
THOMAS E. WISER	Vice President – Standby Power Sales
ROBERT N. YOUNG	Vice President – Business Units

Yard Power Products Group

DON S. SCHOONENBERG	Vice President – Administration
RANDALL E. BALLARD	Vice President – Yard Power Sales
RICHARD E. FELDER	Vice President – Dealer Recruitment
DAVID T. MAUER	Vice President – Operations
ERIK P. MEMMO	Vice President – Territory Sales
G. DAVID MILAM	Vice President – Business Units
DAVID E. MILNER	Vice President – Dealer Sales
SCOTT L. MURRAY	Vice President – Parts & Service
WILLIAM L. SHEA	Vice President – Sales & Marketing
STEVEN SILVIS	Vice President – Logistics
PHILIP H. WENZEL	Vice President – Operations-Munnsville

Shareholder Information

SHAREHOLDER COMMUNICATIONS

Information is provided to shareholders on a regular basis to keep them informed of Briggs & Stratton's activities and financial status. This information is available to any person interested in Briggs & Stratton. Address requests to Shareholder Relations at the Mailing Address listed for the Corporate Offices.

A Shareholder Relations Hotline provides a no cost opportunity for shareholders to contact Briggs & Stratton. The Hotline number is 1-800-365-2759.

Briggs & Stratton has an ongoing commitment to provide investors with real time access to financial disclosures, the latest corporate and financial news, and other shareholder information. Visit Briggs & Stratton's home page on the World Wide Web at www.briggsandstratton.com. Information includes: corporate press releases, web casts of conference calls, dividend information, stock prices, filings with the Securities and Exchange Commission, including Form 10-K Reports, Form 10-Q Reports, Proxy Statements, Section 16 filings, code of ethics for principal executive, financial and accounting officers and additional financial information.

INVESTOR, BROKER, SECURITY ANALYST CONTACT

Stockbrokers, financial analysts and others desiring technical/financial information about Briggs & Stratton should contact David J. Rodgers, Senior Vice President and Chief Financial Officer, at 414-259-5333.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan is a convenient way for shareholders of record to increase their investment in Briggs & Stratton. It enables shareholders to apply quarterly dividends and any cash deposits toward the purchase of additional shares of Briggs & Stratton stock. There is no brokerage fee or administrative charge for this service. For a brochure describing the plan, please call the Shareholder Relations Hotline.

PUBLIC INFORMATION

Persons desiring general information about Briggs & Stratton should contact Laura A. Timm, Director of Corporate Communications & Events, at 414-256-5123.

General Information

EXCHANGE LISTING

Briggs & Stratton Corporation common stock is listed on the New York Stock Exchange (symbol BGG).

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSER

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Inquiries concerning transfer requirements, lost certificates, dividend payments, change of address and account status should be directed to Wells Fargo Shareowner Services, at 1-800-468-9716.

FISCAL 2010 AUDITORS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

CORPORATE OFFICES

12301 West Wirth Street
Wauwatosa, Wisconsin 53222
Telephone 414-259-5333

MAILING ADDRESS

Briggs & Stratton Corporation
Post Office Box 702
Milwaukee, Wisconsin 53201

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OUR VISION

Our vision is to be the **global leader** of supplying power for use on power equipment, and to be a relevant supplier of **high value** powered products and service solutions designed to make work easier and improve lives.

BRIGGS & STRATTON GUIDING PRINCIPLES

Value Orientation

We will create value for all of our stakeholders – shareholders, customers, employees and communities – by offering superior value in our products and services and a continuous focus on cost improvement.

Customer Focus

Our customers, including end users and channel partners, will be the focus of what we do. We will deliver value to our customers through core strengths, which include our brands, end user insights, merchandising, on-time delivery of high value innovative products and aftermarket service support.

Integration

We will work together in delivering engines and end products with unparalleled value in our industry.

Forward Thinking

While we remain mindful of our past, sustaining and growing our future with the customers and communities we serve is most important. We will seek out new markets and product opportunities to ensure profitable growth for the future.

Employees

We will foster an environment in which our employees will be welcomed, challenged and encouraged to develop, where diversity of perspectives and candor will be both expected and respected.





THE POWER WITHIN:
ENVIRONMENTAL STEWARDSHIP

Briggs & Stratton's legacy of corporate social responsibility and community involvement is reflected in its longstanding commitment to environmental stewardship. This has meant a continuous drive to improve operating efficiency, integrating environmentally friendly technology into our products, and reducing our environmental footprint globally.

Consider this:

- We have reduced our energy use by 14.9 million kilowatt hours over the last two years, reducing greenhouse gas emissions by nearly 12,000 tons.
- We have signed a pledge with the Department of Energy to reduce our energy consumption by 25 percent over the next 10 years.
- Emissions from our engine painting process have been reduced by more than 85 percent over the past 20 years.
- We have eliminated cyanide and the heavy metals chromium and nickel in our piston plating operations, replacing the metals with iron. These changes created a superior piston, manufactured in a way that has significantly reduced environmental impacts.
- We currently recycle 100 percent of our aluminum scrap, and all of the cast iron components used in our products come from recycled materials.
- We work to ensure our suppliers act responsibly by conducting reviews of their environmental operations and footprint, including the firms contracted to recycle or process our waste.

These are only a few of the many actions that demonstrate our commitment to environmental stewardship. An engaged workforce, committed leadership and dedicated internal resources have made such advances possible. These same factors have helped us reduce the emissions produced from our engines by up to 75 percent since 1995. And, by 2012, Briggs & Stratton will lower engine emissions by at least 35 percent. From the world's largest producer of small 4-cycle engines, that's no small commitment. However, it is just one indicator of Briggs & Stratton's dedication to building on and expanding its environmental achievements for another 100 years.



The cover of this report is printed on 30% post consumer recycled paper.

BRIGGS&STRATTON
CORPORATION

POST OFFICE BOX 702
MILWAUKEE, WI 53201 USA
414 259 5333

Copyright ©2010. All rights reserved.



THE POWER WITHIN™